Form 10KSB, Exhibit 13
period 1996-12-31
PENNICHUCK CORP
filed 1997-03-28
CIK 788885

----------
           the  |  People  |  we serve
                 ----------


PHOTOS:

1  [young child w/ bath tub]

2  [grandfather & grandson in canoe on pond]

3  [diner w/ 3 people]

4  [4 girls in synchro swim class]


Pennichuck Corporation 1996 Annual Report



table of  Contents


Mission Statement and Selected Financial Data                 1

Letter to Shareholders                                        2

Review of Operations                                          4

Board of Directors and Officers                              14

Management's Discussion and Analysis                         15

Report of Independent Public Accountants                     23

Consolidated Balance Sheets                                  24

Consolidated Statements of Income                            26

Consolidated Statements of Stockholders' Equity              27

Consolidated Statements of Cash Flows                        28

Notes to Consolidated Financial Statements                   29

Market and Dividend Information                              41

Annual Meeting and Shareholder Information                   41

Five Year Selected Financial Data                            42

Message from your Employees                                  45



the People we serve


For over 100 years, Pennichuck has been a partner in the growth and well-being of our community. Historically, it was the region's abundant supply of water that brought industry into the area, bringing with it new jobs, and a steady influx of people seeking a better way of life. Today, Pennichuck continues to draw on the region's sources of water to supply domestic, commercial, industrial and fire protection services for customers in the city of Nashua and across southern New Hampshire. From the largest manufacturing facilities, to a child at a school water fountain, these are the people we serve, at home and at work, our friends and neighbors in the Pennichuck community.

      Water is destined to become the most valuable commodity of all. As a leading supplier of quality, safe drinking water and water-related services, Pennichuck has enjoyed steady growth. Your company will always pursue new opportunities with careful planning and forethought, while continuing to meet the growing needs of the people we serve. Pennichuck remains committed to environmental stewardship and protecting the watershed, in order to preserve the purity and abundance of our most precious resource for future generations. Just as we always have since 1852.


PHOTO:

5  [Canoe oars (silouetted)]



selected financial data


Pennichuck Corporation ("The Company") is a holding company with three wholly-owned operating subsidiaries: Pennichuck Water Works, Inc.
("Pennichuck"), The Southwood Corporation ("Southwood") and Pennichuck Water Service Corporation ("PWSC").

      The mission of Pennichuck is to be a leading private supplier of quality, safe drinking water and water-related services in New England.

      Pennichuck Water Service Corporation provides water system management services for Cohasset, Massachusetts.

      The Southwood Corporation is a developer of commercial and residential real estate with land-holdings in Nashua and Merrimack, New Hampshire.


Five Year Comparative Financial Highlights--
   Pennichuck Corporation and Subsidiaries

(information replaces 4 charts)

                             1992           1993           1994           1995           1996
                          -----------    -----------    -----------    -----------    -----------
                                                   (in 000's of dollars)

Net Income                $   466,000    $   871,000    $   973,000    $ 1,095,000    $ 1,238,000
Total Assets              $43,745,000    $45,390,000    $46,528,000    $47,893,000    $50,070,000
Earnings per Share        $      0.54    $      1.11    $      1.32    $      1.53    $      1.68
Dividends per Share       $      0.64    $      0.64    $      0.75    $      0.91    $      1.03


letter to shareholders


Dear Shareholder:

The people we serve. That has always been the focus of your Company. This year's annual report provides a pictorial collage that illustrates not just the diversity of our customers, but also their broad range of needs. At Pennichuck, we believe better service for our customers results in improved returns for our shareholders.

      Despite average water consumption, 1996 was a good year for your Company. Thanks to strict cost control and an improved real estate market, 1996 marked the fifth consecutive year of improved earnings. Consolidated revenue from operations was $12,203,000 versus $11,486,000 in 1995. Consolidated earnings grew to $1.68 per common share compared to $1.53 last year. The Company increased its annual dividend from $.91 per share in 1995 to $1.03 per share in 1996.

      1996 was also our first full year of offering the optional cash payment feature of our Dividend Reinvestment and Common Stock Repurchase Plan, as well as initial cash investments for Pennichuck customers and employees. For the year, the Company added over 250 new shareholders and raised over $466,000 in new equity, which we subsequently invested in new construction projects.

      Pennichuck Water Works, Inc. ("Pennichuck") generated annual revenues of $10,693,000 versus $10,789,000 last year. This reduction in revenue was due to a 3.1% reduction in billed consumption for the year, caused by a very wet month of July. During the year, Pennichuck refinanced $8 million of debt, which lowered its overall cost of debt and helped improve earnings for the year. As part of its growth strategy, Pennichuck established a wholesale contract with the Merrimack Village District (MVD) for the purchase of water to service a new, 245-unit development currently under construction in Bedford. The contract also provides for the future sale of water to MVD by Pennichuck. During the year, we added 247 new customers to existing systems and opened preliminary discussions with a number of development companies regarding the potential acquisition of their water systems.

      The year brought dramatic changes in federal regulation of drinking water through the reauthorization of the Safe Drinking Water Act by the US Congress. Over the coming months, the United States Environmental Protection Agency (USEPA) will be developing new regulations to meet the requirements of the Act. As a member of the National Drinking Water Advisory Commission to the USEPA, I will be directly involved in drafting these new regulations. In addition, the US Congress eliminated the tax on contributions in aid of construction (CIAC) imposed on utilities since 1986. Eliminating the tax on CIAC makes the acquisition of small systems much more attractive to Pennichuck.

      Management continued to nurture its relationship with State regulatory agencies and our delegation to the New Hampshire Legislature. Proactive communication keeps officials informed of our long term expansion plans, relative to issues which could negatively impact our Company.

      The Southwood Corporation ("Southwood") generated revenue of $1,321,000 this year, compared to $631,000 in 1995. Revenue came from the sale of two parcels in Southwood Business Park, from the sale of 8 units in our residential joint venture called "Village at Bowers Pond" and from certain development option fees. As part of our ongoing program to reduce cost, Southwood filed for tax abatements which resulted in an annual property tax reduction of $69,000.

      Pennichuck Water Service Corporation ("PWSC"), and its joint venture partner, continue to profitably manage the water treatment and distribution system for the town of Cohasset, Massachusetts. As always, PWSC seeks new opportunities where our specialized expertise and capabilities could be utilized.

      I wish to express my appreciation to our employees and directors for their commitment and hard work. The success of our Company over this past year is directly attributable to their efforts. Also, I would like to recognize our customers and shareholders for their loyalty and support.


Sincerely,

/s/  MAURICE L. AREL

Maurice L. Arel
President and Chief Executive Officer


PHOTO:

6  [Maurice Arel]
    Maurice Arel


PHOTO:

7  [man washing car with little girl]

Labor of love:
washing a treasured antique the old-fashioned way, with hose and sponge -- and a little help -- on a glorious, sunny Saturday morning at Brinton's Landing in Nashua.



REVIEW OF OPERTIONS

the families we serve

1996 was a year of dramatic change in the water works industry, and a year of significant accomplishment here at Pennichuck. The following report is categorized according to what we see as the most significant challenges impacting our industry and your Company:

      []  Government regulation and mandates:
          Safe Drinking Water Act (SDWA);
          State and local government regulation
      []  Infrastructure maintenance and replacement
      []  Source water protection
      []  Technological advancements
      []  Customer service expectations


GOVERNMENT REGULATION

We have already mentioned that the US Congress passed the reauthorization of the Safe Drinking Water Act. Pennichuck management played an active role in efforts to influence this legislation and ensure that the final reauthorization was both constructive and realistic. We worked through our national and regional trade associations, and we visited our legislators in Washington, to gain their support for a workable law that could be implemented by the industry.

      The new SDWA regulations did not require us to make any immediate changes at Pennichuck. However, we will be modifying our treatment processes significantly as we move into the future. In 1996, we conducted a bench-scale study to analyze the use of ozone as a primary disinfectant in our water treatment process. Not only does ozone improve the taste and odor of drinking water, it is also one of the few treatment techniques proven to be effective in eliminating the threat of giardia lambia and cryptosporidium; two types of protozoan which have contaminated drinking water supplies in some municipal water systems. In addition, ozone will help water utilities meet more stringent regulations for several other purity parameters in the future.

      Highway construction by the State of New Hampshire imposes a significant financial burden on the Company when it conflicts with our water lines. Currently, the New Hampshire Department of Transportation is widening the F.E. Everett Turnpike which runs north and south through the middle of our service area. We have crossings at virtually every highway interchange, and at each one, we are required to extend the steel sleeves protecting our pipelines. In several instances, we have had to relocate our pipeline and install new sleeves, while maintaining uninterrupted service to our customers. Since 1994, we have spent approximately $900,000 on highway related relocation work, and we anticipate spending a further $300,000 over the next two years.


PHOTOS:

8  [family hiking at pond]

9  [grandfather & grandson canoeing on pond]

10 [young child in bath]

11 [bucket of suds w/ sponge]


Back to nature: hiking the trails around the tranquil Supply Pond at our treatment facility; passing down a wealth of knowledge and fish stories at Beaver Lake in East Derry, NH; a bath that makes getting clean almost as much fun as getting dirty.


PHOTO:

12 [diner with three people]

Main street America: customers enjoy great food and friendly service at Central Diner on Main Street, Nashua. Anyone for apple pie?



the Businesses we serve

      On the local level, we are working with the city of Nashua to better facilitate the dewatering of wastewater sludge from our water treatment plant. Currently, we dispose our water treatment residuals into the Nashua wastewater system. However, our residuals contain aluminum which hinders the dewatering process. In 1997, we will change to using ferric chloride, an iron based product, instead of aluminum sulfate. Since the ferric residuals will not interfere with the dewatering process at the city wastewater plant, we should be able to continue to use the sewer system for our residual disposal. The less desirable alternative would be to manage residuals on site, which would involve constructing sludge lagoons.


INFRASTRUCTURE MAINTENANCE AND REPLACEMENT

The water utility profession is customer-driven. Assuring our customers consistent water quality and ongoing system reliability is our primary responsibility. The success of our operations and management practices is measured by our ability to deliver a dependable supply of water to meet the needs of the community and protect public health, all at a fair price.

      Pennichuck has an extensive infrastructure which requires regular maintenance and, ultimately, replacement in order to always ensure dependable service for our customers. In 1996, we continued our main pipe rehabilitation program, replacing 2,800 ft. of 100+ year-old pipeline with new ductile iron pipe. The old pipe was small-diameter, unlined cast-iron pipe which had become severely corroded, preventing the necessary flows to provide good service. Ongoing replacement of old service lines, hydrants and gate valves improves overall system reliability. Routine meter testing and maintenance ensures accuracy and fairness.


PHOTOS:

13 [dentist with child]

14 [clerk at produce dept. at supermarket]

15 [barber trimming hair of customer]

16 [coffee cup w/ spoon]

"Open a little wider please..." a cavity-free check up at Dr. Fasulo's; keeping the fruits and vegetables crisp and fresh at Shop 'n Save; is it the cut, or the conversation that keeps 'em coming back to Chuck's Barber Shop?


      All of Pennichuck's production equipment benefits from regularly scheduled maintenance. Pumps and motors must operate on demand to meet customer expectations. Valves must function properly to isolate system problems and minimize customer outages. Hydrants must be checked and operated to make sure they will work well in the event of a fire.

      The Company owns and operates five dams which need regular inspection and maintenance. We also own buildings throughout our systems which need attention. Our Concord Street production facility incorporates several buildings which were constructed in the 1800s. These buildings house modern production equipment and provide useful storage. We make every effort to maintain these structures and preserve their historical architecture.

      Pennichuck plans to continue to update and modernize its infrastructure in 1997. The construction of a new 6.6-million-gallon reservoir adjacent to our 5-million-gallon Fifield storage tank will provide necessary storage at an anticipated cost of $2.2 million. The Company also plans to replace 7,075 feet of old, cast-iron pipe in conjunction with the city of Nashua's project to upgrade the sewer system. This will result in increased fire protection and water quality to the impacted areas, at an anticipated cost of $728,000. In 1997, the Company also plans to upgrade the spillway capacity of the Supply Pond Dam which was built in the late 1800s. It is expected to cost about $300,000 in order for the dam to meet current state and federal regulations. In addition to these major projects, Pennichuck will make ongoing investments in new technology, improving the watershed and replacing outdated equipment.


SOURCE WATER PROTECTION

The Pennichuck Brook watershed is our primary source of water, accounting for about 75% of our total annual supply. The watershed is heavily developed in several areas, and stormwater runoff from these developments presents a special challenge for maintaining high quality source water. During the year, we outlined a Watershed Protection Plan that will identify which geographical drainage areas feed the Pennichuck Brook system, as well as potential non-point pollution sources. In addition to helping us establish priorities for the mitigation and remediation of stormwater, the Plan will help us obtain regulatory support for any improvements we institute. When it's finished in 1997, our Plan will serve as a comprehensive guide for managing, protecting and improving all aspects of our watershed.


TECHNOLOGICAL ADVANCEMENTS

Technology helps us improve quality and reliability. We rely on computer technology throughout our water production and treatment processes, to collect data, as well as to measure and monitor flows and pressures. This year, we continued to implement our Supervisory Control and Data Acquisition (SCADA) System. Now, virtually all of our remote pumping stations are monitored from our water treatment plant in Nashua. We can oversee operations, make changes and collect information from each station, remotely, via a personal computer terminal in our Concord Street control room.

      Utilizing computer-aided drafting to create technical specifications is yet another way technology has helped us improve efficiency. Before work begins on any construction project, from a new plant addition to a simple pipe extension, all contractors are given detailed technical specifications to follow. Adhering to one set of standards ensures uniform material use and consistent installation practices, resulting in greater long term quality and reliability, as well as cost savings.

      1996 also saw the completion of our Company-wide computerization effort. Now, most Pennichuck employees are equipped with personal computers running WindowsTM and Microsoft(R) Office. This is part of our long-range strategy to network all three of our facilities together, with everyone using current Windows programs, rather than our older, incompatible legacy applications. As part of this process, we have replaced our ten-year-old accounting software package with Macola,TM a Windows-based accounting program. In pursuing this migration strategy, we've already succeeded in eliminating the "only" software package that would have experienced date problems in the year 2000. At this time, all of our applications software is "Year 2000" compliant.


PHOTO:

17 [Taggart ice general manager with bags of ice]

One cool customer: Taggart Ice Company in South Nashua makes hundreds of tons of ice every year. General Manager, Jody Ruonala, chills out in the company's warehouse-sized freezer.


the Industries we serve

      In addition, the Company is developing a business resumption plan that details disaster recovery procedures, not just for computer and support services, but for all aspects of the Company's operations. We expect to complete this plan in 1997.


CUSTOMER SERVICE EXPECTATIONS

The customers we serve demand a high quality product at a reasonable price. In addition to water that's clear and clean, odorless and great-tasting, our customers expect strong water pressure and responsive service from our organization. At Pennichuck, we work hard to understand our customers' needs in order to better serve them. We maintain a computerized log to track all customer concerns, and we have a well-trained staff to communicate the human side and friendly face of our Company to our customers.

      As with any company, Pennichuck is only as strong as its people. All our employees are empowered to make real-time decisions. They are trained to anticipate, respond and correct problems such as service breakdowns quickly and effectively. To achieve this goal, training and education is essential. In every department throughout the Company, employees are encouraged to maintain certifications, attend seminars, pursue computer training, and take advantage of courses offered by our professional and trade associations. At Pennichuck, we believe every employee has the opportunity, and indeed, the responsibility, to extend good will to our customers.

      Your Company operates with a singular focus aimed at bettering ourselves and our performance. We are continually striving to find new ways to improve our efficiency, improve our water quality and improve our customer service. However, everyone, including customers, must understand that there is a very real economic cost associated with the improvements we make.


PHOTOS:

18 [Sanders print circuit board processor]

19 [Anheuser-Busch lager tanks]

20 [Hampshire Chemical employees collecting field samples]

21 [scoop with ice]

An aqueous in-line cleaner removes residue from printed circuit boards manufactured at Sanders; lager tanks at the Merrimack Brewery of Anheuser-Busch; collecting field samples at Hampshire Chemical.


PHOTO:

22 [4 girls at Boys' and Girls' Club synchro swim class]

All the right moves: 12- to 14-year-old girls perfect their ballet-like moves during the Wednesday evening synchronized swimming class at the Boys and Girls Club of Greater Nashua. Olympics 2004 here we come!


the Communities we serve


GROWTH AND REGIONALIZATION

Since 1986, Pennichuck has successfully acquired sixteen (16) community water systems throughout southern New Hampshire, adding over 1,000 new customers in the process. In addition, we were granted franchise approval from the New Hampshire Public Utilities Commission to serve major portions of the towns of Amherst and Bedford, as well as limited portions of Merrimack, Hollis and Milford. We also established wholesale water agreements with the towns of Milford, Merrimack and Hudson. In 1995, we entered into a three-year, joint venture agreement with Weston and Sampson Services to maintain and operate the water system for the town of Cohasset, Massachusetts. We are midway through our second year of successful and profitable operations under this agreement.

      During 1996, we continued this positive trend, acquiring community water systems and pursuing maintenance and operations contracts for other municipal water systems. We have completed acquisition agreements for seven new community water systems, serving 500 new customers located in Bedford, Amherst, Salem and Plaistow, New Hampshire. We also submitted proposals to maintain and operate the water systems for the towns of Devens, Massachusetts, and Hudson, New Hampshire. We narrowly missed winning the Devens bid which was awarded to another contract operator. The contract for Hudson will be decided in late 1997 or early 1998. Whatever the result, you can be assured that your Company will continue to pursue new opportunities for growth and expansion in various communities throughout our region and into the future.


PHOTOS:

23 [two students at pennichuck jr. high school]

24 [nashua waste water treatment plant]

25 [two firefighters at nashua fire station one]

26 [swimmers goggles]

A refreshing break between classes at Pennichuck Junior High; Nashua Waste Water Treatment Facility recycles our precious resource, returning it safely to the environment; Nashua Fire Department Station No. 1 at the ready in case of any emergency.



board of Directors and Officers


BOARD OF DIRECTORS

Maurice L. Arel, President, Chief Executive Officer, Pennichuck Corporation Joseph A. Bellavance, President, Bellavance Beverage Company, Inc.
Frank B. Clancy, Clancy & O'Neill, Attorneys at Law
Charles E. Clough, President, Freedom Energy Company
Stephen J. Densberger, Executive Vice President, Pennichuck Corporation Robert P. Keller, Chief Executive Officer, Commerce Security Bancorp, Inc. Hannah M. McCarthy, President, Daniel Webster College
Charles J. Staab, Vice President, Chief Financial Officer and Treasurer Davis P. Thurber, Chairman, Bank of New Hampshire Corporation


SENIOR BOARD OF DIRECTORS

John C. Collins


OFFICERS

Maurice L. Arel, President, Chief Executive Officer
Stephen J. Densberger, Executive Vice President
Charles J. Staab, Vice President, Chief Financial Officer and Treasurer Bonalyn J. Hartley, Vice President-Controller
Donald L. Ware, Chief Engineer
James L. Sullivan Jr., Secretary


IN MEMORIAM

James L. Sullivan, Past President & Senior Director
Pennichuck Water Works, Inc. from 1957-1996



management's Discussion & Analysis of financial condition and result of operations


The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements, and with the five year Selected Financial Data on page 42. Pennichuck Corporation (the "Company") has three wholly-owned subsidiaries: Pennichuck Water Works, Inc. ("Pennichuck") which is involved in water supply and distribution, The Southwood Corporation ("Southwood") which owns, manages and develops real estate, and Pennichuck Water Service Corporation ("PWSC") which is involved in non-regulated, water-related services and operations. The activities of these subsidiaries are discussed separately under "Results of Operations." Pennichuck's operations are regulated by the New Hampshire Public Utilities Commission (the "NHPUC") and, as such, Pennichuck must obtain approval before raising water rates to recover corresponding increases in operating expenses and to obtain the opportunity to earn a return on recent rate base investments.


LIQUIDITY AND CAPITAL RESOURCES

The operating and capital funds required by the Company's subsidiaries are generally provided by internally-generated cash, and as necessary, by borrowings available under a revolving credit facility with Fleet Bank-NH ("Fleet"). For the twelve months ended December 31, 1996, the consolidated operating cash flow was approximately $2,300,000, of which $1,900,000 was derived from the Company's core water utility business and $400,000 from real estate and other operating activities. Due to the seasonal nature of Pennichuck's business, cash flow during the first and second quarters of the calendar year is generally insufficient to meet all of the Company's cash requirements for debt service, dividend payments, capital expenditures and working capital. However, cash flow from utility operations tends to be greater in the third and fourth quarters as a result of increased water consumption during the late-spring and summer months. Cash flow derived from real estate activities in 1996 was derived from the sale of one land parcel and Southwood's residential joint venture, as discussed later under "Results of Operations."

      Under a revolving term loan agreement with Fleet, the Company has available an unsecured $4.5 million credit facility. This facility is utilized to fund any shortfall in working capital and to fund capital projects on an interim basis until such projects can be refinanced on a long-term basis. In July 1996, that term loan agreement was amended to extend the maturity date of all amounts borrowed (or to be borrowed in the next 17 months) until May 31, 1998. As a result, outstanding borrowings totaling $3,195,000 at December 31, 1996, have been classified as "Long-term debt" in the Consolidated Balance Sheet; consisting of $2,750,000 in short-term notes maturing on March 12, 1997, plus $445,000 outstanding under the revolving line of credit portion of that loan. The interest rates on the short-term notes are tied to Fleet's cost of funds, or LIBOR, whichever is lower, and the interest rate on borrowings outstanding under the line of credit is at Fleet's "base rate." At December 31, 1996, the weighted average interest rates on the outstanding term notes and borrowings under the line of credit were 7.09% and 8.25%, respectively.

      In March 1996, Pennichuck issued an $8 million, unsecured note, the proceeds of which were used to refinance $5,330,000 of existing long-term debt, as well as $2,670,000 of outstanding borrowings with Fleet. The term of this note is for 25 years and carries a fixed interest rate of 7.40%.

      For 1997, the Company's consolidated capital budget is estimated to be $5.3 million, all of which relates to water utility projects. The 1997 capital budget contains several major projects, the most significant of which is a 6.6 million-gallon-water storage facility at an estimated cost of $2,200,000. Other major projects include (i) replacing 7,000 linear feet of pre-1900 distribution mains, (ii) upgrading Pennichuck's major electric pumps at its treatment plant for greater operating efficiency,
(iii) dredging one of Pennichuck's source of supply ponds and reconstructing one of its dams, and (iv) relocating a distribution main to accommodate ongoing State highway construction projects.

      In order to partially fund its 1997 capital expenditure program, Pennichuck has obtained preliminary approval from the New Hampshire Business Finance Authority to issue up to $4,500,000 in tax exempt bonds. Pending regulatory approval by the NHPUC, this financing should be completed during the second quarter of 1997. It is expected that budgeted operating cash flow, together with any unused portion of the Company's line of credit, will be sufficient to fund the remainder of Pennichuck's capital budget and provide the necessary operating funds for the Company's subsidiaries. Given the significant rate base investment, in the amount of $3,100,000, that Pennichuck made in 1996, and the $5,300,000 planned in 1997, Pennichuck intends to file for rate relief with the NHPUC in the second quarter of 1997. At this time, no determination has been made regarding the amount of the rate relief to be requested.

      Pennichuck is subject to the water quality regulations promulgated by the United States Environmental Protection Agency ("EPA") and the New Hampshire Department of Environmental Services ("DES"). The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the Federal Safe Drinking Water Act ("SDWA"). The quality of Pennichuck's treated water currently meets or exceeds all standards set by the EPA and Pennichuck does not anticipate that any significant capital expenditures will be required in the next three years given present water quality standards set by the SDWA. The re-authorization of the SDWA by Congress in 1996 will lead to increased monitoring standards which may result in increased operating costs for Pennichuck. It is expected that any additional monitoring and testing costs arising from EPA mandates will eventually be recouped through water rates.

      Consolidated retained earnings of the Company increased by $482,718 during 1996 to $7,380,880 at December 31, 1996. The net increase in retained earnings resulted from $1,238,485 of net income less $755,767 for the payment of dividends on its common stock. For the twelve months ended December 31, 1996, the Company paid dividends of $1.03 per common share, representing a 13% increase over the previous year. However, the Company's ability and willingness to pay future dividends on its common stock are dependent on its future earnings and financial condition.

      In October 1995, the Company amended its dividend reinvestment plan (the "Plan"). Such amendments increased the number of common shares offered under the Plan from 100,000 to 200,000, and expanded Plan participation to include Pennichuck's residential customers and employees residing in New Hampshire. Under the amended Plan, participants are allowed to make initial and subsequent optional cash investments in shares of common stock, not exceeding $3,000 per quarter. The Company began issuing shares for initial investments and optional cash investments in February 1996. For the year ended December 31, 1996, a total of 26,218 new shares were issued under the Plan, resulting in approximately $466,000 of additional common equity capital.


RESULTS OF OPERATIONS - 1996 COMPARED TO 1995

For the twelve months ended December 31, 1996, consolidated net income of the Company and its subsidiaries was $1,238,485, or $1.68 per common share, compared to $1,094,970, or $1.53 per common share in 1995. For 1996, consolidated revenues increased to $12,202,688; a 6.2% increase over last year. Although consolidated revenues in 1996 increased over the year before, water revenues generated by Pennichuck decreased by $96,000 while revenues from real estate and other operations increased by $812,000, for reasons discussed in greater detail below.


WATER UTILITY OPERATIONS

In 1996, water revenues decreased to $10,693,151; a 1% decline from 1995. That decrease is principally the result of a 3.1% decline in billed consumption within Pennichuck's core system, reflecting the damper and cooler conditions experienced during 1996, and a 3% decline in industrial consumption due to a continued weak economy in the manufacturing sector. Total rainfall in 1996 was 53" compared to 39" in 1995 and represented the fourth rainiest year since 1900. As in recent years, Pennichuck realized a modest 1.2% growth rate in new customers within its core and community water system franchises.

      For the twelve months ended December 31, 1996, Pennichuck's overall rate of return on rate base, as defined, was 8.42%, or 39 basis points below its allowed overall rate of return of 8.81%. That decrease in Pennichuck's overall return reflects its added investment in rate base in the amount of $1.9 million, from $27.9 million at the end of 1994 to $29.8 million at the end of 1996, and a 25% increase in property taxes paid to the city of Nashua and the town of Merrimack, totaling nearly $250,000 during the same two-year period. The Company expects that Pennichuck will be allowed a rate increase so that it can earn a reasonable return on its additions to rate base, and in order to recover the additional taxes by increasing the rates charged to its customers. However, Pennichuck will not be able to charge its customers for any increase in taxes incurred prior to the effective date of any such rate increase. Given the significant investment in rate base planned for 1997 and increased operating costs incurred, Pennichuck expects to file for a rate increase with the NHPUC during the second quarter of 1997, although the amount of such increase has yet to be determined.

      The utility's operating expenses include costs for treatment and production, maintenance, administration, property taxes, and depreciation and amortization. For the twelve months ended December 31, 1996, Pennichuck's operating expenses were $7,606,482, representing a 6.1% increase over 1995. Treatment and production costs totaled $1,726,000 for 1996; a $57,000 increase from the previous year, caused primarily by an $83,000 increase in chemical and sludge removal costs. In February 1996, the city of Nashua increased the sludge disposal rate charged Pennichuck from $1.31 to $3.91 per hundred cubic feet, resulting in a $50,000 increase in fees. Increased production costs, however, were partially offset by $67,000 in reduced power costs as a result of a 3.8% decrease in 1996 pumpage. Distribution and maintenance expenses in 1996 increased by $103,000 over 1995, a result of an aggressive preventive maintenance program for services and gate valves. Other significant changes in operating costs include a $77,000 increase in depreciation expense reflecting the increased investment in plant in service. Also, property taxes increased $104,000 as a result of re-assessments of Pennichuck's property during 1995 and additional taxable property placed in service during 1996. Property taxes continue to be a major component of Pennichuck's cost structure, representing approximately 17% of its total operating costs and 12% of its total operating revenues.

      As a percent of utility operating revenues, operating expenses were 71.1% and 66.4% for 1996 and 1995, respectively. Although this ratio is not necessarily an indicator of operating efficiency, it does provide the operating margin available to cover interest, income taxes and dividends distributable to the Company.


WATER SERVICE OPERATIONS

In an effort to expand its non-regulated, water-related business activities, the Company created a wholly-owned subsidiary, Pennichuck Water Service Corporation ("PWSC"). PWSC entered into a joint venture with a regional water engineering firm to provide water-related operations and maintenance contract services to municipalities, especially those which may have financial difficulty complying with the mandates of the SDWA. Contract operation and public-private partnerships provide viable alternatives for such municipalities. In May 1995, the joint venture entered into a three year contract with the town of Cohasset, Massachusetts, to operate its water treatment plant and distribution system. Operation of this system began on July 1,1995. While this single contract alone did not have a material impact on the Company's 1996 consolidated earnings, PWSC is pursuing additional operating maintenance contracts as growth opportunities for the Company.


REAL ESTATE AND OTHER OPERATIONS

For the twelve months ended December 31, 1996, real estate and other revenues increased to $1,509,537 compared to $697,443 in 1995. That increase is attributable to several significant real estate transactions which occurred during 1996, as discussed further below.

      1996 revenues include two major land sales, both within Southwood Business Park. As a result of these sales, Southwood no longer has any further ownership interest in this Park. In January 1996, Southwood sold a 19.6-acre parcel in its Business Park for $495,000, net of commission, and in December 1996, Southwood sold its last remaining lot in its Business Park to the State of New Hampshire for $535,000. Although the latter sale closed on December 30, 1996, the proceeds from that sale were not received until early January 1997 and, therefore, Southwood has included the revenue from the sale under "Account receivable" in the accompanying Consolidated Balance Sheet as of December 31, 1996.

      Other revenues from real estate-related activities during 1996 include approximately $82,000 of option income earned under a development agreement entered into in September 1995 with a regional developer. As lots are readied for development, the agreement provides for a per-acre payment of a minimum of $60,000 to Southwood. Presently, there are 47 acres in the Corporate Park subject to this agreement.

      Also in May 1996, Southwood entered into a joint venture, Bowers Pond LLP, with a local developer to develop a 35-lot residential subdivision in Nashua. Under the terms of the agreement, Southwood, as a 50% partner, has sold to the partnership approximately 15 acres of land in exchange for a $700,000 non-interest bearing note. As homes are constructed and sold to third parties, Southwood will receive principal payments on the note of $20,000 per lot and, in addition, will receive 50% of the profit on each home. Under generally accepted accounting principles, the note receivable has been offset by the deferred gain on the sale of land to the partnership, and any gains will be recorded as the homes are sold to third parties. As of December 31, 1996, the partnership had sold 8 lots and Southwood had recorded $208,000 in revenues from those sales. There were no such residential partnership activities during 1995.

      The operating expenses associated with Southwood's activities were approximately $982,000 in 1996, and include $730,000 of allocable infrastructure costs associated with the two land sales discussed previously. Also included in real estate operating expenses are property taxes totaling $56,000 and $187,000, for 1996 and 1995 respectively. Gross real estate taxes in 1996 totaled approximately $106,000 and were offset by the receipt of approximately $50,000 from the city of Nashua relating to the settlement of the prior year's property tax abatements. In addition, the assessed value of property located in Southwood Corporate Park was reduced by nearly $1.8 million during 1996 as a result of negotiations with the city of Nashua.

      In May 1996, NYNEX Corporation ("NYNEX"), a partner with Southwood in 555 Aeyers Mills Associates, sold its one-half interest in that partnership to the Company for approximately $204,000. NYNEX's decision to sell its interest was part of a corporate-wide plan to divest itself from real estate development activities. That partnership was originally formed to develop, construct and lease a 90,000-square-foot office building on a 6.75-acre site owned by the partnership in Southwood Corporate Park. The entire ownership interest in that parcel is now included within the 47 acres under the development option agreement discussed earlier.

      In addition to the 47 acres remaining to be developed in Southwood Corporate Park, Southwood owns approximately 645 acres in the city of Nashua and the town of Merrimack which is available for development.


RESULTS OF OPERATIONS - 1995 COMPARED TO 1994

For the twelve months ended December 31, 1995, consolidated net income of the Company and its subsidiaries was $1,094,970, or $1.53 per common share, compared to $972,548, or $1.32 per common share in 1994. Earnings per share for 1994 includes $.14 from the settlement of several property tax abatements received from the city of Nashua relating to prior years' non-utility property assessments. For 1995, consolidated revenues increased to $11,486,183; a 12.4% increase over 1994.


WATER UTILITY OPERATIONS

Water revenues increased to $10,788,740 in 1995; a 6.2% increase over 1994. This increase was principally the result of favorable rate and volume increases experienced by Pennichuck during 1995. On December 1, 1994, Pennichuck initiated a step increase of 3.5%, which had been stipulated by the NHPUC as part of Pennichuck's November 1993 rate case settlement. The amount of the step increase was based on certain additional rate base investment and increased operating costs incurred from October 1, 1993 to September 30, 1994. The full benefit of that step increase, amounting to approximately $345,000, was realized during 1995. The increase in water revenues was further affected by a 2.6% increase in water consumption in 1995 as compared to 1994. The increased consumption occurred primarily in the third quarter, as a result of lower than normal rainfall and warmer than normal temperatures during that period. In 1995, Pennichuck added 284 new customers within its core system franchise, and acquired one additional community water system with 70 customers in Epping, New Hampshire.

      For the twelve months ended December 31, 1995, Pennichuck's operating expenses were $7,165,797; a $350,000, or 5.1%, increase over 1994. Operating costs for 1995 reflect a major increase for property taxes in the city of Nashua and the town of Merrimack as a result of property re-assessments which became effective April 1, 1995. The Company previously reported that the operating assets of Pennichuck were in the process of being reassessed by those local authorities for the tax year April 1, 1995 to March 31, 1996. In August 1995, Pennichuck reached a settlement agreement with Nashua and Merrimack with respect to the assessed values of its utility properties, resulting in a 23% increase over previous assessments. On an annualized basis, this represents approximately $240,000 of additional property taxes, of which approximately $180,000 is recognized in 1995.

      Treatment and production costs totaled $1,669,000 for 1995 reflecting a $103,000 increase from the previous year. This is principally due to an 11.6% increase in pumpage during the third quarter, as a result of warmer, drier weather than in the same quarter of 1994. Other significant cost increases during 1995 were approximately $42,000 in additional depreciation and amortization expense due to the increased investment in plant in service during 1995 and 1994, and $33,000 of additional employee benefits relating to pension and other post-retirement benefits.


REAL ESTATE OPERATIONS

For the twelve months ended December 31, 1995, real estate and other revenues increased to $697,443 compared to only $52,884 in 1994. This increase is attributable to two significant real estate transactions which occurred during 1995, as discussed below.

      During 1995, Southwood experienced renewed interest in its Corporate and Business Parks, due to the gradual absorption of vacant office space in the greater Nashua area over the past two years. In August 1995, Southwood sold a 9.96-acre parcel of land within its Corporate Park to a local company for $647,000, which is reflected in the Consolidated Statements of Income, net of approximately $65,000 of closing costs. This sale resulted in a net pretax gain of $147,000.

      As discussed earlier, effective September 1, 1995, Southwood entered into an option agreement with a regional real estate developer for the remaining 47 acres of available land located in Southwood Corporate Park. For the year ended December 31, 1995, Southwood has recorded $40,000 in option income relating to this agreement, and the estimated annual income from this agreement is expected to offset the current carrying costs of the land under option.

      The operating expenses associated with Southwood's activities were approximately $821,000 in 1995, and include $410,000 of allocable infrastructure costs associated with the sale of the 9.96-acre parcel as previously discussed. Also included in real estate operating expenses are property taxes totaling $187,000 and $62,000 in 1995 and 1994, respectively. Gross real estate taxes in 1994 totaled $217,000, which were offset by the receipt of approximately $155,000 from the city of Nashua in settlement of prior years' property tax abatements.


EFFECTS OF INFLATION

The effects of inflation on the utility operations of the consolidated group are not material since the NHPUC allows most prudent and reasonable cost increases to be recouped through increased water rates. It should be noted, however, that a regulatory lag exists from the time that the utility incurs higher costs to the time that it is allowed to bill revenues sufficient to cover these cost increases. In times of high inflation, this lag could have a detrimental effect on the profitability of Pennichuck and the Company.



Report of Arthur Andersen, LLP

INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Pennichuck Corporation:

We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN, LLP

Boston, Massachusetts
February 3, 1997



consolidated Balance Sheets

PENNICHUCK CORPORATION AND SUBSIDIARIES


                                                                   December 31
                                                           ----------------------------
                                                               1996            1995
                                                           ------------    ------------

Assets

Property, Plant and Equipment
  Land                                                     $    378,237    $    317,739
  Buildings                                                  15,847,287      15,172,619
  Equipment                                                  41,861,346      39,214,221
  Construction work in progress                                 149,930         522,374
                                                           ----------------------------
                                                             58,236,800      55,226,953
  Less accumulated depreciation                              14,898,405      13,780,780
                                                           ----------------------------
                                                             43,338,395      41,446,173
Current Assets
  Cash                                                          260,668         202,763
  Accounts receivable, net of reserves of $25,000 in
   1996 and 1995                                              1,207,762         854,479
  Unbilled revenue                                              920,000         889,000
  Refundable income taxes                                        62,848          14,091
  Materials and supplies, at cost                               225,373         219,757
  Prepaid expenses and other current assets                     382,388         389,877
                                                           ----------------------------
                                                              3,059,039       2,569,967

Other Assets
  Deferred land costs                                         2,412,374       2,844,090
  Deferred charges and other assets                           1,106,198         916,148
  Investment in real estate partnership                         153,692         116,815
                                                           ----------------------------
                                                              3,672,264       3,877,053

                                                           $ 50,069,698    $ 47,893,193
                                                           ============================


The accompanying notes are an integral part of these consolidated financial statements.


consolidated Balance Sheets, continued

PENNICHUCK CORPORATION AND SUBSIDIARIES


                                                                   December 31
                                                           ----------------------------
                                                               1996            1995
                                                           ------------    ------------

Stockholders' Equity and Liabilities

Stockholders' Equity
  Common stock - $1 par value - authorized 2,400,000
   shares, issued and outstanding 748,156 and 721,598
   shares in 1996 and 1995, respectively                   $    748,156    $    721,598
  Additional paid in capital                                  5,120,306       4,678,530
  Retained earnings                                           7,380,880       6,898,162
                                                           ----------------------------
                                                             13,249,342      12,298,290
  Less cost of 2,641 and 2,539 shares of common stock
   in treasury in 1996 and 1995, respectively                   (52,940)        (51,079)
                                                           ----------------------------
                                                             13,196,402      12,247,211

Preferred Stock
  No par value, 100,000 shares authorized, no shares
   issued in 1996 and 1995                                           --              --

Long-Term Debt, Less Current Portion                         20,995,000      20,881,078

Current Liabilities
  Current portion of long-term debt                             818,750         146,933
  Accounts payable                                              265,342         586,309
  Accrued interest payable                                      329,951         194,514
  Other current liabilities                                     714,536         903,412
                                                           ----------------------------
                                                              2,128,579       1,831,168

Commitments and Contingencies

Deferred Credits and Other Reserves
  Deferred income taxes                                       2,265,629       1,776,091
  Regulatory liability                                        1,247,756       1,280,679
  Deferred investment tax credits                             1,197,390       1,230,426
  Customer advances and other liabilities                       244,487         270,630
                                                           ----------------------------
                                                              4,955,262       4,557,826

Contributions in Aid of Construction                          8,794,455       8,375,910
                                                           ----------------------------

                                                           $ 50,069,698    $ 47,893,193
                                                           ============================


The accompanying notes are an integral part of these consolidated financial statements.


consolidated statements of Income

PENNICHUCK CORPORATION AND SUBSIDIARIES


                                                            Year Ended December 31
                                                 --------------------------------------------
                                                     1996            1995            1994
                                                 ------------    ------------    ------------

Revenues
  Water utility operations                       $ 10,693,151    $ 10,788,740    $ 10,162,896
  Real estate and other operations                  1,509,537         697,443          52,884
                                                 --------------------------------------------
                                                   12,202,688      11,486,183      10,215,780

Operating Expenses
  Water utility operations                          7,606,482       7,165,797        6,815,856
  Real estate and other operations                    982,293         839,622           94,212
                                                 ---------------------------------------------
                                                    8,588,775       8,005,419        6,910,068

Operating Income                                    3,613,913       3,480,764        3,305,712

Other Income (Expense)                                  7,249           1,914          (26,731)
Interest Expense                                   (1,630,581)     (1,703,570)      (1,716,226)
                                                 ---------------------------------------------

Income Before Provision for Income Taxes            1,990,581       1,779,108        1,562,755

Provision for Income Taxes                            752,096         684,138          590,207
                                                 ---------------------------------------------

Net Income                                          1,238,485       1,094,970          972,548

Preferred Stock Dividend and Premium Paid on
 Early Redemption of Preferred Stock                       --              --           32,077
                                                 ---------------------------------------------

Earnings Applicable to Common Shares             $  1,238,485    $  1,094,970    $     940,471
                                                 =============================================

Weighted Average Shares Outstanding                   736,494         716,312          714,422
                                                 =============================================

Earnings Per Common Share                        $       1.68    $       1.53    $        1.32
                                                 =============================================


The accompanying notes are an integral part of these consolidated financial statements.


consolidated statements of Stockholders' Equity

PENNICHUCK CORPORATION AND SUBSIDIARIES


                                                 Common     Common     Additional
                                                 Stock-     Stock-       Paid-in      Retained      Treasury
                                                 Shares     Amount       Capital      Earnings       Stock
                                                 -------   ---------   -----------   -----------   ---------

Balances at December 31, 1993                    713,571   $ 713,571   $ 4,654,860   $ 6,049,745   $ (18,504)
Net income                                                                               972,548
Dividend reinvestment plan                         2,926       2,926        38,467
Dividends Declared:
  Redeemable preferred stock                                                             (32,077)
  Common stock - $.75 per share                                                         (535,455)
                                                 -----------------------------------------------------------
Balances at December 31, 1994                    716,497     716,497     4,693,327     6,454,761     (18,504)

Net income                                                                             1,094,970
Dividend reinvestment plan                         5,061       5,061        69,658
Common Dividends declared - $.91 per share                                              (651,569)
Common equity issuance costs                                               (84,915)
Exercise of stock options                             40          40           460
Repurchase of 2,025 common shares                                                                    (32,575)
                                                 -----------------------------------------------------------
Balances at December 31, 1995                    721,598     721,598     4,678,530     6,898,162     (51,079)

Net income                                                                             1,238,485
Dividend reinvestment plan                        26,218      26,218       439,446
Common Dividends declared - $1.03 per share                                             (755,767)
Common equity issuance costs                                                (1,770)
Exercise of stock options                            340         340         4,100
Repurchase of 102 common shares                                                                       (1,861)
                                                 -----------------------------------------------------------
Balances at December 31, 1996                    748,156   $ 748,156   $ 5,120,306   $ 7,380,880   $ (52,940)
                                                 ===========================================================


The accompanying notes are an integral part of these consolidated financial statements.



consolidated statements of Cash Flows


PENNICHUCK CORPORATION AND SUBSIDIARIES



                                                                 Year Ended December 31
                                                        -----------------------------------------
                                                           1996           1995           1994
                                                        -----------    -----------    -----------

Operating Activities
  Net income                                            $ 1,238,485    $ 1,094,970    $   972,548
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                         1,223,568      1,142,214      1,182,180
    Amortization of deferred investment tax credits         (33,036)       (33,036)       (33,036)
    Provision for deferred income taxes                     489,538        241,735        448,401
  Changes in assets and liabilities:
    Accounts receivable and unbilled revenue               (384,283)      (266,105)       354,662
    Refundable income taxes                                 (48,757)        35,087        (49,178)
    Materials and supplies                                   (5,616)       (21,429)        21,576
    Prepaid expenses                                          7,489          4,059         (9,750)
    Deferred charges and other assets                      (253,658)      (365,971)      (330,703)
    Accounts payable and accrued expenses                  (262,505)       649,315       (329,220)
    Other                                                   311,438        698,129         11,377
                                                        -----------------------------------------
Net Cash Provided by Operating Activities                 2,282,663      3,178,968      2,238,857

Investing Activities:
  Purchase of property, plant & equip.                   (3,151,858)    (2,528,110)    (2,412,639)
  Contributions in aid of construction                      467,577        537,134        234,766
  Decrease in restricted cash                                    --             --        166,880
  (Increase) decrease in investment in real estate
   partnership                                              (36,877)         7,489          1,000
                                                        -----------------------------------------
Net Cash Used in Investing Activities                    (2,721,158)    (1,983,487)    (2,009,993)

Financing Activities:
  Proceeds from long-term borrowings                      8,000,000             --      5,400,000
  Payments on long-term debt                             (6,114,307)      (147,019)    (5,545,596)
  Net (decrease) increase in notes payable to bank       (1,100,000)      (350,000)     1,295,000
  Dividends paid                                           (755,767)      (651,569)      (567,532)
  Redemption of redeemable preferred stock                       --             --       (681,000)
  Common equity issuance costs & other                          809       (116,991)            --
  Proceeds from dividend reinvestment plan                  465,665         74,719         41,393
                                                        -----------------------------------------
Net Cash Provided (Used in) Financing Activities            496,400     (1,190,860)       (57,735)

Increase in Cash                                             57,905          4,621        171,129
Cash at Beginning of Year                                   202,763        198,142         27,013
                                                        -----------------------------------------
Cash at End of Year                                     $   260,668    $   202,763    $   198,142
                                                        =========================================


The accompanying notes are an integral part of these consolidated financial statements.


Notes to consolidated financial statements


PENNICHUCK CORPORATION AND SUBSIDIARIES

NOTE  A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

Basis of Presentation: The financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the "Company") and its subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), The Southwood Corporation ("Southwood") and Pennichuck Water Service
Corporation ("PWSC").

Nature of Operations: Pennichuck is engaged principally in the gathering and distribution of potable water to approximately 22,000 customers in southern New Hampshire. Southwood owns, manages and develops real estate. PWSC is involved in non-regulated, water-related services and operations.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment: Property, plant and equipment is recorded at cost plus an allowance for funds used during construction ("AFUDC") on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction.

      Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

Revenues: Standard charges for water utility services to customers are recorded as revenue, based upon meter readings. Estimates of unbilled service revenues are recorded in the period the services are provided. Provision is made in the financial statements for estimated uncollectible accounts based on experience and specific identification of delinquent customer accounts.

Deferred Charges and Other Assets: Deferred charges include costs of obtaining debt financing, regulatory assets and costs incurred for plant expansion. Debt expenses are amortized over the term of the bonds and notes.

Regulatory Assets: Pennichuck is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulations." Pennichuck has recorded certain regulatory assets in cases where the New Hampshire Public Utilities Commission has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $268,385 and $234,896 at December 31, 1996 and 1995, respectively.

Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate and Business Parks. Deferred land costs are stated at the lower of cost or market.

Investment in Partnership: Southwood is a 50 percent partner in a land development joint venture for a certain tract of land owned by the partnership. Southwood's investment in this partnership is recorded at the lower of cost or estimated net realizable value.

      In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed of." This statement imposes a stricter criterion for regulatory assets by requiring that such assets be probable of recovery at each balance sheet date. The Company adopted this standard on January 1, 1996 and the adoption did not have a material impact on the financial position or the results of operations based on the current regulatory structure under which Pennichuck operates.

Income Taxes: The provision for federal and state income taxes is based on income reported in the financial statements, adjusted for items not recognized for income tax purposes. Provisions for deferred income taxes are recognized for accelerated depreciation and other temporary differences. Investment credits previously realized for income tax purposes are amortized for financial statement purposes over the life of the property giving rise to the credit.

Customer Advances and Contributions in Aid of Construction: Under construction contracts with real estate developers and others, Pennichuck receives advances for the costs of new main installation. Pennichuck makes refunds on a portion of the advances as customers attach to the main over periods generally not exceeding five years. Customer advances which are no longer refundable are transferred to the contributions in aid of construction account and amortized over the life of the property. Pennichuck also credits to contributions in aid of construction the fair market value of developer-installed mains and any excess of fair market value over the cost of community water systems purchased from developers.

Earnings Per Share: Earnings per share are based on the weighted average number of shares of Common Stock outstanding (736,494 for 1996, 716,312 for 1995, and 714,422 for 1994) after deducting preferred dividends and a premium paid for the early redemption of redeemable preferred stock.


NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:


                                              1996         1995         1994
                                            ---------    ---------    ---------

Federal                                     $ 618,113    $ 547,526    $ 484,208
State                                         167,019      169,648      139,035
Amortization of investment tax credits        (33,036)     (33,036)     (33,036)
                                            -----------------------------------
                                            $ 752,096    $ 684,138    $ 590,207
                                            ===================================

Currently payable                           $ 311,101    $ 471,780    $ 416,862
Deferred                                      440,995      212,358      173,345
                                            -----------------------------------
                                            $ 752,096    $ 684,138    $ 590,207
                                            ===================================

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 1996, 1995 and 1994:


                                               1996     1995     1994
                                               -----    -----    -----

Statutory federal rate                         34.0%    34.0%    34.0%
State tax rate, net of federal benefit          5.6      6.3      5.9
Amortization of investment tax credits         (1.7)    (1.9)    (2.1)
                                               -----------------------
Effective tax rate                             37.9%    38.4%    37.8%
                                               =======================

The Company made income tax payments of $386,000, $419,000 and $352,000 in 1996, 1995 and 1994, respectively.

      The Company has $344,000 of alternative minimum tax credits available at December 31, 1996 and 1995. These credits may be carried forward indefinitely to offset future regular tax and are recorded as a reduction to accumulated deferred income taxes.

      The Company has a regulatory liability related to income taxes of $1,247,756 and $1,280,679 at December 31, 1996 and 1995, respectively.
This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

      The temporary items that give rise to the net deferred tax liability at December 31, 1996 and 1995 are as follows:


                                                              1996           1995
                                                           -----------    -----------

Liabilities:
Property related                                           $ 4,483,590    $ 4,014,021
Other                                                          192,792        158,435
                                                           --------------------------
                                                             4,676,382      4,172,456
Assets:
Investment tax credits                                         741,059        774,000
Regulatory liability                                           197,282        197,282
Alternative minimum tax carry forward                          344,144        344,000
Prepaid taxes on contributions in aid of construction          940,154        885,899
Other                                                          188,114        195,184
                                                           --------------------------
                                                             2,410,753      2,396,365

Net deferred tax liabilities                               $ 2,265,629    $ 1,776,091
                                                           ==========================


NOTE C - DEBT

Long-term debt at December 31 consists of the following:


                                                                 1996            1995
                                                             ------------    ------------

Unsecured notes payable to various insurance companies:
  8.95%, due August 1, 1997                                  $    718,750    $    750,000
  9.10%, due April 1, 2005                                      3,500,000       3,500,000
  7.40%, due March 1, 2021                                      8,000,000       8,000,000

Unsecured Industrial Development Authority Revenue Bond
 (1988 Series), 7.50%, due July 1, 2018                         1,300,000       1,300,000

Unsecured Business Finance Authority 1994 Revenue Bond
(Series A), 6.35%, due December 1, 2019                         3,160,000       3,200,000

Unsecured Business Finance Authority 1994 Revenue Bond
(Series B), 6.45%, due December 1, 2016                         1,940,000       2,000,000

Unsecured notes payable and line of credit revolving loan
 facility with Fleet Bank-NH at rates ranging from 7.00%
 to 8.25% due May 31, 1998                                      3,195,000       1,625,000

Mortgage payable to Bank of New Hampshire, 9.50%, repaid
 in March 1996                                                         --         653,011
                                                             ----------------------------
                                                               21,813,750      21,028,011
Less current portion                                              818,750         146,933
                                                             ----------------------------
                                                             $ 20,995,000    $ 20,881,078
                                                             ============================


The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require semi-annual interest payments which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 1996 are as follows:

          1997                      $    818,750
          1998                         3,295,000
          1999                           165,000
          2000                           315,000
          2001                           315,000
          2002                           315,000
          2003 and thereafter         16,590,000

The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 1996, approximately $3,451,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

      During 1996, 1995 and 1994, the Company paid interest of $1,468,000, $1,682,000 and $1,645,000, respectively.

      The Company has available a $4,500,000 unsecured, revolving credit facility with a bank, of which $3,195,000 was outstanding at December 31, 1996. Outstanding borrowings under this facility are due on May 31, 1998. The interest rates on the outstanding borrowings are based on the bank's cost of funds, as defined, and ranged from 7% to 8.25% at December 31, 1996. During 1996, the weighted average interest rate on borrowings under this facility of the Company was 7.74% and 7.72% for 1995.


NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying consolidated balance sheet as of December 31, 1996 is as follows:


                                      Carrying Value         Fair Value

Long-term debt                         $ 21,813,750         $ 22,120,000

There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair values shown above do not purport to represent the amounts at which those obligations would be settled.

      The carrying values of the Company's cash, notes payable and line of credit to the bank at December 31, 1996 approximate their fair values because of the short maturity dates of those financial instruments.


NOTE E - BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all full-time employees. The benefits are formula based, giving consideration to both past and future service. The Company's funding policy is to contribute annually up to the maximum amount deductible for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.



The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:


                                                                        1996           1995
                                                                     -----------    -----------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of
  $1,789,383 in 1996 and $1,484,774 in 1995                          $ 1,796,966    $ 1,524,375
                                                                     --------------------------

Projected benefit obligation for service rendered to date             (2,185,580)    (2,016,607)
Plan assets at a fair value (insurance contracts)                      2,228,687      2,008,421
                                                                     --------------------------
Plan assets in excess of (less than) projected benefit obligation         43,107         (8,186)
Prior service costs                                                        9,091          9,876
Unrecognized net loss from past experience different from that
 assumed and effects of changes in assumptions                           161,450        147,076
Unrecognized net transition asset                                       (138,486)      (152,293)
                                                                     --------------------------
Prepaid (accrued) pension cost included in other accrued expenses    $    75,162    $    (3,527)
                                                                     ==========================


Net pension cost for 1996, 1995 and 1994 includes the following components:

                                                      1996         1995         1994
                                                    ---------    ---------    ---------

Service cost - benefits earned during the period    $ 126,933    $ 114,948    $ 105,803
Interest cost on projected benefit obligation         145,325      126,765      115,910
Actual return on plan assets                         (149,411)    (152,954)    (148,162)
Amortization of (gains) and deferrals                 (47,956)     (13,022)     (13,022)
                                                    -----------------------------------
Net periodic pension cost                           $  74,891    $  75,737    $  60,529
                                                    ===================================


For the years ended December 31, 1996 and 1995, the actuarial present value of the projected benefit obligation was determined using a discount rate of 7.5 percent and an assumed rate of increase in future compensation levels of 5 percent and 4.5 percent in 1996 and 1995, respectively. The expected long-term rate of return on plan assets was 9 percent in 1996, 1995 and 1994.

      In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $61,882, $62,287 and $52,331, respectively, for 1996, 1995 and 1994.

      The Company provides postretirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic postetirement benefit cost for the years ended December 31, 1996 and 1995 are as follows:

                                                     1996           1995
                                                  ----------     ----------

Accumulated postretirement benefit obligation:
  Current active employees                        $ (268,303)    $ (293,600)
  Retirees                                          (192,853)      (269,600)
      Total                                         (461,156)      (563,200)
Plan assets at fair value                                  0              0
                                                  -------------------------
Funded status (underfunded)                         (461,156)      (563,200)
Unrecognized net (gain) loss                        (129,883)        (2,123)
                                                  -------------------------
Unrecognized prior service cost                      153,600        168,100
Unrecognized transition obligation                   184,400        215,300
                                                  -------------------------
Accrued postretirement benefit cost               $ (253,039)    $ (181,923)
                                                  =========================

Service cost                                      $   22,129     $   22,900
Interest cost                                         31,452         35,400
Amortization of prior service cost                    14,500         14,500
Amortization of transition obligation                 30,900         30,900
Amortization of unrecognized gains                    (4,282)            --
                                                  -------------------------
                                                  $   94,699     $  103,700
                                                  =========================

The Company is presently allowed to recover a portion of the postretirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation for 1996 and 1995, the Company has assumed a discount rate of 7.5 percent and a maximum medical care cost trend rate of 5 percent, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would have increased the postretirement benefit cost by $13,401 and the accumulated postretirement benefit obligation by $85,566 in 1996.


NOTE F - STOCK BASED COMPENSATION PLANS

The Company has a stock option plan for officers and key employees which provides for incentive options. The Company accounts for the plan under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share would have been reduced to the following amounts had compensation cost for the plan been determined consistent with FASB Statement No. 123, "Accounting for Stock Based Compensation."

                              1996           1995
                           -----------    -----------

Net income:
  As reported              $ 1,238,485    $ 1,094,970
  Pro forma                $ 1,220,385    $ 1,066,890
Earnings per share:
  As reported              $      1.68    $      1.53
  Pro forma                $      1.66    $      1.49

Because the methodology proscribed by Statement 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. At December 31, 1996, all options which had been granted were exercisable and 50,000 shares were available for future grants under the plan as shown in the following table:


                                   Reserved      Options        Price Per
                                    Shares     Outstanding        Share
                                   --------    -----------    -------------

Balance at December 31, 1993        27,440        4,750              $12.50
  Granted                                         8,150              $15.00
  Expired                                        (1,600)      $12.50-$15.00
  Exercised                                          -0-
                                    -------------------
Balance at December 31, 1994        27,440       11,300       $12.50-$15.00
  Granted                                         8,000              $15.00
  Expired                          (27,440)
  Exercised                                         (40)             $12.50
  Additional shares reserved        50,000           -0-
                                    -------------------
Balance at December 31, 1995        50,000       19,260       $12.50-$15.00
  Granted                                         4,525              $17.25
  Expired
  Exercised                                        (340)      $12.50-$17.25
                                    -------------------
Balance at December 31, 1996        50,000       23,445       $12.50-$17.25
                                    ===================

Of the 23,445 options outstanding at December 31, 1996, 3,810 have an exercise price of $12.50 and a remaining contractual life of one year; 15,150 shares have an exercise price of $15.00 and a remaining life of 2 to 3 years; and 4,485 shares have an exercise price of $17.25 and a remaining life of 9 years. The Board of Directors determines the option price, which is the fair market value at the grant dates. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee.

      The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 1995 and 1996, respectively: risk-free interest rates of 7.8% and 5.5%; expected dividend yields of 4.9% and 5.2%; expected lives of 4 and 5 years; and expected volatility of 28% and 34%.

NOTE G - BUSINESS SEGMENT INFORMATION

Pennichuck Corporation's operating activities are grouped into two primary business segments as follows:

Water utility - Involved in the collection, treatment and distribution of potable water for domestic, industrial, commercial and fire protection service in the city of Nashua and certain surrounding communities in southern New Hampshire. Real estate - Involved in the ownership, development, management and sale of industrial and residential property in the city of Nashua.

The tables below present information about Pennichuck Corporation's two primary business segments for the years ended December 31, 1996, 1995 and 1994. The "Other" category includes the sundry activities of the Parent Company and PWSC.


                                                       1996            1995            1994
                                                   ------------    ------------    ------------

Operating revenues:
  Water utility                                    $ 10,693,151    $ 10,788,740    $ 10,162,896
  Real estate                                         1,320,676         631,181          (1,916)
  Other                                                 188,861          66,262          54,800
                                                   --------------------------------------------
Total operating revenues                           $ 12,202,688    $ 11,486,183    $ 10,215,780
                                                   ============================================

Operating income (loss):
  Water utility                                    $  3,086,669    $  3,588,095    $  3,312,192
  Real estate                                           421,025        (190,425)       (119,760)
  Other                                                 106,219          83,094         113,280
                                                   --------------------------------------------
Total operating income                             $  3,613,913    $  3,480,764    $  3,305,712
                                                   ============================================

Capital additions:
  Water utility                                    $  3,132,327    $  2,509,370    $  2,410,383
  Real estate                                                --              --              --
  Other                                                  19,531          18,740           2,256
                                                   --------------------------------------------
Total capital additions                            $  3,151,858    $  2,528,110    $  2,412,639
                                                   ============================================

Identifiable assets:
  Water utility                                    $ 44,606,671    $ 43,814,798    $ 40,816,065
  Real estate                                         3,223,048       3,036,524       3,190,360
  Other                                               2,239,979       1,041,871       2,521,825
                                                   --------------------------------------------
Total identifiable assets                          $ 50,069,698    $ 47,893,193    $ 46,528,250
                                                   ============================================

Depreciation and amortization expense:
  Water utility                                    $  1,194,196    $  1,112,148    $  1,132,173
  Real estate                                                --              --              --
  Other                                                  29,372          30,066          50,007
                                                   --------------------------------------------
Total depreciation and amortization expense        $  1,223,568    $  1,142,214    $  1,182,180
                                                   ============================================


The operating revenues within each business segment are sales to unaffiliated customers. Operating income (loss) is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown below.


                                     1996         1995         1994
                                   ---------    ---------    ---------

Allocated parent expenses:
  Water utility                    $ 273,983    $ 308,130    $ 354,261
  Real estate and other               39,823       23,507       20,751
                                   -----------------------------------
Total allocated parent expenses    $ 313,806    $ 331,637    $ 375,012
                                   ===================================

Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 1996, 1995, and 1994, the water utility recorded $1,685,000, $1,683,000, and $1,621,000, respectively, in water revenues which were derived from fire protection and other billings to the city of Nashua.

NOTE H - QUARTERLY FINANCIAL DATA (UNAUDITED)


                        First      Second       Third      Fourth
                       Quarter     Quarter     Quarter     Quarter
                       -------     -------     -------     -------
                   (In thousands of dollars, except per share amounts)

1996
Operating revenues     $ 2,906     $ 2,728     $ 3,107     $ 3,462
Operating income           508         939       1,014       1,153
Net income                  56         344         373         465

Earnings per share     $   .08     $   .47     $   .72     $   .41

1995
Operating revenues     $ 2,296     $ 2,772     $ 3,788     $ 2,630
Operating income           554         985       1,314         628
Net income                  82         343         512         158

Earnings per share     $   .11     $   .48     $   .72     $   .22


Market & Dividend information

The Company's common stock is traded on the over-the-counter market and quoted on the NASDAQ National Market System under the Symbol "PNNW." On December 31, 1996, there were approximately 750 holders of record of the 745,515 shares of the Company's common stock outstanding. The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low sales prices as reported on the NASDAQ National Market System and the dividends declared by the Company during those periods.


                                              Dividends
Period                   High        Low      Declared
------                  -------    -------    ---------

1996
Fourth quarter          $ 19.88    $ 15.50      $ .26
Third quarter             20.88      18.00        .26
Second quarter            21.00      17.00        .26
First quarter             22.00      17.25        .25

1995
Fourth quarter          $ 20.50    $ 17.00      $ .25
Third quarter             17.25      13.75        .22
Second quarter            15.50      13.25        .22
First quarter             16.00      15.00        .22


Annual Meeting and Shareholder information

Pennichuck Corporation's Annual Shareholders' Meeting will be held at 3:00 p.m. on Friday, April 18, 1997, at the Nashua Marriott Hotel, 2200 Southwood Drive in Nashua, New Hampshire.

Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Attn: Shareholder Relations. Tel: 603/882-5191.

Stock Transfer Agent and Registrar: First National Bank of Boston, PO Box
644, Mail Stop 45-02-09, Boston, MA 02105-0644.  Tel:   800/736-3001.

Dividend Reinvestment and Common Stock Purchase Plan: Pennichuck Corporation has a Dividend Reinvestment and Common Stock Purchase Plan which is open to all holders of Pennichuck's common shares and to all of Pennichuck's residential customers. Participants in the Plan receive their dividends in the form of Pennichuck common shares and may also, within certain limits, make additional cash purchases through the Plan.

      For a copy of the Plan Prospectus and an enrollment form, please call Shareholder Relations.



five year selected Financial Data


PENNICHUCK CORPORATION AND SUBSIDIARIES



                                                 1996           1995          1994          1993          1992
                                             ------------    ----------    ----------    ----------    ----------

Operating revenues                           $ 12,202,688    11,486,183    10,215,780     9,696,362     9,196,669
Net income                                   $  1,238,485     1,094,970       972,548       870,587       466,094
Earnings per share                           $       1.68          1.53          1.32          1.11           .54
Cash dividends declared per share of
 common stock                                $       1.03           .91           .75           .64           .64
Total assets                                 $ 50,069,698    47,893,193    46,528,250    45,389,505    43,744,928
Long-term debt & redeemable preferred
 stock                                       $ 21,813,750    21,028,011    16,880,030    17,706,626    17,913,929
Weighted average shares outstanding               736,494       716,312       714,422       712,704       712,640
Book value per share                         $      17.70         17.03         16.55         15.99         15.52
Number of common shareholders of record               753           477           490           494           499
Utility plant additions                      $  3,132,327     2,509,370     2,406,595     3,674,704     3,570,042
Water delivered (million gallons per day)           12.30         12.79         12.51         12.52         12.10
Mains (feet)                                    1,837,023     1,815,956     1,807,282     1,790,811     1,724,580
Services:
  Core system                                      19,744        19,581        19,340        19,068        18,662
  Community systems                                 1,061         1,041           954           953           885
Meters                                             20,912        20,691        20,448        20,218        19,678
Hydrants                                            2,120         2,112         2,107         2,087         2,042
Rainfall (in inches)                                53.24         38.94         42.70         42.59         44.21
Number of employees at year end                        56            55            57            58            54


the People who serve you

The people at Pennichuck. We are your Company. Every one of us knows that, ultimately, we all work for you, the shareholders. It is not a responsibility we take lightly. We consider it an honor to serve you, providing reliable, friendly and efficient service for all our customers, while protecting the health, safety and well-being of everyone in the Pennichuck community.


PHOTO:

27 [Pennichuck employees group shot]



PHOTO:

28 [PWW building]


Pennichuck Corporation
Four Water Street
PO Box 448
Nashua, NH 03061
603 882-5191