Form 10KSB, Exhibit 13
period 1997-12-31
PENNICHUCK CORP
filed 1998-03-26
CIK 788885

Managing Our Resources


Pennichuck Corporation 1997 Annual Report



      Water...the sustenance of life. At Pennichuck, we take great pride in our product, and maintaining stringent quality control is of the utmost importance. This begins with protecting our natural water resources and the surrounding watershed. Our watershed is a 27.5 square mile area from which rainfall drains, becoming a source for Pennichuck Brook, and ultimately, our pond system. Currently, Pennichuck is implementing a comprehensive plan to manage, protect and improve all aspects of our watershed, as well as the immediate areas surrounding our wells and reservoirs.

      Many years of development in parts of our watershed have created special challenges for maintaining high quality source water. Over time, wetlands that provide natural treatment for groundwater recharge have been replaced by impervious surfaces, reducing the base flow levels in our watershed. To meet this challenge, Pennichuck and the State of New Hampshire have entered into a partnership. Together, we are working to identify and repair critical areas by constructing artificial wetlands to filter storm water run-off, and then gradually reintroduce it to the ground water and help rebuild base flow.

      At the same time, Pennichuck is working with state regulators to rewrite and update watershed regulations that will establish new standards governing on-site storm water treatment and ongoing water monitoring. We are also building relationships with local communities, to educate planning and environmental personnel about the issues affecting water quality. Ultimately, we hope to convince every community in and around our watershed to adopt Pennichuck's water management guidelines as part of their planning requirements.

      We believe that responsible management of our water resources and the environment is part of being a good corporate citizen, and the obligation of each and every company. Throughout our nearly 150-year history, Pennichuck has always pursued a forward-thinking approach toward managing our resources. This philosophy has proved rewarding as Pennichuck is now recognized as New Hampshire's premier water utility. We will continue to protect the quality of our water, the health of our customers, and the long-term profitability of your company for many years to come.


                       MANAGING THE PENNICHUCK WATERSHED

                              [WATERSHED GRAPHIC]

                                AREAS OF SERVICE
                                     [MAP]

                  PITTSFIELD*                DERRY*
                  HOOKSETT*                  HAMPSTEAD**
                  GOFFSTOWN*                 DANVILLE
                  MANCHESTER**               KINGSTON**
                  AUBURN**                   MERRIMACK**
                  RAYMOND*                   AMHERST*
                  EPPING*                    LITCHFIELD*
                  CHESTER**                  PLAISTOW*
                  SANDOWN*                   ATKINSON*
                  FREEMONT**                 WINDHAM*
                  BRENTWOOD**                HUDSON***
                  BEDFORD*                   LONDONDERRY*
                  HOLLIS*                    NASHUA*
                  PELHAM*                    COHASSET, MA**

*     Retail Service Area
**    Wholesale Water Sales
**    Operations & Maintenance Agreement

We believe development and conservation can coexist successfully, and Pennichuck's own projects through the Southwood Corporation are proof of this commitment.

The pond system is Pennichuck's primary source of water, accounting for about 75% of our total annual supply. Other sources of water are the Merrimack River during peak periods, and a number of separate groundwater wells.

Our overriding objective is to maintain or improve groundwater flow rates.

We are vigilant about protecting our wells. Just one gallon of spilled gasoline is enough to pollute 5.5 million gallons of water beyond quality drinking water standards. We post signs, fence off protected areas, and notify residents living in designated wellhead protection areas about the proper disposal of hazardous household waste.


TABLE OF CONTENTS


Selected Financial Data                                       1
Letter to Shareholders                                        2
Review of Operations                                          4
Board of Directors and Officers                              14
Management's Discussion and Analysis                         15
Report of Independent Public Accountants                     27
Consolidated Balance Sheets                                  28
Consolidated Statements of Income                            30
Consolidated Stockholders' Equity                            31
Consolidated Statements of Cash Flow                         32
Notes to Consolidated Financial Statements                   33
Market and Dividend Information                              46
Annual Meeting and Shareholder Information                   46
Five Year Selected Financial Data                            47


Selected Financial Data

          NET INCOME ( in 000's of dollars)
          [BAR CHART]

          1993    1994     1995      1996      1997
          ----    ----    ------    ------    ------

          $871    $973    $1,095    $1,238    $1,290


          TOTAL ASSETS ( in millions)
          [BAR CHART]

          1993    1994    1995    1996    1997
          ----    ----    ----    ----    ----

          $45.    $46.    $47.    $50.    $55.


          EARNINGS PER SHARE
          [BAR CHART]

          1993     1994     1995     1996     1997
          -----    -----    -----    -----    -----

          $1.11    $1.32    $1.53    $1.68    $1.72

          DIVIDENDS PER SHARE
          [BAR CHART]

          1993    1994    1995    1996     1997
          ----    ----    ----    -----    -----

          $.64    $.75    $.91    $1.03    $1.06


       [PHOTO OF MAURICE L. AREL, PRESIDENT AND CHIEF EXECUTIVE OFFICER]


LETTER TO SHAREHOLDERS

Dear Shareholder:

      1997 was an excellent year for Pennichuck, and it is with pleasure that I am able to share with you such impressive performance results, across the board, from all three of our operating companies. What makes this news even more exciting is the knowledge that your company is strategically positioned to embark on a period of even greater growth and higher returns, as we fulfill our mission to become the leading water utility for all of New Hampshire.

      The financial performance of your Company in 1997 resulted in the sixth consecutive year of improved earnings. Consolidated earnings grew to $1.72 per common share compared to $1.68 last year, even though consolidated revenues from operations decreased from $12,202,688 in 1996 to $11,840,700. The Company increased its annual dividend from $1.03 per share in 1996 to $1.06 per share in 1997.

      Revenue from Pennichuck Water Works, Inc. ("Pennichuck") increased to $11,200,248 versus $10,693,151 last year. Capital improvements totaled $5.2 million, representing the biggest year for investment since 1981. The majority of these funds were used to construct the 6.55-million- gallon Fifield Storage Tank in Nashua, and the 150,000-gallon tank in Bedford. On February 23, 1998, the New Hampshire PUC approved a permanent rate increase of 16.8% with "single tariff pricing" for our core and community water systems. This rate increase is expected to provide approximately $1,712,000 in additional revenues on an annualized basis.

      Your Company aggressively pursued the acquisition of Pittsfield Aqueduct Company, as well as the purchase of the non-Hudson assets of the Consumers of New Hampshire Water Company. These two acquisitions will result in the addition of 4,500 new customers for Pennichuck. In conjunction with this expansion, Pennichuck Water Service Company ("PWSC") secured an operations and management agreement with the Town of Hudson that will account for a significant increase in revenues for PWSC.

      In my role as a member of the National Drinking Water Advisory Committee to the USEPA, I co-chaired the task force to establish standardized requirements governing the content of the new Consumer Confidence Report. Beginning in October 1999, water companies nationwide will be mandated to provide these reports, giving an overview of their source of supply and water quality statistics, to all their customers. At Pennichuck, we call ours "The Water Quality Report" and we're currently working on a version for each of our 17 individual water sources.

      1997 proved to be a good year for our real estate subsidiary, The Southwood Corporation ("Southwood"). Although revenues were lower than the previous year, $514,000 versus $1,321,000 in 1996, Southwood still posted its third consecutive year of positive earnings. Southwood entered into two joint ventures, one to develop Westwood Park, a new industrial park in northwest Nashua, and the other a new residential subdivision called Heron Cove at Merrimack. Both projects are expected to generate revenue in the coming years.

      Our primary challenges in the coming years will be to assimilate our latest system acquisitions and cement the future success and financial growth of all our companies. We will continue our pursuit of new opportunities, while upholding stringent standards for protecting our watershed and the environment. In 1997, we continued to make significant and ongoing upgrades to our operations. These efforts ensure that Pennichuck not only succeeds in improving the efficiency of its operations, but also continues to stay well ahead of regulatory compliance in the face of even more stringent legislation.

      Judging by the steady rise in our stock price, and the growing number of inquiries from people wishing to join you as Pennichuck stockholders, it's obvious that our success hasn't gone unnoticed. Given the substantial financial resources needed to fund acquisitions, strong investor relations are critical to Pennichuck's future growth strategy. In 1998 we are launching a program to increase our visibility among the investment community, and promote the marketability and value of our stock, such that it more accurately reflects industry averages in terms of its market to book ratio. As part of this effort, we've begun providing up to date financial information through our new website at "www.pennichuck.com."

      In closing, I would like to take this opportunity to thank Attorney Frank
B. Clancy, and Davis P. Thurber, for their long and dedicated service on the Pennichuck Board of Directors. They will both be retiring at the 1998 annual meeting. On that same day we look forward to welcoming new Directors Attorney Martha O'Neill and Dr. John R. Kreick, and we look forward to a rewarding relationship. I would also like to express my gratitude to our employees and shareholders for your continued support.

Sincerely

/s/ MAURICE L. AREL
Maurice L. Arel
President and Chief Executive Officer


                  [PHOTO OF PITTSFIELD AQUEDUCT COMPANY, INC.]


                    [PHOTO OF PENNICHUCK EAST UTILITY, INC.]



                             REVIEW OF OPERATIONS

      In 1997, the inevitable happened. After years of solid and steady growth, Pennichuck succeeded in quietly becoming the largest water utility in the State of New Hampshire. What is it about your Company that enables us to consistently improve earnings and grow ever stronger? How can Pennichuck take on ailing water systems, operate them profitably and succeed where others have floundered? The answer is simple. Short-term profits have never been our focus at Pennichuck. We have always concentrated our efforts on doing what's best for our customers, the environment, and the long-term financial viability of your Company. We are constantly seeking new ways to improve the quality of our water, maintain greater system reliability, and reduce operating costs. Our latest successes in this ongoing mission are summarized in the following report. Further proof is evident in the improved returns enjoyed by our shareholders, as well as in the growing recognition for Pennichuck being New Hampshire's premier water utility.


SYSTEM IMPROVEMENTS

      During 1997, Pennichuck Water Works, Inc. completed several construction projects to help us successfully address growing demand and continue to provide quality service to our customers.

      Pennichuck's new $2.2-million Fifield Tank has a storage capacity of 6.55 million gallons of water. This addition complements an existing 5-million-gallon tank, and more than doubles water storage in the heart of Pennichuck's core distribution system serving the central and southeast section of Nashua. Also, the addition of a $147,000 booster pump station has dramatically increased water pressure in the Orchard Hill service area. In response to rapid expansion in the Powder Hill area of Bedford, Pennichuck installed a new 150,000-gallon concrete tank, costing $292,000, to provide additional storage for peak periods and fire protection.


                  [PHOTO OF POWDER HILL RESERVOIR BEDFORD, NH]


                    [PHOTO OF FIFIELD RESERVOIR NASHUA, NH]


      In one of our newest community water systems, the Autumn Woods subdivision of Salem, more consistent pressure will be achieved by installing a variable drive pump in lieu of a conventional hydropneumatic tank. The system also incorporates a back-up generator to provide uninterrupted service even during power outages. Similar upgrades were performed at pumping stations throughout our systems, including the Main Dunstable Booster Station, where eliminating fluctuations in pumping pressures saves $10,000 in annual electric costs. Utilizing variable frequency technology exemplifies how engineering more energy-efficient solutions helps Pennichuck improve service while also saving money.

      1997 marked the completion of a five-year program to implement our Supervisory Control and Data Acquisition System (SCADA), an automated system that enables remote monitoring and control of system-wide operations via computer. Taking readings every 20 seconds, SCADA constantly analyzes everything from water quality and pumping operations, to storage tank water levels and chemical concentrations in our treatment facilities, giving instantaneous feedback linked to alarms. Should a problem arise, SCADA alerts Pennichuck operators, enabling them to take action and avert problems. For example, if a community's water usage during peak summer months triggered the low level alarm in a neighborhood storage tank, we can warn affected households to reduce low priority usage such as lawn sprinkling, and thereby avoid a potential water outage.


               [PHOTO OF MICHAEL SWIERZ, ENGINEERING TECHNICIAN]


      Data generated by SCADA is also helpful for planning improvements and analyzing trends, allowing us to run "what if" scenarios to determine whether strategies such as increasing storage capacity or changing chemical usage would reduce costs or improve operating efficiency. Dramatic savings in manpower and increased productivity are further benefits of SCADA. Where our monitoring procedures once required Pennichuck operators to take 1,800 readings per day, manually on the hour, SCADA now performs these tasks automatically, freeing up man-hours to be utilized elsewhere.

      These are just two examples of the many gains in productivity and operating efficiency directly attributable to SCADA. As a result, Pennichuck can do more today than ever before-providing more reliable service to our customers, and even acquiring new systems-all without significantly increasing labor.

      Effective planning and project management is paramount at Pennichuck. Currently, the City of Nashua is systematically installing separate sewer and storm water drains within the City. In coordination with this project, Pennichuck is implementing the replacement of antiquated water lines. By conducting these improvements in tandem with the City, we avoid the unnecessary expense of new construction and road repair in the future. In the French Hill area alone, Pennichuck will save over $60,000 in paving costs. Similarly, Pennichuck is coordinating with the State in its continuing project to widen the F.E. Everett Turnpike. At almost every interchange, we've had to lengthen the sleeves around our water lines, at our own, rather than taxpayers' expense. However, we've taken every opportunity to make simultaneous improvements, including laying a new main to provide better distribution in the vicinity of Exit 7.

      At Pennichuck, we recognize the critical role diligent maintenance plays in maximizing the longevity, performance and return on investment for all our operating systems. In 1997, our field service workers conducted over 7,000 periodic tests and inspections to maintain reliable operation of all our gate valves, hydrants and meters. In addition, they performed nearly 2,000 back flow tests to prevent customers from inadvertently contaminating the water in their homes. Pennichuck's inspection program extends beyond our own projects into the community at large. Last year we inspected the installation of over 1,000 feet of developer-installed water lines, to make sure approved standards for construction were upheld and to help avoid costly repairs in the future.


REGULATORY COMPLIANCE

      Compliance is an ever-present concern for any water utility. While our system-wide water quality exceeds all state and government standards, Pennichuck took action to address specific compliance issues in certain areas. To eliminate high levels of radon detected in our Birchfield system, Pennichuck installed a new aeration system that dissipates radon gas harmlessly into the atmosphere. An added benefit of this system is that it also reduces hydrogen sulfide. Successfully overcoming high fluoride levels in the Ashley Commons area of Milford required Pennichuck to develop a highly innovative solution. Given that only 23 homeowners were affected, building a treatment plant was cost prohibitive. Instead Pennichuck installed point-of-use reverse osmosis filters, and reduced the high mineral content of the water using a potassium chloride ion exchange system. As a result, we succeeded in bringing fluoride to below the Minimum Contaminant Level for the lowest possible cost.


          [PHOTO OF EMILE DESROSIERS, WATER TREATMENT PLANT OPERATOR]


                            [PHOTO OF SCADA SYSTEM]


      At the request of the City of Nashua, Pennichuck has switched from using aluminum sulfate to ferric chloride as the primary coagulant in our treatment process. Although ferric chloride is more expensive, we use less of it, so our chemical costs have not increased. However, the change has saved the City $300,000 annually, and allows Pennichuck to continue to discharge treatment residuals into the city water system. Ferric chloride is also environmentally safe, giving us more options to consider as we continue to look for the most cost-efficient, long- term solution for handling our water treatment residuals.

      In 1997, Pennichuck continued to gain Phase II and Phase IV waivers for our newest community water systems, eliminating the need to perform a multitude of tests. These waivers are valid for three years. To make our water testing and analysis more efficient, we've installed sampling sites at strategic points throughout our community water systems. Now field service workers can obtain water samples for analysis from outlets at the roadside, rather than having to disturb customers at home. The addition of a particle counter in the Pennichuck Laboratory further enhances our analysis process.


               [3 PHOTOS OF PITTSFIELD AQUEDUCT TREATMENT PLANT]


                     [PHOTO OF TARA KING, CUSTOMER SERVICE]


              [PHOTO OF STEVEN GREENWOOD, SYSTEMS/NETWORK MANAGER]


PENNICHUCK PEOPLE

      Committed, forward-thinking people are the key our success. We've taken every opportunity to equip our employees with the latest technologies, providing the tools they need to deliver better, more efficient service. Recent advances in communications include networking all Pennichuck facilities via high speed T-1 lines and standardizing computer operations between departments using Windows NT. We also adopted a new utility software package to streamline customer billing. All our internal systems are year-2000-compliant, and we are coordinating with our vendors and suppliers to ensure a seamless administrative transition into the next millennium.

      In 1997, Pennichuck successfully negotiated a five-year union contract, and continued ongoing cross-training programs designed to blend job descriptions and build powerful synergy between all departments of our company. As part of the Pennichuck Employee Service Awards program, we recognized nine dedicated employees for over 85 years of combined service to your Company.

      During "Water Week" last May, Pennichuck presented educational seminars to over 600 local school students, and took first place for "Quality Customer Relations" in the State Fair in Keene, NH. This award was in recognition for our comprehensive community outreach programs aimed at educating our customers-especially those we gained in recent acquisitions-about the importance of water conservation and effective techniques to implement at home.


THE SOUTHWOOD CORPORATION

      Pennichuck's wholly-owned subsidiary, Southwood, is a developer of commercial and residential real estate with land holdings in Nashua and Merrimack, NH. Continued strengthening of the economy has fueled increased interest and activity in Southwood's new and existing development projects alike.

      At the Village at Bowers Pond subdivision, 25 of 46 units have been sold, and we look forward to the complete build-out of this project by 1999. Westwood Park is a joint venture with Winstanley Enterprises, Inc., to develop 800,000 square feet of industrial space in northwest Nashua. Initial approval for subdivision and a site plan for the construction of a 246,000-square-foot building was granted in January 30, 1998, with construction scheduled to begin in the second quarter of this year. Winstanley Enterprises is also aggressively marketing our other commercial development joint venture at Southwood Corporate Park.

      Heron Cove at Merrimack is an 87-unit single family detached condominium project undertaken as a joint venture between Southwood and a major regional developer. Municipal approvals are expected in late spring, with infrastructure and model home construction beginning in the summer, and sales activity commencing in late fall. Heron Cove was designed to preserve the natural beauty and integrity of the site. Our valuable water resource abutting the development is protected by a 300-foot natural buffer, by a ban on the use of road salts and liquid fertilizers within the development, and by creating on-site absorption swales to collect road drainage.

      Like all Southwood development projects, Heron Cove stands as a model that exemplifies how profitable corporate and residential real-estate development can coexist with responsible environmental stewardship.


OUR VISION FOR THE FUTURE

      Pennichuck has already begun negotiations to acquire several more community water systems in 1998. At the same time, we are continuing to develop a long-range strategic plan to explore further opportunities to expand our operations, through regulatory and non- regulatory acquisitions, operations and maintenance contracts, and other complementary businesses. Indeed, Pennichuck is poised to become the dominant water company in the region, leveraging our financial strength and resources to stabilize rates in the communities we acquire, and continuing to provide a reliable supply of affordable, high quality water for all our customers throughout New England.


                       [PHOTO THE VILLAGE AT BOWERS POND]


                        [PHOTO SOUTHWOOD CORPORATE PARK]


                             GROWTH AND EXPANSION

BUSINESS EXPANSION

      Since 1986, Pennichuck's progressive management team has been committed to growth, aggressively pursuing every opportunity to expand our operations in both the regulatory and non-regulatory arenas. In doing so, we've added 1,140 new customers and 10 systems in 6 communities.

      Currently, Pennichuck is on the brink of a major expansion in the Town of Hudson, NH. On January 13th of this year, Hudson residents voted to buy the local assets of Consumers NH Water Company, then immediately resell the 28 satellite water systems serving 3,600 customers outside the Town to Pennichuck for $7.5 million. Hudson will retain ownership of the portion of the system within the Town boundaries. As part of this acquisition, Pennichuck has secured a separate agreement to operate and manage the Town-owned system, including the well system which provides service to some 4,400 Hudson customers. In preparation for a favorable resolution, Pennichuck has established transition teams to smooth the acquisition, and by the time this report reaches you, we should be fully engaged in the operation of these facilities.

      Pennichuck's proven record in establishing profitable and efficient operations and management agreements is evident in the community of Cohasset, MA. In 1997, we began the final year of the contract and received a positive review and audit from the Town. In June 1998, Pennichuck will again re-bid this contract with Weston & Sampson Engineering Services, our partner in this project.

      Our acquisition of the Pittsfield Aqueduct Company (PAC), an investor-owned water company with 650 customers in the Town of Pittsfield, NH, was concluded on January 30, 1998. Terms of the agreement provide for a stock-for-stock exchange, whereby the former owners of PAC have now joined you as Pennichuck shareholders. In association with this acquisition, Pennichuck assisted with successful rate case negotiations and in the start-up of a new surface water treatment plant.


              [PHOTO OF TOWN OF HUDSON OPERATIONS AND MAINTENANCE]


                          ACQUISITIONS AND DEVELOPMENT

                                     [MAP]
                  PITTSFIELD                 DERRY
                  HOOKSETT                   HAMPSTEAD
                  GOFFSTOWN                  DANVILLE
                  MANCHESTER                 KINGSTON
                  AUBURN                     MERRIMACK
                  RAYMOND                    AMHERST
                  EPPING                     LITCHFIELD
                  CHESTER                    PLAISTOW
                  SANDOWN                    ATKINSON
                  FREEMONT                   WINDHAM
                  BRENTWOOD                  HUDSON
                  BEDFORD                    LONDONDERRY
                  HOLLIS                     NASHUA
                  PELHAM

*  PITTSFIELD AQUEDUCT COMPANY, INC.-650 NEW CUSTOMERS IN 1998
*  PENNICHUCK EAST UTILITY-3,600 NEW CUSTOMERS IN 1998
*  AQUISITIONS IN THE PIPELINE-425 POTENTIAL NEW CUSTOMERS IN 1998


                        BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

   Maurice L. Arel, President, Chief Executive Officer, Pennichuck Corporation Joseph A. Bellavance, President, Bellavance Beverage Company, Inc.
   Frank B. Clancy, Retired, Clancy & O'Neill, Attorney's At Law
   Charles E. Clough, President, Freedom Partners, LLC
   Stephen J. Densberger, Executive Vice President, Pennichuck Corporation Robert P. Keller, President and Chief Executive Officer, Commerce
   Security Bancorp, Inc. and Eldorado Bank
   Hannah M. McCarthy, President, Daniel Webster College
   Charles J. Staab, Vice President, Chief Financial Officer and
   Treasurer, Pennichuck Corporation
   Davis P. Thurber, Chairman, Bank of New Hampshire Corporation

SENIOR BOARD OF DIRECTOR
   John C. Collins

OFFICERS
   Maurice L. Arel, President, Chief Executive Officer
   Stephen J. Densberger, Executive Vice President
   Charles J. Staab, Vice President, Chief Financial Officer and Treasurer Bonalyn J. Hartley, Vice President-Controller
   Donald L. Ware, Vice President, Chief Engineer
   James L. Sullivan Jr., Secretary

RETIRING BOARD MEMBERS
   Frank B. Clancy, Clancy & O'Neill, Attorneys at Law
   Davis P. Thurber, Chairman, Bank of New Hampshire Corporation


                          [PHOTO OF DAVIS P. THURBER]


                            [PHOTO FRANK B. CLANCY]



                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements and with the five-year Selected Financial Data on page one. Pennichuck Corporation (the "Company") has three wholly-owned subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck") which is involved in water supply and distribution, The Southwood Corporation ("Southwood") which owns, manages and develops real estate, and Pennichuck Water Service Corporation ("PWSC") which is involved in non-regulated, water-related services and operations. The activities of these subsidiaries are discussed separately under "Results of Operations." Pennichuck's operations are regulated by the New Hampshire Public Utilities Commission ("NHPUC") and, as such, it must obtain approval to increase water rates to recover increases in operating expenses and to obtain the opportunity to earn a return on recent rate base investments.


LIQUIDITY AND CAPITAL RESOURCES

      The operating and capital funds required by the Company's subsidiaries are generally provided by internally-generated cash, and as necessary, by borrowings available under a revolving credit facility with Fleet Bank-NH ("Fleet"). For the twelve months ended December 31, 1997, the consolidated operating cash flow was approximately $3,200,000, of which $2,500,000 was derived from the Company's core water utility business and $700,000 from real estate and other operating activities. Due to the seasonal nature of its business, Pennichuck's cash flow during the first and second quarters of the calendar year is generally not sufficient to meet all of its cash requirements for debt service, dividend payments, capital expenditures and working capital. However, cash flow from utility operations tends to be greater in the third and fourth quarters as a result of increased water consumption during the late spring and summer months. The cash flow in 1997 from real estate activities was derived from Southwood's residential joint venture activity and from the receipt of $535,000 from the State of New Hampshire relating to a December 1996 land sale as discussed later under "Results of Operations."

      Under a revolving term loan agreement with Fleet, the Company has available an unsecured $4.5 million credit facility. This facility is utilized to fund any shortfall in working capital and to fund capital projects on an interim basis until such time as those projects can be refinanced on a long-term basis. In July 1997, that term loan agreement was amended to extend the maturity date of all amounts borrowed, or to be borrowed in the next 17 months, to May 31, 1999. As a result, outstanding borrowings at December 31, 1997 totaling $3,680,000 have been classified as "Long-Term Debt" in the Consolidated Balance Sheet; consisting of $3,365,000 in notes and $315,000 outstanding under the revolving line of credit portion of that loan. The interest rates on the notes are tied to Fleet's cost of funds, or LIBOR, whichever is lower, and the interest rate on borrowings outstanding under the line of credit is at Fleet's "base rate." At December 31, 1997, the weighted average interest rates on the outstanding term notes and borrowings under the line of credit were 7.44% and 8.50%, respectively.

      In May 1997, Pennichuck issued a $4 million, unsecured tax-exempt bond, the proceeds from which were restricted to financing certain qualified construction projects in 1997 and 1998. The term of this bond is for 25 years and carries a fixed rate of interest of 6.30%. As of December 31, 1997, approximately $906,000 of these restricted bond proceeds, plus accrued interest earned, was available to fund projects expected to be completed in 1998.

      For 1998, the Company's consolidated capital budget is estimated to be $2.8 million, all of which relates to water utility projects of Pennichuck. The 1998 projects include (i) the replacement of 8,800 linear feet of pre-1900 distribution mains, (ii) the addition of more efficient motor starters on Pennichuck's major electric pumps at its treatment plant, (iii) the reconstruction of one of its dams and (iv) the relocation of distribution mains to accommodate ongoing State highway construction projects. The remaining items in the Company's 1998 capital budget reflect expenditures for ongoing, routine investment in new meters, services, distribution mains and hydrants.

      In order to fund its planned capital expenditures, dividends and debt amortization requirements for 1998, the Company intends to utilize net operating cash flow forecasted for 1998 together with the restricted cash available at December 31, 1997. Consolidated cash flow for 1998 includes approximately $900,000 of additional water revenues expected to be realized as a result of the recently completed rate case discussed more fully under "Results of Operations - 1997 Compared to 1996 - Water Utility Operations."

      The Company completed the acquisition of Pittsfield Aqueduct Company, a privately owned water utility, in a stock-for-stock exchange on January 30, 1998, which will be accounted for using the pooling-of- interests method. The Company will conduct these water utility operations in a newly formed operating subsidiary. See "Note G - Subsequent Events" of the footnotes to the Consolidated Financial Statements. In addition, the Company is party to an agreement with the Town of Hudson, whereby it will acquire, for $7.5 million, certain utility assets of a water company formerly operating and franchised to do business in portions of southern New Hampshire. As a result of these transactions, the Company's pro forma capitalization in 1998 is expected to increase by approximately $9.4 million, comprised of $8.6 million and $800,000 of funded debt and common equity, respectively. Given the expected increase in the ratio of debt to common equity from these acquisitions, the Company may pursue the issuance of additional common equity through either a private placement and/or a public secondary offering of its common stock.

      The Company maintains a Dividend Reinvestment and Common Stock Purchase Plan (the "Plan") which is available to its shareholders and its residential New Hampshire customers. Under this Plan, Pennichuck's shareholders may reinvest all or a portion of their common dividends into shares of common stock at a 5% discount from prevailing market prices, as well as make optional cash payments to purchase additional shares at 100% of the prevailing market prices. Pennichuck's residential customers living in New Hampshire may make initial investments in the Company's common stock not exceeding $3,000 per quarter. For the twelve months ended December 31, 1997, this Plan provided approximately $162,000 of additional common equity capital to the Company and dividends on approximately 13% of the total shares outstanding were reinvested pursuant to the Plan.


ENVIRONMENTAL MATTERS

      Pennichuck is subject to the water quality regulations promulgated by the United States Environmental Protection Agency ("EPA") and the New Hampshire Department of Environmental Services. The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of Pennichuck's treated water currently meets or exceeds all standards set by the EPA and Pennichuck does not anticipate that any significant capital expenditures for regulatory compliance will be required in the next three years given the present water quality standards set by the SDWA. The re-authorization of the SDWA by Congress in 1996 will lead to increased monitoring standards which may result in higher operating costs for Pennichuck. It is expected that any additional monitoring and testing costs arising from EPA mandates should eventually be recouped through water rates.


RESULTS OF OPERATIONS - 1997 COMPARED TO 1996

      For the year ended December 31, 1997, consolidated net income was $1,290,091, or $1.72 per share, compared to $1,238,485, or $1.68 per share, in
1996. The improvement in net income occurred despite a decline of nearly $362,000 in consolidated revenues. This decline relates to certain major real estate sales which occurred in 1996, as discussed later in this section.


WATER UTILITY OPERATIONS

      Pennichuck's operating revenues for 1997 increased 4.7%, or approximately $500,000 over 1996, as a result of a temporary rate increase and a 3.6% increase in billed consumption. The increase in billed consumption reflects the drier and warmer than normal third quarter experienced in 1997 compared to 1996 and a 3.6% increase in industrial and commercial consumption. During 1997, Pennichuck also realized 1.1% growth in new customers within its core and community water system franchises.

      On May 28, 1997, Pennichuck filed a petition with the NHPUC to increase its water rates by approximately 18%. This petition was deemed necessary given that Pennichuck's actual overall rate of return had declined below its then authorized rate of return of 8.81%. This decline was as a result of $4,455,000 additional investment in its rate base as well as increased operating costs totaling nearly $300,000 for property taxes and water treatment expenses incurred in 1996 and 1997. In August 1997, the NHPUC granted Pennichuck's request for a 5.12% temporary rate increase for service rendered on or after August 18, 1997, resulting in approximately $175,000 of additional revenues recognized in 1997. Subsequently, on February 23, 1998, the NHPUC approved a permanent rate increase of 16.8%, which is expected to provide approximately $1,712,000 in additional revenues on an annualized basis.

      Utility operating expenses, which include costs for treatment and production, system maintenance, administration, depreciation and amortization, payroll and property taxes, increased 3.1% from $7,606,482 in 1996 to $7,841,306 in 1997. More than half of this increase related to additional treatment and production costs incurred at Pennichuck's main water treatment facility in Nashua, New Hampshire. In 1996, the City of Nashua tripled the per-unit fees chargeable to Pennichuck for the treatment of plant by-products and sludge generated by the plant which are ultimately introduced into the City's sewer treatment system. These fees were $154,000 and $89,000 in 1997 and 1996, respectively. Electrical and other power costs associated with Pennichuck's treatment plant and outlying pumping stations increased by nearly $39,000 over 1996, reflecting a 5.25% increase in per kilowatt charges incurred during 1997. Additionally, as a result of Pennichuck's significant $5.3 million investment in plant in service in 1997, depreciation and property taxes related to that new investment increased by $75,000 and $32,000 for calendar years 1997 and 1996, respectively.

      As a percent of utility operating revenues, utility operating expenses were 70.0% and 71.1% for 1997 and 1996, respectively. Although this ratio is not necessarily an indicator of operating efficiency, its does provide the operating margin available to cover interest, income taxes and dividends distributable to the Company.


WATER SERVICE OPERATIONS

      Pennichuck Water Service Corporation ("PWSC"), a wholly-owned subsidiary of the Company, is engaged in non-regulated, water-related business activities. PWSC is a 50% partner in a joint venture with a regional water engineering firm for the purpose of providing water- related operations and maintenance contract services to municipalities, especially those which may have financial difficulty complying with the mandates of the SDWA. Contract operation and public-private partnerships provide viable alternatives for such municipalities. During 1997, the joint venture provided operations and maintenance contract services to the Town of Cohasset, Massachusetts, which included the operation of its water treatment plant and distribution system. This three-year contract expires on June 30, 1998 at which time the partnership intends to renew the contract for an additional three-year term. For the twelve months ended December 31, 1997, PWSC had revenues of approximately $66,000 resulting in pretax income of $19,000.

      PWSC is pursuing additional operations and maintenance contracts as growth opportunities for the Company. As discussed in "Note G - Subsequent Events" of the footnotes to the Consolidated Financial Statements, PWSC intends to enter into a five-year O&M contract with renewal options, with the Town of Hudson, New Hampshire, to provide certain operational and maintenance functions on its water system.


REAL ESTATE OPERATIONS

      For the twelve months ended December 31, 1997, real estate revenues totaled $514,000, a decrease of $806,533 from 1996, which year's revenues included two major land sales, totaling $1,030,000, in Southwood Business Park. With those sales, Southwood has no further ownership interest in that Park.

      While there were no such major land sales during 1997, Southwood was engaged as a 50% partner in Bowers Pond LLP - a residential joint venture for the construction and sale of 46 homes. For the twelve months ended December 31, 1997, Southwood recorded approximately $408,000 of revenues reflecting the sale of 16 houses by the partnership compared to $208,000 recorded in 1996 for the sale of 8 lots. Under the terms of the partnership agreement, Southwood has sold to the partnership approximately 76 acres of land in exchange for a $920,000 non-interest bearing note. As homes are constructed and sold to third parties, Southwood receives principal payments on the note of $20,000 per lot, and in addition, will receive 50% of the profit on each home. Under generally accepted accounting principles, the note receivable has been offset by the deferred gain on the sale of land to the partnership and any gains will be recorded as the homes are sold to third parties.

      Other revenues from real-estate-related activities during 1997 include approximately $92,000 of option income earned under a September 1995 development agreement with a regional developer with respect to 47 acres in the Corporate Park. As lots are readied for development, the agreement provides for a per-acre payment of a minimum of $60,000 to Southwood.

      The operating expenses of Southwood totaled $198,000 for calendar year 1997. This represents a $784,000 decrease from 1996, which included $730,000 of allocable infrastructure costs associated with the two 1996 land sales discussed previously. Other major components of Southwood's operating expenses are property taxes and property management costs. For 1997, those expenses amounted to approximately $80,000 and $23,000, respectively. Property taxes for 1997 increased $24,000 over 1996, principally due to the receipt of certain tax abatements received from the City of Nashua during 1996. There were no significant adjustments to Southwood's property assessments during 1997.


RESULTS OF OPERATIONS - 1996 COMPARED TO 1995

      For the twelve months ended December 31, 1996, consolidated net income for the Company and its subsidiaries was $1,238,485, or $1.68 per common share, compared to $1,094,970, or $1.53 per common share in 1995. For 1996, consolidated revenues increased to $12,202,688, representing a 6.2% increase over the previous year. Although consolidated revenues in 1996 increased over the year before, water revenues generated by Pennichuck decreased by $96,000 while revenues from real estate and other operations increased by $812,000 for reasons discussed in detail below.


WATER UTILITY OPERATIONS

      Water revenues in 1996 decreased to $10,693,151, representing a 1% decline from 1995. This decrease is principally the result of a 3.1% decline in billed consumption within Pennichuck's core system, due partly to the damper and cooler weather conditions experienced during 1996, and partly to a 3% decline in industrial consumption reflecting a weak economy in the manufacturing sector during that year. Total rainfall in 1996 was 53" compared to 39" in 1995 and represented the fourth rainiest year since 1900. As in recent past years, Pennichuck realized a modest 1.2% growth rate in new customers within its core and community water system franchises.

      For the twelve months ended December 31, 1996, Pennichuck's operating expenses were $7,606,482, representing a $440,000, or 6.1% increase, over 1995. Treatment and production costs totaled $1,726,000 for 1996, a $57,000 increase from the previous year, caused primarily by an $83,000 increase in chemical and sludge removal costs. Increased production costs, however, were partially offset by $67,000 in reduced power costs as a result of a 3.8% decrease in 1996 pumpage. Distribution and maintenance expenses in 1996 increased by $103,000 over 1995, reflecting an aggressive preventive maintenance program for services and gate valves. Other significant changes in operating costs included a $77,000 increase in depreciation expense reflecting the increased investment in plant in service and a $104,000 increase in property taxes resulting from reassessments of Pennichuck's property during 1995 and additional taxable property placed in service during 1996.


REAL ESTATE AND OTHER OPERATIONS

      For the twelve months ended December 31, 1996, real estate and other revenues increased to $1,509,537 compared to $697,443 in 1995. That increase is attributable to several significant real estate transactions which occurred during 1996 as discussed further below.

      1996 revenues included two major land sales, both within Southwood Business Park. In January 1996, Southwood sold a 19.6-acre parcel in its Business Park for $495,000, net of commission, and in December 1996, Southwood sold its last remaining lot in its Business Park to the State of New Hampshire for $535,000. Although the latter sale closed on December 30, 1996, the proceeds from that sale were not received until early January 1997 and therefore, Southwood has included the revenue from the sale under "Accounts Receivable" in the accompanying Consolidated Balance Sheet as of December 31, 1996.

      Also in May 1996, Southwood entered into a joint venture, Bowers Pond LLP, to develop a 46-lot residential subdivision in Nashua. As of December 31, 1996, the partnership had sold 8 lots and Southwood has recorded $208,000 in revenues from those sales. There were no such residential partnership activities during 1995.

      The operating expenses associated with Southwood's activities were approximately $982,000 in 1996, and included $730,000 of allocable infrastructure costs associated with the two land sales discussed previously. Also included in real estate operating expenses are property taxes totaling $56,000 and $187,000 in 1996 and 1995, respectively. Gross real estate taxes in 1996 totaled approximately $106,000 and were offset by the receipt of approximately $50,000 from the City of Nashua relating to the settlement of the prior year's property tax abatements. In addition, the assessed value of property located in Southwood Corporate Park was reduced by nearly $1.8 million during 1996 as a result of negotiations with the City of Nashua.

      In May 1996, NYNEX Corporation ("NYNEX"), a partner with Southwood in 555 Aeyers Mills Associates, sold its one half interest in that partnership to the Company for $204,000, which approximated the fair market value of NYNEX's one half interest at that time. That partnership was originally formed to develop, construct and lease a 90,000-square-foot office building on a 6.75-acre site owned by the partnership in Southwood Corporate Park. The entire ownership interest in that parcel is shared equally between Southwood and the Company and the total investment in that parcel is $319,000. That parcel is also included within the 47 acres under the development option agreement discussed earlier, and is classified under "Deferred Land Costs" in the accompanying Consolidated Balance Sheets.


NEW ACCOUNTING STANDARDS

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" for the year ended December 31, 1997. This SFAS replaces primary earnings per share with basic earnings per share. Basic earnings per share is calculated by dividing earnings available to common shareholders by the weighted average shares outstanding. SFAS No. 128 also requires the presentation of diluted earnings per share, which is calculated similarly to fully- diluted earnings per share. For the twelve months ended December 31, 1997 and 1996, the calculations of basic earnings per share were not materially different from diluted earnings per share.

During the second quarter of 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Although adoption of these two Statements is not required until fiscal years beginning after December 15, 1997, the Company does not believe that it will be materially affected by the new reporting standards set forth in those Statements.


EFFECTS OF INFLATION

      The effects of inflation on the utility operations of the consolidated group are not material since the NHPUC allows most prudent and reasonable cost increases to be recouped through increased water rates. It should be noted that a regulatory lag exists from the time that the utility incurs higher costs to the time that it is allowed to bill revenues sufficient to cover these cost increases. In times of high inflation, this lag could have a detrimental effect on the profitability of Pennichuck and the Company. Conversely, during periods of lower inflation and lower interest rates, the rates of return granted by the NHPUC have tended to be similarly reduced.


         REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Pennichuck Corporation

      We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 3, 1998



                          CONSOLIDATED BALANCE SHEETS

                                                                    December 31
                                                           ----------------------------
                                                               1997            1996
                                                           ------------    ------------

ASSETS

Property, Plant and Equipment
  Land                                                     $    380,241    $    378,237
  Buildings                                                  18,619,434      15,847,287
  Equipment                                                  44,133,944      41,861,346
  Construction work in progress                                 139,511         149,930
                                                           ----------------------------
                                                             63,273,130      58,236,800
  Less accumulated depreciation                              16,178,927      14,898,405
                                                           ----------------------------
                                                             47,094,203      43,338,395

Current Assets
  Cash                                                          400,388         260,668
  Restricted cash                                               905,768              --
  Accounts receivable, net of reserves of $25,000 in
   1997 and 1996                                                668,421       1,207,762
  Unbilled revenue                                              990,000         920,000
  Refundable income taxes                                        12,971          62,848
  Materials and supplies, at cost                               192,120         225,373
  Prepaid expenses and other current assets                     465,486         382,388
                                                           ----------------------------
                                                              3,635,154       3,059,039


Other Assets
  Deferred land costs                                         2,408,321       2,412,374
  Deferred charges and other assets                           1,641,706       1,106,198
  Investment in real estate partnerships                        310,211         153,692
                                                           ----------------------------
                                                              4,360,238       3,672,264
                                                           ----------------------------
                                                           $ 55,089,595    $ 50,069,698
                                                           ============================

The accompanying notes are an integral part of these consolidated financial statements.



                         CONSOLIDATED BALANCE SHEETS



                                                                  December 31
                                                          ----------------------------
                                                              1997            1996
                                                          ------------    ------------

STOCKHOLDERS' EQUITY AND LIABILITIES

Stockholders' Equity
  Common stock - $1 par value - authorized 2,400,000
   shares; issued 758,929 and 748,156 shares in 1997
   and 1996, respectively                                 $    758,929    $    748,156
  Additional paid in capital                                 5,250,943       5,120,306
  Retained earnings                                          7,876,346       7,380,880
                                                          ----------------------------
                                                            13,886,218      13,249,342
  Less cost of 2,641 shares of common stock in
   treasury in 1997 and 1996                                   (52,940)        (52,940)
                                                          ----------------------------
                                                            13,833,278      13,196,402
Preferred Stock, no par value, 100,000 shares
 authorized, no shares issued in 1997 and 1996                      --              --
Long-Term Debt, Less Current Portion                        25,435,826      20,995,000
Current Liabilities
  Current portion of long-term debt                            100,000         818,750
  Accounts payable                                             388,768         265,342
  Accrued interest payable                                     350,597         329,951
  Other current liabilities                                    922,097         714,536
                                                          ----------------------------
                                                             1,761,462       2,128,579
Commitments and Contingencies
Deferred Credits and Other Reserves
  Deferred income taxes                                      2,745,534       2,265,629
  Regulatory liability                                       1,217,040       1,247,756
  Deferred investment tax credits                            1,164,354       1,197,390
  Customer advances and other liabilities                      162,951        244,487
                                                          ----------------------------
                                                             5,289,879       4,955,262
Contributions in Aid of Construction                         8,769,150       8,794,455
                                                          ----------------------------
                                                          $ 55,089,595    $ 50,069,698
                                                          ============================


The accompanying notes are an integral part of these consolidated financial statements.



                      CONSOLIDATED STATEMENTS OF INCOME


                                                         Year Ended December 31
                                              --------------------------------------------
                                                  1997            1996            1995
                                              ------------    ------------    ------------

Revenues
  Water utility operations                    $ 11,200,248    $ 10,693,151    $ 10,788,740
  Real estate and other operations                 640,452       1,509,537         697,443
                                              --------------------------------------------
                                                11,840,700      12,202,688      11,486,183

Operating Expenses
  Water utility operations                       7,841,306       7,606,482       7,165,797
  Real estate and other operations                 189,817         982,293         839,622
                                              --------------------------------------------
                                                 8,031,123       8,588,775       8,005,419

Operating Income                                 3,809,577       3,613,913       3,480,764

Other income                                        44,760           7,249           1,914
Interest expense                                 1,773,580      (1,630,581)     (1,703,570)
                                              --------------------------------------------
Income Before Provision for Income Taxes         2,080,757       1,990,581       1,779,108

Provision for Income Taxes                         790,666         752,096         684,138
                                              --------------------------------------------

Net Income                                    $  1,290,091    $  1,238,485    $  1,094,970
                                              ============================================

Weighted Average Shares Outstanding                750,763         736,494         716,312
                                              --------------------------------------------

Basic Earnings Per Common Share               $       1.72    $       1.68    $       1.53
                                              ============================================


The accompanying notes are an integral part of these consolidated financial statements.



               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        Common      Common     Additional
                                        Stock-      Stock-       Paid-in       Retained      Treasury
                                        Shares      Amount       Capital       Earnings       Stock
                                        -------    --------    -----------    ----------    ----------


Balances at December 31, 1994           716,497    $716,497    $4,693,327     $6,454,761    $ (18,504)
Net Income                                                                     1,094,970
Dividend Reinvestment Plan                5,061       5,061        69,658
Common Dividends declared - $.91
 per share                                                                      (651,569)
Common Equity Issuance Costs                                      (84,915)
Exercise of Stock Options                    40          40           460
Repurchase of 2,025 common shares                                                             (32,575)
                                        -------------------------------------------------------------
Balances at December 31, 1995           721,598     721,598     4,678,530      6,898,162      (51,079)
Net Income                                                                     1,238,485
Dividend Reinvestment Plan               26,218      26,218       439,446
Common Dividends declared - $1.03
 per share                                                                      (755,767)
Common Equity Issuance Costs                                       (1,770)
Exercise of Stock Options                   340         340         4,100
Repurchase of 102 Common Shares                                                                (1,861)
                                        -------------------------------------------------------------
Balances at December 31, 1996           748,156     748,156     5,120,306      7,380,880      (52,940)
Net Income                                                                     1,290,091
Dividend Reinvestment Plan                9,723       9,723       152,487
Common Dividends Declared -- $1.06
 per share                                                                      (794,625)
Common Equity Issuance Costs                                      (34,300)
Exercise of Stock Options                 1,050       1,050        12,450
                                        -------------------------------------------------------------
Balances at December 31, 1997           758,929    $758,929    $5,250,943     $7,876,346     $(52,940)
                                        =============================================================


The accompanying notes are an integral part of these consolidated financial statements.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Year Ended December 31
                                                                     -----------------------------------------
                                                                        1997           1996           1995
                                                                     -----------    -----------    -----------

Operating Activities
  Net income                                                         $ 1,290,091    $ 1,238,485    $ 1,094,970
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                      1,359,533      1,223,568      1,142,214
    Amortization of deferred investment tax credits                      (33,036)       (33,036)       (33,036)
    Provision for deferred income taxes                                  479,905        489,538        241,735
    Changes in assets and liabilities:
      Accounts receivable and unbilled revenue                           469,341       (384,283)      (266,105)
      Refundable income taxes                                             49,877        (48,757)        35,087
      Materials and supplies                                              33,253         (5,616)       (21,429)
      Prepaid expenses                                                   (83,098)         7,489          4,059
      Deferred charges and other assets                                 (626,337)      (253,658)      (365,971)
      Accounts payable and accrued expenses                              330,733       (262,505)       649,315
      Other                                                              (91,352)       311,438        698,129
                                                                     -----------------------------------------
Net Cash Provided by Operating Activities                              3,178,910      2,282,663      3,178,968

Investing Activities:
  Purchase of property, plant & equipment                             (5,147,097)    (3,151,858)    (2,528,110)
  Contributions in aid of construction                                   101,665        467,577        537,134
  (Increase) in restricted cash                                         (905,768)            --             --
  (Increase) decrease in investment in real estate partnerships         (156,851)       (36,877)         7,489
                                                                     -----------------------------------------
Net Cash Used in Investing Activities                                 (6,108,051)    (2,721,158)    (1,983,487)

Financing Activities:
  Proceeds from long-term borrowings                                   4,055,826      8,000,000             --
  Payments on long-term debt                                            (818,750)    (6,114,307)      (147,019)
  Net (decrease) increase in notes payable to bank                       485,000     (1,100,000)      (350,000)
  Dividends paid                                                        (794,625)      (755,767)      (651,569)
  Proceeds from dividend reinvestment plan and other, net                141,410        466,474        (42,272)
                                                                     -----------------------------------------
Net cash provided (used in) financing activities                       3,068,861        496,400     (1,190,860)

Increase in Cash                                                         139,720         57,905          4,621
Cash at Beginning of Year                                                260,668        202,763        198,142
                                                                     -----------------------------------------
Cash at End of Year                                                  $   400,388    $   260,668    $   202,763
                                                                     =========================================


The accompanying notes are an integral part of these consolidated financial statements.



                  NOTES TO CONSOLIDATED FINANCIAL STATMENTS


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

      Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of Pennichuck, is recorded at cost plus an allowance for funds used during construction ("AFUDC") on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction. The useful lives range from six to ninety years and the average composite depreciation rate was 2.29% and 2.21% in 1997 and 1996, respectively.

      Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

      Allowance for Funds Used During Construction ("AFUDC"): AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 1997, 1996 and 1995.

      Revenues: Standard charges for water utility services to customers are recorded as revenue, based upon meter readings. Estimates of unbilled service revenues are recorded in the period the services are provided. Provision is made in the financial statements for estimated uncollectible accounts based on experience and specific identification of delinquent customer accounts.

      Deferred Charges and Other Assets: Deferred charges include certain regulatory assets and costs of obtaining debt financing. Debt expenses are amortized over the term of the related bonds and notes.

      Regulatory Assets: Pennichuck is subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulations". Pennichuck has recorded certain regulatory assets in cases where the New Hampshire Public Utilities Commission has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $431,698 and $268,385 at December 31, 1997 and 1996, respectively.

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

      Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

      Investment in Partnership: Southwood is a 50 percent general partner in a land development project and has sold a certain parcel of land to the partnership in exchange for a promissory note. Revenues relating to the sale of this parcel are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method. Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in this partnership is recorded using the equity method of accounting. As of December 31, 1997 and 1996, that note receivable balance was $440,000 and $540,000 respectively, which was offset by the deferred gain of approximately $433,000 and $532,000 in 1997 and 1996, respectively.

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

      Customer Advances and Contributions in Aid of Construction ("CIAC"):
Under construction contracts with real estate developers and others, Pennichuck receives advances for the costs of new main installation. In accordance with its tariff provisions, Pennichuck makes refunds on a portion of the advances as new customers attach to the main over periods generally not exceeding five years.

      Customer advances which are no longer refundable are transferred to the CIAC account. The CIAC account and related plant asset are amortized over the life of the property. Pennichuck also credits to CIAC the fair market value of developer installed mains and any excess of fair market value over the cost of community water systems purchased from developers.Note A - Significant Accounting

      Diluted Earnings Per Share: Diluted earnings per share were $1.71, $1.67 and $1.52 for the twelve months ended December 31, 1997, 1996 and 1995, respectively. Diluted earnings per share were computed by dividing actual net income by the adjusted weighted average number of shares of common stock outstanding (755,354 in 1997, 739,542 in 1996 and 718,645 in 1995) which include the effect of any dilutive unexercised stock options.


NOTE B - INCOME TAXES

      The components of the federal and state income tax provision at December 31 are as follows:

                                                   1997         1996         1995
                                                 ---------    ---------    ---------

Federal                                          $ 650,230    $ 618,113    $ 547,526
State                                              173,472      167,019      169,648
Amortization of investment tax credits             (33,036)     (33,036)     (33,036)
                                                 -----------------------------------
                                                 $ 790,666    $ 752,096    $ 684,138
                                                 ===================================

Currently payable                                $ 295,836    $ 311,101    $ 471,780
Deferred                                           494,830      440,995      212,358
                                                 -----------------------------------
                                                 $ 790,666    $ 752,096    $ 684,138
                                                 ===================================

      The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 1997, 1996 and 1995:

                                                1997     1996     1995
                                                -----    -----    -----

Statutory federal rate                          34.0%    34.0%    34.0%
State tax rate, net of federal benefit           5.5      5.6      6.3
Amortization of investment tax credits          (1.6)    (1.7)    (1.9)
                                                ----------------------
Effective tax rate                              37.9%    37.9%    38.4%
                                                ======================

      The Company made income tax payments of $340,000, $386,000 and $419,000 in 1997, 1996 and 1995, respectively.

      The Company has $384,289 and $344,144 of alternative minimum tax credits available at December 31, 1997 and 1996, respectively. These credits may be carried forward indefinitely to offset future regular tax and are recorded as a reduction to accumulated deferred income taxes.

      The Company has a regulatory liability related to income taxes of $1,217,040 and $1,247,756 at December 31, 1997 and 1996, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

      The temporary items that give rise to the net deferred tax liability at December 31, 1997 and 1996 are as follows:

                                                                1997            1996
                                                             -----------     -----------

Liabilities:
  Property related                                           $ 4,899,468     $ 4,483,590
  Other                                                          254,542         192,792
                                                             ---------------------------
                                                               5,154,010       4,676,382
Assets:
  Investment tax credits                                         710,343         741,059
  Regulatory liability                                           197,282         197,282
  Alternative minimum tax carry forward                          384,289         344,144
  Prepaid taxes on contributions in aid of construction          912,328         940,154
  Other                                                          204,234         188,114
                                                             ---------------------------
                                                               2,408,476       2,410,753
Net Deferred Tax Liabilities                                 $ 2,745,534     $ 2,265,629
                                                             ===========================

NOTE C - DEBT

      Long-term debt at December 31 consists of the following:

                                                                1997             1996
                                                            ------------     ------------

Unsecured Notes Payable to Various Insurance Companies:
  9.10%, due April 1, 2005                                  $  3,500,000     $  3,500,000
  7.40%, due March 1, 2021                                     8,000,000        8,000,000
  8.95% due August 1, 1997                                            --          718,750

Unsecured Industrial Development Authority Revenue Bond
 (1988 Series), 7.50%, due July 1, 2018                        1,300,000        1,300,000

Unsecured Business Finance Authority 1994 Revenue Bond
 (Series A), 6.35%, due December 1, 2019                       3,060,000        3,120,000

Unsecured Business Finance Authority 1994 Revenue Bond
 (Series B), 6.45%, due December 1, 2016                       1,940,000        1,980,000

Unsecured Business Finance Authority 1997 Revenue Bond,
 6.30%, due May 1, 2022                                        4,000,000               --

Unsecured Notes Payable and Line of Credit revolving
 loan facility at rates ranging from 7.44% to 8.50%
 due May 31, 1999                                              3,680,000        3,195,000

Capitalized Lease Obligation                                      55,826               --
                                                            -----------------------------
                                                              25,535,826       21,813,750
Less current portion                                             100,000          818,750
                                                            -----------------------------
                                                            $ 25,435,826     $ 20,995,000
                                                            =============================

      The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require semi-annual interest payments which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 1997 are as follows:


            1998                         $    100,000
            1999                            3,863,000
            2000                              333,000
            2001                              333,000
            2002                              316,826
            2003 and thereafter            20,590,000

      The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 1997, approximately $3,745,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

      During 1997, 1996 and 1995, the Company paid interest of $1,729,000, $1,468,000 and $1,682,000, respectively.

      The Company has available a $4,500,000 unsecured, revolving credit facility with a bank, of which $3,680,000 was outstanding at December 31, 1997. Outstanding borrowings under this facility are due on May 31, 1999. The interest rates on the outstanding borrowings are based on the bank's cost of funds and LIBOR, as defined, and ranged from 7.44% to 8.50% at December 31, 1997. During 1997, the weighted average interest rate on borrowings under this facility of the Company was 7.75% and 7.74% during 1996.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 1997 is as follows:

                        Carrying Value      Fair Value
                        --------------     ------------

Long-term debt           $ 25,535,826      $ 26,979,624


      There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair values shown above do not purport to represent the amounts at which those obligations would be settled.

      The carrying values of the Company's cash, restricted cash, notes payable and line of credit to the bank at December 31, 1997 approximate their fair values because of the short maturity dates of those financial instruments.

NOTE E - BENEFIT PLANS

      The Company has a defined benefit pension plan covering substantially all full-time employees. The benefits are formula-based, giving consideration to both past and future service. The Company's funding policy is to contribute annually up to the maximum amount deductible for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

      The following table sets forth the plan's funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31:

                                                                  1997             1996
                                                              ------------     ------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
   benefits of $2,014,577 in 1997 and $1,789,383 in 1996      $  2,023,847     $  1,796,966
                                                              =============================

Projected benefit obligation for service rendered to date     $ (2,451,150)    $ (2,185,580)
Plan assets at a fair value (insurance contracts)                2,656,625        2,228,687
                                                              -----------------------------
Plan assets in excess of projected benefit obligation              205,475           43,107
Prior service costs                                                  8,306            9,091
Unrecognized net loss from past experience different
 from that assumed and effects of changes in assumptions            64,854          161,450
Unrecognized net transition asset                                 (124,679)        (138,486)
                                                              -----------------------------
Prepaid pension cost included in deferred charges and
 other assets                                                 $    153,956     $     75,162
                                                              =============================

      Net pension cost for 1997, 1996 and 1995 includes the following components:

                                                        1997         1996         1995
                                                      ---------    ---------    ---------

Service cost - benefits earned during the period      $ 138,996    $ 126,933    $ 114,948
Interest cost on projected benefit obligation           163,290      145,325      126,765
Actual return on plan assets                           (200,193)    (149,411)    (152,954)
Amortization of (gains) and deferrals                   (11,596)     (47,956)     (13,022)
                                                      -----------------------------------
Net periodic pension cost                             $  90,497    $  74,891    $  75,737
                                                      ===================================

      For the years ended December 31, 1997 and 1996, the actuarial present value of the projected benefit obligation was determined using a discount rate of 7.5 percent and an assumed rate of increase in future compensation levels of 5 percent in 1997 and 1996. The expected long- term rate of return on plan assets was 9 percent in 1997, 1996 and 1995.

      In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $68,103, $61,882 and $62,287, respectively, for 1997, 1996 and 1995.

      The Company provides postretirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic postretirement benefit cost for the years ended December 31, 1997 and 1996 are as follows:

                                                          1997           1996
                                                       ----------     ----------

Accumulated postretirement benefit obligation:
  Current active employees                             $ (300,339)    $ (268,303)
  Retirees                                               (198,457)      (192,853)
                                                       -------------------------
Total                                                    (498,796)      (461,156)
Plan assets at fair value                                       0              0
                                                       -------------------------
Funded status (underfunded)                              (498,796)      (461,156)
Unrecognized net (gain)                                  (124,289)      (129,883)
Unrecognized prior service cost                           139,100        153,600
Unrecognized transition obligation                        153,500        184,400
                                                       -------------------------
Accrued postretirement benefit cost                    $ (330,485)    $ (253,039)
                                                       =========================

Service cost                                           $   22,478     $   22,129
Interest cost                                              33,928         31,452
Amortization of prior service cost                         14,500         14,500
Amortization of transition obligation                      30,900         30,900
Amortization of unrecognized (gains)                       (4,385)        (4,282)
                                                       -------------------------
                                                       $   97,421     $   94,699
                                                       =========================

      The Company is presently allowed to recover a portion of the postretirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation for 1997 and 1996, the Company has assumed a discount rate of 7.5 percent and a maximum medical care cost trend rate of 5 percent, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would have increased the postretirement benefit cost by $14,495 and the accumulated postretirement benefit obligation by $92,550 in 1997.

NOTE F - STOCK BASED COMPENSATION PLANS

      The Company has a stock option plan for officers and key employees which provides for incentive options. The Company accounts for the plan under APB Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Income. On a pro forma basis, the Company's net income and earnings per share would have been reduced to the following amounts had compensation cost for the plan been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation."

                                 1997           1996
                              ----------     ----------

Net income:
  As reported                 $1,290,091     $1,238,485
  Pro forma                   $1,282,694     $1,227,245
Earnings per share:
  As reported                 $1.72          $1.68
  Pro forma                   $1.71          $1.67

      Because the methodology proscribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. At December 31, 1997, all options which had been granted were exercisable and 50,000 share were available for future grants under the plan as shown in the following table:

                                  Reserved      Options        Price Per
                                   Shares     Outstanding        Share
                                  --------    -----------    -------------

Balance at December 31, 1994       27,440       11,300       $12.50-$15.00
  Granted                                        8,000              $15.00
  Expired                         (27,440)
  Exercised                                        (40)             $12.50
Additional shares reserved         50,000
                                   ---------------------------------------
Balance at December 31, 1995       50,000       19,260       $12.50-$15.00
  Granted                                        4,525              $17.25
  Expired
  Exercised                                       (340)      $12.50-$17.25
                                   ---------------------------------------
Balance at December 31, 1996       50,000       23,445       $12.50-$17.25
  Granted                                        4,525              $16.25
  Expired                              --
  Exercised                                     (1,050)      $12.50-$16.25
                                   ---------------------------------------
Balance at December 31, 1997       50,000       26,920       $12.50-$17.25
                                   =======================================

      Of the 26,920 options outstanding at December 31, 1997, 2,860 have an exercise price of $12.50 and a remaining contractual life of less than one year; 15,150 shares have an exercise price of $15.00 and a remaining life of 1 to 2 years; 4,485 shares have an exercise price of $17.25 and a remaining life of 8 years; and 4,425 shares have an exercise price of $16.25 and a remaining life of 9 years. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 6.3% and 5.5%; expected dividend yields of 5.4% and 5.2%; expected lives of 5 years; and expected volatility of 22% and 34%.

NOTE G - SUBSEQUENT EVENTS

      On January 30, 1998, the Company purchased all of the outstanding common stock of Pittsfield Aqueduct Company ("Pittsfield") in exchange for 49,111 common shares of the Company. This acquisition is intended to be accounted for using the pooling-of-interest method and accordingly, historical financial data in future reports will be restated to include Pittsfield data. Pittsfield had been a privately- owned water utility serving approximately 650 customers in central New Hampshire. Pittsfield's operations are not expected to have a significant impact on the consolidated results of the Company. Pittsfield's total assets are approximately $2.1 million and its operating revenues for 1998 are expected to be approximately $450,000.

      On November 5TH, 1997, the Company entered into an Agreement of Purchase and Sale of Assets with the Town of Hudson, New Hampshire (the "Town") whereby the Company has agreed to purchase from the Town certain water utility assets located outside of the Town's municipal jurisdiction for $7.5 million. It is expected that this purchase will occur in March 1998 once these assets, in addition to certain water utility assets located within the Town, have been purchased by the Town from an investor-owned water utility currently serving the Town and certain surrounding communities. Those assets to be purchased by the Company will be transferred into a new, wholly-owned, operating subsidiary of the Company, Pennichuck East Utility, Inc. which will be a regulated entity similar to Pennichuck. As a result of this purchase, the Company expects to add approximately 3,600 customers to its existing customer base and the annual revenues from these added customers is estimated to be $2.3 million. All regulatory approvals relating to this transaction have not yet been received at this time.

      In order to fund this purchase from the Town, the Company has obtained a commitment for permanent debt financing from its bank. The $7.5 million financing consists of two notes with maturities of 2 and 7 years and fixed interest rates of 6.20% to 6.50%, respectively. These notes will be secured by the operating assets of the new operating subsidiary.

      In addition, PWSC and the Town have entered into a long-term contract whereby PWSC will provide certain operations and maintenance functions for the Town in exchange for an annual fee. The initial term of this agreement will be five years with options to renew thereafter.

NOTE H - BUSINESS SEGMENT INFORMATION

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

      The tables below present information about Pennichuck Corporation's two primary business segments for the years ended December 31, 1997, 1996 and 1995. The "Other" category includes the sundry activities of the Parent Company and PWSC.

                                                         1997           1996           1995
                                                      -----------    -----------    -----------

Operating Revenues:
  Water utility                                       $11,200,248    $10,693,151    $10,788,740
  Real estate                                             514,143      1,320,676        631,181
  Other                                                   126,309        188,861         66,262
                                                      -----------------------------------------
      Total operating revenues                        $11,840,700    $12,202,688    $11,486,183
                                                      =========================================

Operating income (loss):
  Water utility                                       $ 3,358,942    $ 3,086,669    $ 3,588,095
  Real estate                                             316,411        421,025       (190,425)
  Other                                                   134,224        106,219         83,094
                                                      -----------------------------------------
      Total operating income                          $ 3,809,577    $ 3,613,913    $ 3,480,764
                                                      =========================================

Capital additions:
  Water utility                                       $ 5,147,097    $ 3,132,327    $ 2,509,370
  Real estate                                                  --             --             --
  Other                                                        --         19,531         18,740
                                                      -----------------------------------------
      Total capital additions                         $ 5,147,097    $ 3,151,858    $ 2,528,110
                                                      =========================================

Identifiable assets:
  Water utility                                       $51,180,479    $44,606,671    $43,814,798
  Real estate                                           2,554,608      3,223,048      3,036,524
  Other                                                 1,354,508      2,239,979      1,041,871
                                                      -----------------------------------------
      Total identifiable assets                       $55,089,595    $50,069,698    $47,893,193
                                                      =========================================

Depreciation and Amortization
  Expense:
  Water utility                                       $ 1,325,635    $ 1,194,196    $ 1,112,148
  Real estate                                               4,385             --             --
  Other                                                    29,513         29,372         30,066
                                                      -----------------------------------------
      Total depreciation and amortization expense     $ 1,359,533    $ 1,223,568    $ 1,142,214
                                                      =========================================

      The operating revenues within each business segment are sales to unaffiliated customers. Operating income (loss) is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown below.

                                         1997         1996         1995
                                       ---------    ---------    ---------

Allocated parent expenses:
  Water utility                        $ 345,785    $ 273,983    $ 308,130
  Real estate and other                   50,970       39,823       23,507
                                       -----------------------------------
Total allocated parent expenses        $ 396,755    $ 313,806    $ 331,637
                                       ===================================

      Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 1997, 1996, and 1995, the water utility recorded $1,693,000, $1,685,000, and $1,683,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

NOTE I - QUARTERLY FINANCIAL DATA (UNDAUDITED)

                             First     Second      Third     Fourth
                            Quarter    Quarter    Quarter    Quarter
                            -------    -------    -------    -------
                       (In thousands of dollars, except per share amounts)

1997
Operating Revenues          $2,497     $2,895     $3,516     $2,933
Operating Income               560        957      1,384        909
Net Income                     103        326        579        282
                            ---------------------------------------
Earnings Per Share          $  .14     $  .43     $  .78     $  .37

1996
Operating Revenues          $2,906     $2,728     $3,107     $3,462
Operating Income               508        939      1,014      1,153
Net Income                      56        344        377        461
                            ---------------------------------------
Earnings Per Share          $  .08     $  .47     $  .51     $  .62


                         MARKET & DIVIDEND INFORMATION

      The Company's common stock is traded on the Over-the-Counter market under the symbol "PNNW". Prior to December 2, 1997, the Company's common stock had been traded on the NASDAQ National Market System. On December 31, 1997, there were approximately 755 holders of record of the 756,288 shares of the Company's common stock outstanding. The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low sales prices as reported on the NASDAQ National Market System and the dividends declared by the Company during those periods.

                                                  Dividends
          Period               High      Low      Declared
          ------              ------    ------    ---------

          1997
          Fourth Quarter      $20.00    $18.13      $.27
          Third Quarter        20.25     18.00       .27
          Second Quarter       19.50     15.50       .26
          First Quarter        18.00     15.50       .26

          1996
          Fourth Quarter      $19.88    $15.50      $.26
          Third Quarter        20.88     18.00       .26
          Second Quarter       21.00     17.00       .26
          First Quarter        22.00     17.25       .25


                  ANNUAL MEETING AND SHAREHOLDER INFORMATION

      Pennichuck Corporation's Annual Shareholders' Meeting will be held at 3:00 p.m. on Friday, April 17, 1998, at the Nashua Marriott Hotel, 2200 Southwood Drive in Nashua, New Hampshire.

      Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Attn: Shareholder Relations. Tel: 603/882-5191.

      Stock Transfer Agent and Registrar: First National Bank of Boston, PO Box 644, Mail Stop 45-02-09, Boston, MA 02105-0644. Tel: 800/736-3001.

      Dividend Reinvestment and Common Stock Purchase Plan: Pennichuck Corporation has a Dividend Reinvestment and Common Stock Purchase Plan which is open to all holders of Pennichuck's common shares and to all of Pennichuck's New Hampshire residential customers. Participants in the Plan receive their dividends in the form of Pennichuck common shares and may also, within certain limits, make additional cash purchases through the Plan. For a copy of the Plan Prospectus and an enrollment form, please call Shareholder Relations.


                       FIVE YEAR SELECTED FINANCIAL DATA

                                                          1997           1996          1995          1994          1993
                                                       -----------    ----------    ----------    ----------    ----------

Operating revenues                                     $11,840,000    12,202,688    11,486,183    10,215,780     9,696,362
Net income                                             $ 1,290,091     1,238,485     1,094,970       972,548       870,587
Earnings per share                                     $      1.72          1.68          1.53          1.32          1.11
Cash dividends declared per share of common stock      $      1.06          1.03           .91           .75           .64
Total assets                                           $55,089,595    50,069,698    47,893,193    46,528,250    45,389,505
Long-term debt & redeemable preferred stock            $25,535,826    21,813,750    21,028,011    16,880,030    17,706,626
Weighted average shares outstanding                        750,717       736,494       716,312       714,422       712,704
Book value per share                                   $     18.29         17.70         17.03         16.55         15.99
Number of common shareholders of record                        755           753           477           490           494
Utility plant additions                                $ 5,147,097     3,132,327     2,509,370     2,406,595     3,674,704
Water delivered (million gallons per day)                    12.53         12.30         12.79         12.51         12.52
Mains (feet)                                             1,850,650     1,837,023     1,815,956     1,807,282     1,790,811
Services:
  Core system                                               19,972        19,744        19,581        19,340        19,068
  Community systems                                          1,065         1,061         1,041           954           953
Meters                                                      21,145        20,912        20,691        20,448       20,2188
Hydrants                                                     2,124         2,120         2,112         2,107         2,087
Rainfall (in inches)                                         47.36         53.24         38.94         42.70         42.59
Number of employees at year end                                 57            56            55            57            58


Pennichuck Corporation
Four Water Street
PO Box 448
Nashua, NH 03061-0448
603 882-5191
Fax 603 882-4125
www.pennichuck.com


4370AR98