Form 10KSB, Exhibit 13
period 1998-12-31
PENNICHUCK CORP
filed 1999-03-26
CIK 788885

EXHIBIT 13


                         [GRAPHIC OF INDIAN VILLAGE]

                               ---------------
                                 Pennichuck
                                 Corporation
                                    1998
                                Annual Report
                               ---------------

                                  [GRAPHIC]

For as long as 20,000 years before the Europeans arrived, Indians inhabited the northeastern United States. One tribe living in northern New England was called the Abenaki, meaning "People of the Dawnland." Each day, the sun's first rays shone on the land of the Abenaki, whose hunting grounds stretched from the Atlantic Coast in Maine to Lake Champlain in the west, north to the St. Lawrence, and south across the Merrimack River into northern Massachusetts.

      In addition to providing an abundant supply of fresh fish, the Dawnland's many lakes and rivers enabled the Abenaki to travel great distances in their lightweight birchbark canoes. They grew corn, beans and squash in the rich, fertile soil of the river valleys, and hunted wild game, including deer, moose, bear and beaver, in the region's expansive forests.

      Individual Abenaki groups, such as the Penacooks were made up of bands of related families, with grandparents, parents and children, aunts, uncles and cousins all living, traveling and hunting together. Abenaki society placed great importance on sharing, generosity and hospitality, because the health and well being of the group depended on the cooperation of everyone. No family would feast while their neighbors went hungry, and hunters were revered as much for their generosity in sharing their kill, as for their skill with a spear or bow.

      The Abenaki believed they were descendants of animals. They hunted only for food, killed only what they needed, and would apologize to the dead animal's spirit, thereby maintaining the natural balance that existed between the human and animal worlds.

      While each band of Abenaki had an elected chief, or sagamore, their authority was limited, and seldom exercised without first consulting trusted council. When important issues were considered, men, women and children all had the opportunity to voice their opinions, and the highest regard was given to the wisdom

                                               CONTINUED: INSIDE BACK COVER

                                 Pennichuck:
                                      A Historical
                                            Perspective

[GRAPHICS FROM TOP LEFT, CLOCKWISE: Dean & Main, Newspaper, Hydrant, Mill, Bowers Dam, Jug, Treatment Plant, Construction, Indian Canoe, Beaver, Factory, Plaque, Factory, Snow Station, Goose, Faucet, Farm, Fish, Harris Dam, Laborer]

                [GRAPHIC CENTER: River flowing through woods]

      Table
      of
      Contents

Selected Financial Data                                                 3
Letter to Shareholders                                                  4
Review of Operations                                                    6
Board of Directors and Officers                                        16
Management's Discussion and Analysis                                   17
Report of Independent Public Accountants                               27
Consolidated Balance Sheets                                            28
Consolidated Statements of Income                                      30
Consolidated Statements of Stockholders' Equity                        31
Consolidated Statements of Cash Flows                                  32
Notes to Consolidated Financial Statements                             33
Market and Dividend Information                                        46
Annual Meeting and Shareholder Information                             46
Five Year Selected Financial Data                                      47
Map of Service Territory                                               48

JANET MONTECALVO

The 1998 Pennichuck Annual Report showcases original artwork by Janet Montecalvo of Framingham, Massachusetts. A renowned artist and graphic designer, Janet's illustrations have graced children's books and educational texts from national publishing houses, including Houghton Mifflin, Scholastic Incorporated and Cahners. In addition to her work as an illustrator, Janet creates specialty signs for the film and television industries. Her work has been featured in numerous feature films and television shows, and Janet earned an "Emmy" award for signs she created for an NBC mini-series.

      Selected
          Financial
              Data

TOTAL ASSETS (IN 000'S OF DOLLARS)

 $47,719  $49,136  $51,357   $57,240    $70,838
   1994     1995     1996      1997       1998

NET INCOME (IN 000'S OF DOLLARS)

    $966   $1,148   $1,289   $1,207   $2,106
    1994    1995     1996     1997     1998

BASIC EARNINGS PER SHARE

  $0.84   $1.00    $1.09    $1.01   $1.61
  1994     1995     1996     1997    1998

DIVIDENDS PER SHARE

 $.48   $.57      $.65     $.68      $.79
 1994   1995      1996     1997      1998

CONSOLIDATED REVENUES (IN 000'S OF DOLLARS)

 $10,430  $11,700  $12,417   $12,056    $17,395
   1994     1995     1996      1997       1998

      Letter
            to
          Shareholders

DEAR SHAREHOLDERS

I believe 1998 will always stand out as a landmark year in your Company's history. It was a year of great change, record growth and incredible accomplishment. The strength of our management planning, the talents of our dedicated employees, and the resources of our entire organization were all put to the test. I am very pleased to report that we passed with flying colors on all counts.

      A successful stock offering resulted in the addition of over 1,000 new shareholders, and I would like to take this opportunity to personally welcome all of you to Pennichuck Corporation. As you will see from this report, 1998 was another successful year for our water-related operations, as well as our real estate activities. Each of our business segments contributed to the overall profitability of your Company.

      Total consolidated revenues surpassed $17,000,000 in 1998, resulting in net income of $2,100,000. We achieved record earnings of $1.61 per share, enabling us to increase our dividend from 68(cent) per share in 1997, to 79(cent) per share in 1998, as adjusted for our recent three-for-two stock split. Our post-stock-split annualized dividend now stands at 88(cent) per share. At the end of 1998, the Company's total operating assets exceed $70 million, compared to $49 million just three years ago.

      Gross utility revenues grew to nearly $15,000,000 in 1998, compared to $11,400,000 in 1997. This increase came as a result of two major new business acquisitions, combined with a rate increase of 16.8% for our core system. As part of these rate case negotiations, Pennichuck also gained approval to consolidate its water rates into one universal core system rate for 10 of its individual community systems.

      Throughout 1998, the majority of our efforts were focused on the challenge of assimilating two new utilities into the Pennichuck Corporation, and managing the associated 21% increase in our customer base. Our acquisition of Pittsfield Aqueduct Company in January 1998, resulted in the addition of 612 new customers and established a new operating subsidiary of the same name. In April 1998, after purchasing $7.5 million in water utility assets from a major water utility in southern New Hampshire, we formed another subsidiary, Pennichuck East Utility, Inc., to serve 3,766 new customers in the communities of Atkinson, Derry, Hooksett, Litchfield, Londonderry, Pelham, Plaistow, Raymond, Sandown and Windham, NH. Now, both of these new subsidiaries are fully integrated into the Pennichuck organization.

      In conjunction with the expansion of Pennichuck East, Pennichuck Water Service Company entered into a separate agreement to operate and manage the water system for the town of Hudson, NH. Although the town retains ownership of its utility assets, Pennichuck Water Service Company is responsible for providing service to the 4,760 customers within the Hudson town limits. This is a long-term, non-regulated business contract that we believe will generate significant revenues in the years to come. However, Pennichuck Water Service Company was not successful in its negotiations to renew the operations and management contract for the town of Cohasset, MA. Our existing three-year contract expired in June 1998. Although Pennichuck Water Service Company wasn't the successful bidder, we are very proud of the accomplishments we made to improve water quality and reliability while we operated this system.

      The Southwood Corporation had another successful year, selling 19 residential lots in its Bowers Pond subdivision. Southwood also gained approval and began construction of 87 single-family detached condominiums in its Heron Cove development, and we expect the first sale to occur in the first quarter of 1999. Also, we have completed the development of the infrastructure in our Westwood Park industrial subdivision and have sold one lot. Finally, Southwood has obtained approval to construct an industrial building in Merrimack to be called Heron Cove Office Park. All these projects were undertaken as joint ventures with major regional developers.

      Three significant financial events happened in the latter part of 1998. The first was a three-for-two stock split which occurred in September. Then, in November, we completed the sale of 483,000 shares of common stock, resulting in $9.4 million of new common equity for the Company. The proceeds were used to pay down interim short-term debt, thereby strengthening the Company's balance sheet and bringing our financial ratios more in line with industry averages. Currently, $3.6 million is invested in short-term money market funds and will be used to finance future growth opportunities and capital improvements. The third event was the re-listing of Pennichuck common stock on the Nasdaq NMS exchange. We hope that with this re-listing, the value of our common shares will be better reflected in the marketplace and that your Company's financial performance will be more visible in the investment community.

                            [PHOTO: Maurice Arel]

                                Maurice Arel

      Strategic planning plays a crucial role in your Company's success. Right now, we are reaping the rewards of sound, forward-thinking management strategies established over the last decade and even before. Long-term planning is a tradition that our management team continues today, in order to ensure Pennichuck's success in the decades ahead.

      In closing, I would like to express my gratitude to our employees and directors for their efforts during the past year. The success of Pennichuck truly is their success. I would also like to give special recognition to all our shareholders, both old and new, for your loyalty and support.

Sincerely,


/s/ Maurice L. Arel

Maurice L. Arel

President and Chief Executive Officer

      Review
            of
          Operations

GROWTH AND ACQUISITION

1998 was the culmination of many years of preparation in developing Pennichuck's long-term growth strategy. Over the last decade, we've been steadily building our management team, streamlining our operations, and strengthening our financial resources, such that when significant growth opportunities arose, Pennichuck would be in a position to fully capitalize on them. 1998 was the year that everything came together, and when those new growth opportunities did arise, Pennichuck was more than ready.

      Our acquisition of the Pittsfield Aqueduct Company, Inc., an investor-owned water company with 612 customers in the town of Pittsfield, NH, was concluded on January 30, 1998. Terms of the agreement provided for a stock-for-stock exchange, whereby the former owners of Pittsfield Aqueduct became Pennichuck shareholders. At the time of the acquisition, Pittsfield Aqueduct had recently increased customers' water rates by 101.6%. This increase was to cover construction and operating expenses for a new treatment plant, the cost of which had been mortgaged at a rate of 10.5%. Soon after taking over, Pennichuck Corporation succeeded in refinancing the mortgage at a significantly lower interest rate of 6.5%. The net benefit of this refinancing was a 3.89% reduction in rates for all our Pittsfield customers.

                                [PHOTO: Dam]

                               Berry Pond Dam
                               Pittsfield, NH

      Our second major expansion occurred in southern New Hampshire. Early in the year, the town of Hudson voted to buy the local assets of Consumers Water Company, then immediately re-sell those water systems outside the town to Pennichuck for $7.5 million. In a separate agreement, your Company contracted to operate and manage the town-owned system through our subsidiary, Pennichuck Water Service Company.

      With the purchase of these assets, Pennichuck acquired 24 community water systems that, together, now comprise Pennichuck East Utility, Inc. The condition of these systems ranged from excellent to very poor. As part of our process to integrate these systems into the Pennichuck organization, we immediately implemented our standard periodic preventive maintenance programs and developed a capital improvement plan for each system. Specifically, our plan for the town of Windham, NH, includes establishing an alternative source of supply from nearby Canobie Lake, to solve issues of excessive hardness, high manganese levels and frequent water outages.

                          [PHOTO: Dam Construction]

                            Holt Dam Construction
                                 Nashua, NH

      Throughout the year, we concentrated on addressing aesthetic issues in certain community well systems, by adding potassium permanganate and green sand filtration to eliminate iron and manganese in the water. We also installed aeration units to reduce radon levels in several of our community wells, and by the end of this year, all our community well systems will have some kind of radon mitigation in place.

                                [PHOTO: Dam]

                             Holt Dam Completed
                                 Nashua, NH

CORE SYSTEM IMPROVEMENTS

At Pennichuck, we are always fine-tuning our operations to gain greater efficiency and better water quality. For example, we replaced the hypochlorite pumps in our main treatment plant, perfecting the level of disinfectant in the water while avoiding any perceptible chemical taste.

      Given the varying elevations in our region, maintaining adequate and consistent system-wide water pressure throughout all our communities presents a challenge. In some of these communities, Pennichuck has retrofitted variable frequency drives that enable our booster pumps to maintain a consistent level in our holding tanks.

Now, with our booster pumps operating within a stricter range, not only can we maintain a more consistent pressure so our customers experience less fluctuation at the tap, we have also dramatically cut our energy usage, which in turn lowers our operating costs.

      Oftentimes, innovative breakthroughs are simply the result of good old-fashioned ingenuity. In our effort to improve water pressure to approximately 200 hilltop homes in the Beauview Avenue area of our system, we evaluated a number of potential solutions. Installing a special booster zone was too expensive, given the small number of customers affected. Instead, we chose to tie into an existing high pressure system half a mile away. As a result, we succeeded in greatly improving service to this hilltop community while incurring minimal expense.

      Infrastructure replacement is a priority in our operations. This past year, we replaced Holt Pond Dam, the last of our pre-1900's vintage dams. Holt Dam is the smallest of the five dams owned by Pennichuck Water Works, and straddles the town line between Nashua and Merrimack. Originally constructed in 1890, Holt Dam has been refaced a number of times over its 100-year life. Although it was a wood crib construction, most of the below grade timbers were still in good condition. The new dam is made of reinforced concrete and provides flash board control to better regulate the pond level.

      Since acquiring Pittsfield Aqueduct and Pennichuck East, we have upgraded the water monitoring systems already in place, in order to integrate them with Pennichuck's more sophisticated Supervisory Control and Data Acquisition (SCADA) system. At the same time, we continued to expand and improve SCADA, by incorporating a number of new facilities into the system using computers that communicate via radio signals. Every four seconds, the central computer in our treatment plant pulls data from the computer monitoring each pumping station. Should something be amiss, an alarm will sound to alert an operator, who can call up and review on-screen data showing the current condition of the system.

PLANNING FOR THE FUTURE

Long-term planning and preparation has always been a strength at Pennichuck. It's an ongoing process where the benefits of the strategies we put in place today, may only be fully realized many years into the future.

      Least-cost planning involves forecasting the future demand and supply capabilities of your Company, and identifying ways to increase capacity at the lowest possible cost. In 1998, Pennichuck conducted a thorough in-house study to calculate the future demand for water over the next 20 years, based on projected population growth within our region. We assessed how current trends such as society's moving toward a more service-oriented economy, and the growing awareness for conservation, would impact consumer usage habits. On completion of our study, we concluded that Pennichuck is in an excellent position to meet the future demand for water, with no foreseeable need to develop new sources of supply.

                          [PHOTO: Man in lab coat]

             Pilot Study of Filtration Media at Treatment Plant
                                 Nashua, NH

      While Pennichuck has an abundant supply of water to satisfy normal usage, peak summer periods still place an inordinately high burden on our water systems. Indeed, overall consumption by some customers increases as much as ten times, going from 200 gallons up to 2,000 gallons per day. As part of our least-cost planning, we weigh the benefits of creating new sources of supply for secondary uses such as lawn sprinkling during the summer months, against alternative strategies such as conservation programs or implementing higher water rates during the summer, to encourage more responsible water usage.

WATERSHED MANAGEMENT

Preserving the quality of our source water is paramount to ensure a safe, reliable supply of water for the future. In 1990, Pennichuck completed a comprehensive Watershed Management Plan that identifies the source of all the water that ultimately flows into the Pennichuck Brook System. In the plan, we divided our 18,000-acre watershed into sub-watershed areas, and analyzed how the water quality in each subsection would impact the Pennichuck Brook. Our efforts in recent years have focused on rectifying problem areas identified in the primary study.

                         [PHOTO: Construction site]

                    Pennichuck Brook Urban Runoff Project
                                 Nashua, NH

      In a growing urban watershed area such as ours, residential and commercial development can have a serious adverse impact. In the early days, stormwater runoff was collected and piped directly into the nearest stream or pond. However, phosphorous and other chemicals in the atmosphere settle out on roadways, parking lots, rooftops and other impervious surfaces. When it rains, the phosphorous is washed away along with the stormwater, raising the concentration of these chemicals in our ponds. Phosphorous is a powerful plant nutrient that promotes heavy weed growth, which in turn, prevents natural settling and reduces the clarity of the water.

                       [PHOTO: Men at ribbon cutting]

                           Ribbon Cutting Ceremony
                    Pennichuck Brook Urban Runoff Project

      The Pennichuck Brook Urban Runoff Project is the first stormwater treatment system of its kind in our state. It is located on the campus of New Hampshire Community Technical College, in one of the most densely developed areas of our watershed. The project entailed constructing vast man-made wetlands to capture stormwater runoff, allowing it to slowly filter through the earth and back into the water table, rather than being discharged directly into the Pennichuck Brook.

      Pennichuck management is also working with officials of the five towns within our watershed, to evaluate planning requirements and building codes, and establish new regulations that would help protect our water supply. One ordinance has already been approved by the city of Nashua, under which any new development or redevelopment projects must now satisfy the requirements for minimum setbacks and on-site stormwater treatment stipulated in the Water Supply Protection Ordinance. Our challenge in 1999 will be to continue to work toward getting the other towns to adopt similar requirements, and to raise public awareness for the importance of these protective measures.

      Yet another ongoing study with significant long-term impact is the evaluation of alternative filter media for use in Pennichuck's core system treatment plant. The one-millimeter sand we now use was installed 20 years ago, and although it meets current requirements, new regulations will bring more stringent water quality standards in the future. The results of the study will determine which filtration medium is the most effective.

ECONOMIES OF SCALE

Doing more with less -- be it less energy, less maintenance, or less manpower -- that's the key to Pennichuck's profitable growth. Our operations and maintenance agreement in the town of Hudson illustrates this point. This is a sizeable operation with over 4,700 customers. Yet, Pennichuck is able to manage operations from our headquarters in Nashua, drawing on the proven expertise of our seasoned management team and administrative support professionals. Utilizing the talents and technical resources of our existing organization creates huge economies of scale. As a result, the town of Hudson enjoys the highest level of operating service at the lowest possible price. It's a win-win situation for the town and for Pennichuck. To date, Hudson is very pleased with the service provided, and we've succeeded in achieving the financial goals we set for this contract.

      Similarly, we continue to consolidate all of our customer service operations, now serving over 22 communities from our Nashua headquarters. Our acquisitions created the daunting task of converting all customer data from the previous

                         [PHOTO: Women at computer]

                           Utility Billing Program
                         Customer Service Operations
companies' administrative systems into the Pennichuck system to facilitate billing and account information. Conversion of these records coincided with our implementing a new utility billing package. This new software provides greater administrative efficiencies for us, and provides better account information for our customers.

      One of the issues we read about every day concerns potential problems caused at the turn of the next millennium, better known as the Y2K bug. Over the last three years, we've been working diligently to ensure all the software controlling Pennichuck's key financial and operational functions are Y2K-compliant. An interesting fact is that because Pennichuck has been operating since 1852, before the turn of this century, much of our data already incorporated 8-digit date coding, so our task was not as difficult as it might have been if we were a younger company. Nonetheless, the Y2K issue is one we are taking very seriously, and we are happy and confident with our progress to date.

                         [PHOTO: Construction site]

                             Main Street Upgrade
                                 Nashua, NH

      Pennichuck continues an active public relations effort, regularly publishing newsletters to keep customers in our core and community systems informed about system upgrades and changes in service. These newsletters are supported by supplemental mailings to new and existing customers that explain the details and the importance of special programs such as our summer conservation program. On September 1, 1998, we also produced our first "Water Quality Report" that gives an overview of our source of supply and water quality statistics. Although this communication will be published annually per federal regulations, we are very pleased to have completed our first issue one full year ahead of the government's October 1999 deadline.

      Of course, our public relations efforts go beyond printed material. Once again, we enjoyed a very successful "Water Week" when we conducted tours of our treatment plant for local schoolchildren, and explained the process of delivering quality water to customers' homes. We also launched our website, providing all our latest news and financial information at "www.pennichuck.com."

REAL ESTATE ACTIVITIES

Throughout our 150 year history, Pennichuck Corporation and its predecessors made strategic land purchases. Today, we are one of the largest land owners in southern New Hampshire. Not only is real estate investment a prudent business practice, providing a means to diversify corporate holdings, it also enables us to better control and manage the ongoing development in critical areas adjacent to our watershed.

                        [PHOTO: Housing development]

                           Bowers Pond Development
                                 Nashua, NH

                               [PHOTO: House]

                                 Heron Cove
                                Merrimack, NH

      Southwood Corporation is Pennichuck Corporation's real estate subsidiary. It has always been our corporate mandate that real estate projects undertaken by Southwood must be environmentally compatible with our natural watershed resources.

      Currently, Southwood is involved with two residential projects undertaken as a joint venture with a major regional developer. The Village at Bowers Pond project is nearing completion, with all 46 units either sold or under P & S agreement. We sold 19 lots in this development during 1998,

                          [PHOTO: Office building]

                               Delta Education
                          Westwood Park, Nashua, NH

and we expect the remaining three lots to close in the first six months of 1999.

      Heron Cove at Merrimack is a community of 87 single-family detached condominiums designed to preserve the natural beauty and integrity of the existing land. These units are geared toward the mature segment of the population, offering convenient, single-story living in a quiet and picturesque setting. In 1998, we gained approval and began construction of the development's infrastructure. Construction of the condominiums themselves started in late '98. We anticipate a three-or four-year build-out on this project, with the first closings occurring in the first quarter of '99.

      On the commercial side, Southwood completed construction of the infrastructure, including roads, utilities and lighting, for the first phase of Westwood Park. This is a 90-acre industrial park we're developing as a joint venture with Winstanley Enterprises, Inc. The first sale has already occurred; a 23-acre parcel bought by Delta Education. Winstanley Enterprises is also our partner in Southwood Corporate Park. While no sales were made in this development during 1998, our joint venture partner will continue to aggressively market both Southwood Corporate Park and Westwood Park throughout 1999.

      In addition, Southwood gained approval to construct a 39,000-square-foot office building to be known as Heron Cove Office Park. We expect this building will be ready for occupancy around May 1, 1999, with the anchor tenant being H.J. Stabile & Son, Inc., our joint venture partner in this project.

      We believe that bringing dormant land into mainstream use is beneficial to the economic growth of the region. With Southwood, Pennichuck leads by example, creating developments that satisfy both business and environmental objectives.

PENNICHUCK PEOPLE

In 1998, Stephen J. Densberger, executive vice president of Pennichuck Corporation, received the prestigious George Warren Fuller Award from the New England Water Works Association.

Established in 1937, this award is presented annually for distinguished service in the water supply field, and in commemoration of the sound engineering skill, brilliant diplomatic talent and constructive leadership which characterized the life of George Warren Fuller, one of America's most eminent engineers. Annually, each regional section of the American Water Works Association may designate one of its members to receive a Fuller award to recognize publicly that individual's contributions toward the advancement of water works practice in the local region. In presenting him with the Fuller Award, the New England Water Works Association recognized Stephen for his many years of leadership and dedicated service to the industry.

                             [PHOTO: Executive]

                            Stephen J. Densberger
                          Executive Vice President

      During the year, our ranks increased from 57 employees to 66. Most of these new hires came from the companies that previously operated Pittsfield Aqueduct and Pennichuck East utilities. They brought with them invaluable experience that contributed to our success in operating these systems. Indeed, the effort put forth by all the employees of Pennichuck before, during and after the acquisitions is truly commendable. Everyone embraced the challenge, doing whatever was necessary to ensure our success, in what proved to be an incredibly rewarding year for Pennichuck.

      Board
           of
       Directors and Officers

                           [PHOTO: Board members]

                             Board of Directors

Seated left to right: Charles J. Staab, Stephen J. Densberger, Maurice L. Arel, John R. Kreick, Joseph A. Bellavance Standing left to right: Hannah M. McCarthy, Robert P. Keller, Charles E. Clough, Martha E. O'Neill

BOARD OF DIRECTORS

Maurice L. Arel, President, Chief Executive Officer, Pennichuck Corporation

Joseph A. Bellavance, President, Bellavance Beverage Company, Inc.

Charles E. Clough, President, Freedom Partners, LLC

Stephen J. Densberger, Executive Vice President, Pennichuck Corporation

Robert P. Keller, President and Chief Executive Officer,
 Eldorado Bancshares, Inc.

John R. Kreick, Phd., CEO, Lockheed Sanders, retired

Hannah M. McCarthy, President, Daniel Webster College

Martha E. O'Neill, Esq., Clancy and O'Neill, P.A.

Charles J. Staab, Vice President, Chief Financial Officer and Treasurer,
 Pennichuck Corporation

SENIOR BOARD OF DIRECTORS

John C. Collins

OFFICERS

Maurice L. Arel, President, Chief Executive Officer

Stephen J. Densberger, Executive Vice President

Charles J. Staab, Vice President, Chief Financial Officer and Treasurer

Bonalyn J. Hartley, Vice President-Controller

Donald L. Ware, Vice President, Chief Engineer

James L. Sullivan Jr., Secretary

      Management's Discussion
                and
              Analysis

Pennichuck Corporation (the "Company") has five wholly-owned subsidiaries. Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East") and Pittsfield Aqueduct Company, Inc. ("Pittsfield") are involved in water supply and distribution in cities and towns throughout southern and central New Hampshire. These water subsidiaries are regulated by the New Hampshire Public Utilities Commission (the "NHPUC") and, as such, they must obtain approval to increase their water rates to recover increases in operating expenses and to obtain the opportunity to earn a return on rate base investments. Pennichuck Water Service Corporation (the "Service Corporation") is involved in non-regulated, water-related services and operations and The Southwood Corporation ("Southwood") owns, manages and develops real estate.

      In Management's Discussion and Analysis we explain the general financial condition and the results of operations for the Company and its operating subsidiaries, including:

      *    What factors affect our business,

      *    What our earnings and costs were in 1998, 1997 and 1996,

      *    Why those earnings and costs were different from the year before,

      *    Where our earnings come from,

      *    How all of this affects our overall financial condition,

      *    What our expenditures for capital projects were in 1998, and

      *    Where cash will come from to pay for future capital expenditures.

      As you read Management's Discussion and Analysis, please refer to our Consolidated Financial Statements contained in this Report and the Selected Financial Data appearing on page three.

RESULTS OF OPERATIONS

In this section, we discuss our 1998, 1997 and 1996 results of operations and the factors affecting them. We begin with a general overview of our earnings per share (EPS) generated by our businesses and a discussion of an accounting change we recently made that affects our historical financial statements.

TOTAL EARNINGS PER SHARE OF COMMON STOCK

Twelve Months Ended December 31


                                     1998     1997     1996

Water Utility Operations            $1.44    $ .83    $ .91

Real Estate and Other Operations      .17      .18      .18
                                    -----    -----    -----

Consolidated EPS                    $1.61    $1.01    $1.09
                                    =====    =====    =====


RESTATEMENT FOR MERGER WITH PITTSFIELD

On January 30, 1998, we merged with Pittsfield by exchanging 49,428 of our shares for substantially all of the outstanding common stock of Pittsfield. We used the pooling-of-interests method to account for this merger. This methodology requires us to add Pittsfield's historical financial statements with the Company's historical financial statements for all periods which are shown prior to January 30, 1998.

      You will notice that our consolidated net income and earnings per share actually decreased from $1.09 in 1996 to $1.01 in 1997. This is not indicative of the expected trend in future earnings of our Company. The decrease is caused, primarily, by a one-time charge of approximately $.07 per share against our 1997 earnings per share. That charge related to certain merger and other one-time costs of Pittsfield which were written off in the fourth quarter of 1997. The inclusion of Pittsfield's financial data did not have a material impact on any other aspects of the consolidated financial statements of your Company.

RESULTS OF OPERATIONS -
1998 COMPARED TO 1997

In this section, we discuss the factors that affected our earnings for 1998 and 1997. Our consolidated revenues are generally seasonal, due to the overall significance of the water sales of our water utility business as a percent of consolidated revenues. Water revenues are typically at their lowest point during the first and fourth quarters of the calendar year. Water revenues tend to be greater in the second and third quarters because of increased water consumption by our residential customers during the late spring and summer months. In addition, our consolidated revenues are significantly affected by sales of major real estate parcels which may occur from time to time (see discussion below).

      For the twelve-month period that ended on December 31, 1998, our consolidated net income exceeded $2.1 million, or $1.61 per common share, compared to $1.2 million, or $1.01 per common share, for 1997. The consolidated revenues from all of our business activities in 1998 were nearly $17.4 million, representing a $5.34 million, or 44.3%, increase over last year. As we discuss below, that increase in consolidated operating revenues is principally attributable to:

      * Our water utility operations which now include the operating activities of Pennichuck and our two new subsidiaries, Pennichuck East and Pittsfield; and

      *    A major land sale which occurred in the third quarter of 1998.

WATER UTILITY OPERATIONS

The operating revenues from our water utility operations totaled nearly $15 million in 1998. This represents a $3.56 million increase in water revenues compared to 1997. There are several reasons for this increase:

      * First, our largest water utility, Pennichuck, was granted a permanent rate increase of approximately 16.8% by the NHPUC effective on April 1, 1998. Beginning on that date, we were authorized to increase our rates on water billings to our customers. For 1998, our water utility revenues include approximately $1.2 million relating to that rate increase.

      * Second, Pittsfield's revenues more than doubled, from $215,000 in 1997, to $443,000 in 1998. The 106% increase in Pittsfield's revenues resulted from a 101% rate increase which was approved by the NHPUC in December 1997. We were granted that increase in rates principally to allow us to recover the costs associated with a $900,000 water treatment facility completed in October 1997.

      * The third major factor affecting our increased water revenues was the addition of our newly created water subsidiary, Pennichuck East. Pennichuck East was formed in April 1998 and serves approximately 3,600 customers in southern New Hampshire. Pennichuck East contributed approximately $1.93 million in water revenues during its first nine months of operation in 1998.

      Our actual expenses for operating our water utility business include Such broad categories as:

      *    Water treatment and purification,

      *    Pumping and other distribution system functions,

      *    General and administrative functions,

      *    Depreciation on existing operating assets, and

      *    Taxes other than income taxes.

      On a combined basis, those utility operating expenses increased by $1.75 million to $9.9 million for calendar year 1998. The principal reasons for this increase were:

      * $1.27 million relating to the additional operations of Pennichuck East which commenced on April 8, 1998,

      * $267,000 of additional depreciation expense recorded by Pennichuck as a result of a higher composite depreciation rate which we began using on April 1, 1998 (from 2.15% to 2.44%), and nearly $4.2 million of new plant assets, and

      * $116,000 of additional water treatment costs, principally due to increased pumpage over 1997.

CONTRACT OPERATIONS

In April 1998, the Service Corporation signed a five year contract with the neighboring Town of Hudson, New Hampshire ("Hudson"). We provide certain operations and maintenance functions for Hudson in exchange for a fixed monthly fee as agreed upon by us and Hudson. In 1998, revenues from this contract and other non-regulated operating activities totaled $436,000. For the same period in 1997, revenues from our Service Corporation were approximately $66,000, consisting of $46,000 from contract operations and $20,000 from sundry leases and rents.

REAL ESTATE OPERATIONS

For the twelve months ended December 31, 1998 and 1997, we recognized revenues from our real estate business activities of $1.91 million and $514,000, respectively. In the third quarter of 1998, we recognized $1.3 million from the sale of a certain land parcel by Westwood Park LLC, of which Southwood is a 60% owner. In addition, Southwood has recognized $488,000 in revenues earned through its Bowers Pond LLC joint venture, and $89,000 of option fee income earned under a development option agreement with a regional developer.

      The expenses associated with our real estate activities increased from $198,000 in 1997 to $1.42 million in 1998. Of that increase, approximately $1.1 million relates to the allocable land and infrastructure costs for the major land parcel we sold in the third quarter of 1998. In addition, Southwood adjusted its basis in a certain piece of residential property, reflecting the demolition of an existing dwelling which was no longer deemed useful. That write-down, together with the cost of razing the dwelling, amounted to nearly $90,000 in the third quarter of 1998. The remaining expenses are primarily for property taxes on Southwood's real estate holdings, which were $76,000 in 1998 compared to $80,000 in 1997.

RESULTS OF OPERATIONS -
1997 COMPARED TO 1996

For the year ended December 31, 1997, our restated consolidated net income was $1.2 million, or $1.01 per share, compared to $1.3 million, or $1.09 per share, in 1996. That decline was a result of certain one-time merger costs recorded by Pittsfield and the write-off of certain Pittsfield deferred charges during the fourth quarter of 1997. We also had two major real estate sales in 1996, which provided us with $1.0 million of real estate revenues, and we did not have any such major land sales in 1997.

WATER UTILITY OPERATIONS

Our water utility businesses provided us with operating revenues of $11.4 million for 1997 which is a 4.6% increase over 1996. This increase resulted primarily from:

      *    A 5.1% temporary rate increase granted to Pennichuck,

      *    A 3.6% increase in water consumption, and

      *    A 1.1% increase in new customers.

      The increase in consumption reflects the drier and warmer than normal third quarter we experienced in 1997 compared to 1996, and a 3.6% increase in industrial and commercial consumption within Pennichuck's core system.

      In May 1997, we filed a petition with the NHPUC requesting authority to increase Pennichuck's water rates by approximately 18%. This increase was necessary because Pennichuck's actual overall rate of return had declined below its then authorized rate of return of 8.81%. Our rate of return declined primarily because of:

      * $4.5 million in additional investment in operating assets made since our last rate increase in 1994, and

      * Increased operating costs totaling nearly $300,000 for property taxes and water treatment expenses incurred in 1996 and 1997.

      In August 1997, the NHPUC granted Pennichuck's request for a temporary rate increase, resulting in approximately $175,000 of additional revenues which we realized in 1997. In February 1998, the NHPUC approved a permanent rate increase of 16.8%, which we expect will provide approximately $1.7 million of additional revenues on an annualized basis.

      In December 1997, the NHPUC granted a 101% increase in Pittsfield's water rates, to recover the operating and capital costs associated with the construction of its new water treatment facility which became operational in October 1997.

      The operating expenses for our water utility businesses increased 5.2% from $7.7 million in 1996 to $8.1 million in 1997. The increased operating expenses were principally due to:

      * A $211,000 increase in additional treatment and production costs incurred at Pennichuck's main water treatment facility in Nashua, New Hampshire,

      * A tripling in unit rates charged by the city of Nashua for treatment plant by-products, and sludge generated by our treatment facility and ultimately introduced into the city's sewer treatment system ($154,000 in 1997 compared to $89,000 in 1996),

      * Electrical and other power costs associated with Pennichuck's treatment plant and outlying pumping stations increased by nearly $39,000 over 1996, reflecting a 5.25% increase in per kilowatt charges incurred during 1997, and

      * Depreciation and property taxes related to $5.3 million of new investment increased by $75,000 and $32,000 for calendar years 1997 and 1996, respectively.

      In addition, during the fourth quarter of 1997, the

NHPUC disallowed approximately $88,000 of deferred expenses and miscellaneous studies which Pittsfield had incurred. Since those costs will not be recoverable through future rates, they were written off in December 1997.

CONTRACT OPERATIONS

The Service Corporation was a 50% partner in a joint venture with a regional water engineering firm from July 1, 1995 to June 30, 1998. The purpose of the joint venture was to provide water-related operations and maintenance contract services to municipalities, especially those that may face financial difficulty complying with the required provisions of the federal Safe Drinking Water Act ("SDWA"). Contract operations and public-private partnerships provide viable alternatives for such municipalities. During 1997, the joint venture provided operations and maintenance contract services to the Town of Cohasset, Massachusetts, which included the operation of its water treatment plant and distribution system. This joint venture was not successful in renewing this three year contract, which expired on June 30, 1998. For the twelve months ended December 31, 1997, the Service Corporation had revenues of approximately $66,000, resulting in pretax income of $19,000.

REAL ESTATE OPERATIONS

Southwood generated revenues of $514,000 for the year ended December 31, 1997, which was a significant decrease of $807,000 from 1996. Operating results in 1996 included sales of Southwood's last two parcels in Southwood Business Park, totaling $1.0 million. Southwood did not have any major land sales in 1997.

      Southwood is a 50% partner in Bowers Pond LLP, a joint venture for the construction and sale of 46 homes. In 1997, we recorded approximately $408,000 of revenues for this project, compared to $208,000 in 1996. At the end of 1997, there were 22 lots still unsold in that development, of which we sold 19 in 1998.

      Other revenues from our real-estate-related activities during 1997, included approximately $92,000 of option income earned under a September 1995 development agreement with a regional developer, with respect to 47 acres in the Southwood Corporate Park.

      The operating expenses of Southwood totaled $198,000 for 1997, a $784,000 decrease from 1996. In 1996, we recorded $730,000 of infrastructure costs attributable to the 1996 Southwood Business Park land sales discussed previously. The major components of Southwood's operating expenses are property taxes and property management costs. In 1997, those expenses were approximately $80,000 and $23,000, respectively. Property taxes for 1997 increased $24,000 over 1996, principally due to the receipt of certain tax abatements from the city of Nashua during 1996. There were no significant adjustments to Southwood's property assessments during 1997.

LIQUIDITY AND FINANCIAL CONDITION

In the following paragraphs, we discuss the financial condition of the Company and its wholly-owned subsidiaries. This discussion focuses primarily on the change in our consolidated balance sheet accounts from December 31, 1997 to December 31, 1998, and on the adequacy of capital needed for our business activities.

      The primary source of cash, which we need for normal operating activities, capital projects and dividend payments to our shareowners, is the operating cash flow which we generate from day-to-day activities. Historically, during those periods where operating cash flow was not sufficient, we have borrowed funds under a revolving loan facility (the "Loan Agreement") with our bank, Fleet Bank-NH ("Fleet"). The Loan Agreement allows us to borrow up to $4.5 million at interest rates tied to Fleet's cost of funds or LIBOR, whichever is lower. At December 31, 1998, there were no borrowings outstanding under this Loan Agreement.

      For 1999 and 2000, our cash flow needs are expected to be met by short-term investments of nearly $3.6 million available at the end of 1998, and from internally-generated funds projected during these years. The short-term investments which we had on hand at the end of 1998 are the remaining proceeds from an underwritten public offering which we completed on November 30, 1998. In that offering, we issued 483,000 new common shares which was nearly a 40% increase in the number of shares issued and outstanding of the Company at that time. The net proceeds to us were approximately $8.8 million, of which we used $4.5 million to repay outstanding interim bank debt.

      During the first quarter of 1998, we refinanced a $1.1 million mortgage note issued by Pittsfield to a local bank using our Loan Agreement. On April 24, 1998, we refinanced $1.5 million of outstanding indebtedness under the Loan Agreement into a seven year note. This note is payable interest only for seven years and is secured by, among other things, the guarantees of Southwood and the Service Corporation.

      As we discuss in Note H- "Acquisition" in the Notes to the Consolidated Financial Statements, we purchased Pennichuck East's assets with the proceeds of two bank loans totaling $7.5 million. Those loans of $4.5 million and $3.0 million are for terms of 7 years and 2 years, respectively, and the latter loan was repaid in November 1998 from the proceeds of our common stock offering. In connection with the $1.5 million and $4.5 million, seven year notes, we have entered into certain interest rate swap agreements which fix the interest rates at 6.50% for the term of these notes.

      Excluding the acquisition of the Pennichuck East assets, our capital expenditures totaled $4.4 million in 1998. Practically all of our capital expenditures in 1998 were for projects relating to our water utility business. Those projects included:

      *    The replacement of 8,800 linear feet of pre-1900 distribution mains,

      * The addition of more efficient motor starters on Pennichuck's major electric pumps at its treatment plant,

      *    The reconstruction of one of Pennichuck's dams, and

      * The relocation of distribution mains to accommodate ongoing state highway construction projects.

      The remaining items in the Company's 1998 capital program reflect expenditures for ongoing, routine investment in new meters, services, distribution mains and hydrants. For 1999, we expect that our total expenditures for capital projects will be approximately at the same level as in 1998.

      The Consolidated Balance Sheet at December 31, 1998 also reflects a line item captioned "Minority Interest" totaling $314,000. This represents a 40% interest held by a third party in Westwood Park LLC ("Westwood"), a real estate development venture. Southwood owns the remaining 60% majority interest in Westwood, whose financial statements are included in the accompanying consolidated financial statements at December 31, 1998. In May 1998, Westwood sold a tract of land to a third party for approximately $1.3 million. The terms of that sale required Westwood to use the sales proceeds to construct the necessary access road and infrastructure for the purchaser. The gain from this sale was recognized in the third quarter of 1998 when the infrastructure work was completed.

      We offer a Dividend Reinvestment and Common Stock Purchase program which is available to our shareholders and our residential New Hampshire customers. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at a 5% discount from prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices. Since its inception in 1993, this program has provided us with over $900,000 of additional common equity.

ENVIRONMENTAL MATTERS

Our water utility subsidiaries are subject to the water quality regulations set forth by the United States Environmental Protection Agency ("EPA") and the New Hampshire Department of Environmental Services. The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the EPA, and we do not anticipate that any significant capital expenditures for regulatory compliance will be required in the next three years, given the present water quality standards set by the SDWA. However, the re-authorization of the SDWA by Congress in 1996 will lead to increased monitoring standards which may require additional operating costs for us. It is expected that any additional monitoring and testing costs arising from EPA mandates should eventually be recouped through water rates.

YEAR 2000 ISSUE

We have performed an exhaustive review of our hardware and software systems in order to determine their level of readiness to meet the next millennium. Because we own some operating assets which pre-date 1900, we have been aware of the potential Year 2000 problem well before the recent publicity, and in fact, 8-digit dates have been a requirement for all in-house software developed since 1987. The Year 2000 issue has also been addressed and included in all computer migration and upgrades since 1990.

      As part of our Year 2000 project planning, we identified mission-critical applications and implemented a 5-year plan in early 1994 to replace or upgrade both hardware and software. Our central computer platform, consisting primarily of its minicomputer servers, is not completely Year 2000 ready. However, those servers that are not Year 2000 ready are expected to be retired and replaced with Year 2000 ready servers during 1999.

      Additionally, all of our software applications have been evaluated to identify any Year 2000 problems, their importance to our operations, and efficiencies to be gained with newer and updated software. A software development schedule has been created based on this risk assessment, with the most critical applications being implemented first. At this time, our NT network, financial accounting, billing, customer service information and meter management, human resources and SCADA management systems are all Year 2000 ready. Our remaining software systems for work orders, inventory control, and various maintenance programs are 90% compliant, and are expected to be fully ready by the end of 1999.

      We have identified and contracted all external vendors who provide and/or require date dependent information, and those customers who are material to our operations, to ensure that they will be in compliance with the Year 2000 issue. For any vendors or customers who are determined to be critical to our operations, we are developing a disaster recovery plan outlining alternative action plans in the event of vendor non-compliance. We anticipate having all critical resource alternative plans in place by May 1999.

NEW ACCOUNTING STANDARDS

We adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" for the year ended December 31, 1997. This accounting statement replaces primary earnings per share with basic earnings per share. Basic earnings per share is calculated by dividing earnings available to common shareholders by the weighted average shares outstanding. SFAS No. 128 also requires us to present diluted earnings per share, which is calculated similarly to fully-diluted earnings per share.

      During the second quarter of 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Our Company was not materially affected by the new reporting standards set forth in these Statements.

      In June 1998, the Financial Accounting Standards Board also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities." The adoption of SFAS No. 133 will not have a material impact on the Company.

EFFECTS OF INFLATION

The effects of inflation on the utility operations of the consolidated group are not material since the NHPUC allows most prudent and reasonable cost increases to be recouped through increased water rates. It should be noted, however, that a regulatory lag exists from the time that the utility incurs higher costs to the time that it is allowed to bill revenues sufficient to cover these cost increases. In times of high inflation, this lag could have a detrimental effect on the profitability of our water utility companies and the Company. Conversely, during periods of lower inflation and lower interest rates, the rates of return granted by the NHPUC have tended to be reduced reflecting that lower inflation and interest rate environment. There can be no assurance that the NHPUC will approve rate increases to recover any future increased operational costs.

      Auditor's
            Report

REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PENNICHUCK CORPORATION:

We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries (a New Hampshire corporation) as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

        Boston, Massachusetts
        January 26, 1999

      Consolidated
        Balance Sheets

---------------------------------------------------------------------------


ASSETS                                                 December 31
                                                   1998           1997

Property, Plant and Equipment
  Land                                          $   998,916    $   424,421
  Buildings                                      22,248,416     19,539,208
  Equipment                                      53,104,353     45,414,514
  Construction work in progress                     295,846        139,511
                                                -----------    -----------
                                                 76,647,531     65,517,654
  Less accumulated depreciation                 (18,258,227)   (16,561,266)
                                                -----------    -----------
                                                 58,389,304     48,956,388

Current Assets
  Cash                                            3,601,648        447,921
  Restricted cash                                       639        905,768
  Accounts receivable, net of reserves of
   $37,000 in 1998 and 1997                       1,024,329        671,086
  Unbilled revenue                                1,307,000      1,083,800
  Refundable income taxes                            51,519         12,971
  Materials and supplies, at cost                   319,744        207,832
  Prepaid expenses and other current assets         470,352        484,429
                                                -----------    -----------
                                                  6,775,231      3,813,807

Other Assets
  Deferred land costs                             3,029,243      2,408,321
  Deferred charges and other assets               2,169,775      1,751,722
  Investment in real estate partnerships            474,628        310,211
                                                -----------    -----------
                                                  5,673,646      4,470,254
                                                -----------    -----------
                                                $70,838,181    $57,240,449
                                                ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------

      Consolidated
         Balance Sheets - CONTINUED

---------------------------------------------------------------------------


STOCKHOLDERS' EQUITY AND LIABILITIES                   December 31
                                                   1998           1997

Stockholders' Equity
  Common stock-$1 par value - authorized
   2,400,000 shares; issued 1,714,236
   in 1998 and 1,213,001 shares in 1997         $ 1,714,236    $ 1,213,001
  Additional paid in capital                     13,820,759      5,229,727
  Retained earnings                               9,335,414      8,199,557
                                                -----------    -----------
                                                 24,870,409     14,642,285
Less cost of 4,412 shares of common stock in
 treasury in 1998 and 3,962 shares in 1997          (59,240)       (52,940)
                                                -----------    -----------
                                                 24,811,169     14,589,345
Minority Interest                                   314,078             --
Preferred stock, no par value, 100,000 shares
 authorized, no shares issued in 1998 and 1997           --             --
Long-Term Debt, Less Current Portion             28,001,997     26,577,618

Current Liabilities
  Current portion of long-term debt                 183,000        100,000
  Accounts payable                                  568,391        408,022
  Accrued interest payable                          350,065        350,597
  Accrued post-retirement benefits                  414,231        330,485
  Other current liabilities                         765,809        596,893
                                                -----------    -----------
                                                  2,281,496      1,785,997

Commitments and Contingencies

Deferred Credits and Other Reserves
  Deferred income taxes                           3,415,154      2,763,579
  Deferred investment tax credits                 1,131,318      1,164,354
  Regulatory liability                            1,213,605      1,217,040
  Customer advances and other liabilities           160,467        162,951
                                                -----------    -----------
                                                  5,920,544      5,307,924

Contributions in Aid of Construction              9,508,897      8,979,565
                                                -----------    -----------
                                                $70,838,181    $57,240,449
                                                ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------

      Consolidated
        Statements of Income

---------------------------------------------------------------------------


                                                     Year Ended December 31
                                                1998           1997           1996

Revenues
  Water utility operations                  $14,972,347    $11,415,065    $10,907,679
  Real estate and other operations            2,422,447        640,452      1,509,537
                                            -----------    -----------    -----------
                                             17,394,794     12,055,517     12,417,216

Operating Expenses
  Water utility operations                    9,898,732      8,148,894      7,726,897
  Real estate and other operations            1,776,938        189,817        982,293
                                            -----------    -----------    -----------
                                             11,675,670      8,338,711      8,709,190

Operating Income                              5,719,124      3,716,806      3,708,026

Other Income                                     33,586         42,277          9,183
Interest Expense                             (2,263,636)    (1,812,091)    (1,645,254)
                                            -----------    -----------    -----------
Income Before Provision for Income Taxes      3,489,074      1,946,992      2,071,955

Provision for Income Taxes                    1,342,405        739,969        782,937
                                            -----------    -----------    -----------

Net Income Before Minority Interest           2,146,669      1,207,023      1,289,018

Minority Interest in Earnings of
  Westwood Park LLC                             (40,616)            --             --
                                            -----------    -----------    -----------

Net Income                                  $ 2,106,053    $ 1,207,023    $ 1,289,018
                                            ===========    ===========    ===========

Earnings Per Common Share:
  Basic                                     $      1.61    $      1.01    $      1.09
                                            ===========    ===========    ===========
  Diluted                                   $      1.59    $      1.00    $      1.09
                                            ===========    ===========    ===========

Weighted Average Shares Outstanding:
  Basic                                       1,306,286      1,200,287      1,178,883
                                            ===========    ===========    ===========
  Diluted                                     1,327,383      1,207,173      1,183,455
                                            ===========    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------

      Consolidated
        Statements of Stockholders' Equity

---------------------------------------------------------------------------


                                           Common       Common       Additional
                                           Stock-       Stock-       Paid - in      Retained     Treasury
                                           Shares       Amount        Capital       Earnings      Stock
                                         ---------    ----------    -----------    ----------    --------

Balances at December 31, 1995            1,157,004    $1,157,004    $ 4,675,980    $7,276,308    $(51,079)
Net income                                                                          1,289,018
Dividend reinvestment plan                  39,327        39,327        426,337
Common dividends
 declared - $.65 per share                                                           (765,367)
Common equity issuance costs                                             (1,770)
Exercise of stock options                      510           510          3,930
Repurchase of 153 common shares                                                                    (1,861)
                                         ---------    ----------    -----------    ----------    --------

Balances at December 31, 1996            1,196,841     1,196,841      5,104,477     7,799,959     (52,940)
Net income                                                                          1,207,023
Dividend reinvestment plan                  14,585        14,585        147,625
Common dividends declared --
 $.68 per share                                                                      (807,425)
Common equity issuance costs                                            (34,300)
Exercise of stock options                    1,575         1,575         11,925
                                         ---------    ----------    -----------    ----------    --------

Balances at December 31, 1997            1,213,001     1,213,001      5,229,727     8,199,557     (52,940)
Net income                                                                          2,106,053
Common stock offering, net                 483,000       483,000      8,319,337
Dividend reinvestment plan                  12,322        12,322        194,027
Common dividends declared --
 $.79 per share                                                                      (970,196)
Exercise of stock options                    6,378         6,378         52,785                    (6,300)
Retirement of repurchased shares              (465)         (465)        (5,248)
Directors' deferred compensation plan                                    30,131
Balances at December 31, 1998            1,714,236    $1,714,236    $13,820,759    $9,335,414    $(59,240)
                                         =========    ==========    ===========    ==========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------

      Consolidated
        Statements of Cash Flows

---------------------------------------------------------------------------


                                                               Year Ended December 31
                                                          1998            1997          1996

Operating Activities
  Net income                                          $ 2,106,053    $ 1,207,023    $ 1,289,018
  Adjustments to reconcile net income to net
   cash provided by operating activities:
  Depreciation and amortization                         1,935,581      1,486,655      1,246,410
  Amortization of deferred investment tax credits         (33,036)       (33,036)       (33,036)
  Provision for deferred income taxes                     651,575        483,505        493,293
  Changes in assets and liabilities:
  Accounts receivable and unbilled revenue               (576,443)       470,458       (384,858)
  Refundable income taxes                                 (38,548)        36,499        (48,757)
  Materials and supplies                                 (111,912)        36,559         (4,606)
  Prepaid expenses                                         14,077        (83,330)         7,067
  Deferred charges and other assets                    (1,594,872)      (824,553)      (253,658)
  Accounts payable and accrued expenses                   389,865        282,663       (247,680)
  Other                                                    18,713        (91,352)       311,438
                                                      -----------    -----------    -----------
Net cash provided by operating activities               2,761,053      2,971,091      2,374,631
Investing Activities:
  Purchases of property, plant & equipment            (11,278,815)    (5,974,194)    (3,224,742)
  Contributions in aid of construction                    676,190        101,665        467,577
  (Increase) decrease in restricted cash                  905,129       (905,768)            --
  (Increase) decrease in investment in
   real estate partnerships                               154,942       (156,851)       (36,877)
                                                      -----------    -----------    -----------
Net cash used in investing activities                  (9,542,554)    (6,935,148)    (2,794,042)
Financing Activities:
  Proceeds from long-term borrowings                    9,446,395      5,197,618      8,000,000
  Proceeds from common stock offering, net              8,802,337             --             --
  Payments on long-term debt                           (4,259,016)      (950,603)    (6,124,635)
  Net (decrease) increase in notes payable to bank     (3,680,000)       485,000     (1,100,000)
  Increase in minority interest                           314,078             --             --
  Dividends paid                                         (970,197)      (807,425)      (765,367)
  Proceeds from dividend reinvestment
   plan and other, net                                    281,631        141,410        466,474
                                                      -----------    -----------    -----------
Net cash provided from financing activities             9,935,228      4,066,000        476,472
Increase in cash                                        3,153,727        101,943         57,061
Cash at beginning of year                                 447,921        345,978        288,917
                                                      -----------    -----------    -----------
Cash at end of year                                   $ 3,601,648    $   447,921    $   345,978
                                                      ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES

---------------------------------------------------------------------------

Notes
    to
  Consolidated Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

      Basis of Presentation: The financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the
"Company") and its subsidiaries, Pennichuck Water Works, Inc.
("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), The Southwood Corporation ("Southwood") and Pennichuck Water Service Corporation (the "Service Corporation").

      Nature of Operations: Pennichuck, Pennichuck East and Pittsfield (collectively referred to as the "Company's utility subsidiaries") are engaged principally in the gathering and distribution of potable water to approximately 26,400 customers in southern and central New Hampshire. The Service Corporation is involved in non-regulated, water-related services and operations. Southwood owns, manages and develops real estate.

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

      Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of the Company's utility subsidiaries, is recorded at cost plus an allowance for funds used during construction on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction. The useful lives range from six to ninety years and the average composite depreciation rate was 2.47%, and 2.29% in 1998 and 1997, respectively.

      Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

      Allowance for Funds Used During Construction ("AFUDC"): AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 1998, 1997 and 1996.

      Revenues: Standard charges for water utility services to customers are recorded as revenue, based upon meter readings. Estimates of unbilled service revenues are recorded in the period the services are provided. Provision is made in the financial statements for estimated uncollectible accounts.

      Deferred Charges and Other Assets: Deferred charges include certain regulatory assets and costs of obtaining debt financing. Regulatory assets are amortized over periods being recovered through authorized rates. Debt expenses are amortized over the term of the related bonds and notes.

      Regulatory Assets: The Company's utility subsidiaries are subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulations". Such utility subsidiaries have recorded certain

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

regulatory assets in cases where the New Hampshire Public Utilities Commission (the "NHPUC") has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $596,107 and $541,714 at December 31, 1998 and 1997, respectively.

      Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

      Investment in Partnerships: Southwood is a 50 percent general partner in two residential development projects and has sold certain parcels of land to those partnerships in exchange for promissory notes. Revenues relating to the sales of those parcels are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method. Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in these partnerships is recorded using the equity method of accounting. As of December 31, 1998 and 1997, the notes receivable balance was $1,060,500 and $440,000, respectively, which was offset by the deferred gain of approximately $1,053,000 and $433,000 in 1998 and 1997, respectively. During 1998, one of the residential joint venture partnerships sold land and a home to an executive officer of the Company. The terms of that sale were the same as the terms which would be given to any independent third party purchaser.

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

      Contributions in Aid of Construction ("CIAC"): Under construction contracts with real estate developers and others, Pennichuck receives non-refundable advances for the costs of new main installation. The CIAC account and related plant asset are amortized over the life of the property. Pennichuck also credits to CIAC the fair market value of developer installed mains and any excess of fair market value over the cost of community water systems purchased from developers.

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 1998, 1997 and 1996.


Twelve Months Ended                                1998          1997          1996
                                                ----------    ----------    ----------
Basic earnings per share                             $1.61         $1.01         $1.09
Dilutive effect of unexercised stock options          (.02)         (.01)           --
                                                ----------    ----------    ----------
Diluted earnings per share                           $1.59         $1.00         $1.09
                                                ==========    ==========    ==========

Numerator:
Basic net income                                $2,106,053    $1,207,023    $1,289,018
                                                ==========    ==========    ==========
Diluted net income                              $2,106,053    $1,207,023    $1,289,018
                                                ==========    ==========    ==========

Denominator:
Basic weighted average shares outstanding        1,306,286     1,200,287     1,178,883
Dilutive effect of unexercised stock options        21,097         6,886         4,572
                                                ----------    ----------    ----------
Diluted weighted average shares outstanding      1,327,383     1,207,173     1,183,455
                                                ==========    ==========    ==========


NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:


                                            1998          1997          1996
                                         ----------    --------      --------

Federal                                  $1,088,849    $599,533      $642,444
State                                       286,592     173,472       173,529
Amortization of investment tax credits      (33,036)    (33,036)      (33,036)
                                         ----------    --------      --------
                                         $1,342,405    $739,969      $782,937
                                         ==========    ========      ========

Currently payable                          $856,765    $245,139      $341,942
Deferred                                    485,640     494,830       440,995
                                         ----------    --------      --------
                                         $1,342,405    $739,969      $782,937
                                         ==========    ========      ========


      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE B - INCOME TAXES (CONTINUED)

      The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 1998, 1997 and 1996:


                                                    1998       1997       1996
                                                    ----       ----       ----

Statutory federal rate                              34.0%      34.0%      34.0%
State tax rate, net of federal benefit               5.4        5.6        5.6
Amortization of investment tax credits               (.9)      (1.6)      (1.8)
                                                    ----       ----       ----
Effective tax rate                                  38.5%      38.0%      37.8%
                                                    ====       ====       ====


The Company made income tax payments of $802,564, $353,000 and $403,000 in 1998, 1997 and 1996, respectively.

      The Company has $214,732 and $384,289 of alternative minimum tax credits available at December 31, 1998 and 1997, respectively. These credits may be carried forward indefinitely to offset future regular tax and are recorded as a reduction to accumulated deferred income taxes.

      The Company has a regulatory liability related to income taxes of $1,213,605 and $1,217,040 at December 31, 1998 and 1997, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

The temporary items that give rise to the net deferred tax liability at December 31, 1998 and 1997 are as follows:


                                                               1998          1997
                                                         ----------    ----------

Liabilities:
Property related                                         $5,368,591    $4,917,513
Other                                                       320,295       254,542
                                                         ----------    ----------
                                                          5,688,886     5,172,055
                                                         ==========    ==========
Assets:
Investment tax credits                                      706,908       710,343
Regulatory liability                                        197,282       197,282
Alternative minimum tax carry forward                       214,732       384,289
Prepaid taxes on contributions in aid of construction       876,819       912,328
Other                                                       277,991       204,234
                                                         ----------    ----------
                                                          2,273,732     2,408,476
                                                         ----------    ----------
Net Deferred Tax Liabilities                             $3,415,154    $2,763,579
                                                         ==========    ==========


      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE C - DEBT

Long-term debt at December 31 consists of the following:


                                                                         1998           1997
                                                                  -----------    -----------

Unsecured notes payable to various insurance companies:
  9.10%, due April 1, 2005                                        $ 3,500,000    $ 3,500,000
  7.40%, due March 1, 2021                                          8,000,000      8,000,000
Unsecured Industrial Development Authority
 Revenue Bond (1988 Series), 7.50%, due July 1, 2018                1,300,000      1,300,000
Unsecured Business Finance Authority
 1994 Revenue Bond (Series A), 6.35%, due December 1, 2019          3,000,000      3,060,000
Unsecured Business Finance Authority
 1994 Revenue Bond (Series B), 6.45%, due December 1, 2016          1,900,000      1,940,000
Unsecured Business Finance Authority
 1997 Revenue Bond, 6.30%, due May 1, 2022                          4,000,000      4,000,000
Unsecured notes payable and line of credit
 revolving loan facility at rates ranging from
 7.44% to 8.50% due June 30, 2000                                          --      3,680,000
Secured notes payable to bank, floating rate due April 8, 2005      6,000,000             --
Mortgage note payable to bank, 10%, due January 31, 2008                   --      1,141,792
Mortgage construction loan to bank at LIBOR plus 175
 points due September 11, 2000                                        446,360             --
Capitalized lease obligation                                           38,637         55,826
                                                                  -----------    -----------
                                                                   28,184,997     26,677,618
Less current portion                                                  183,000        100,000
                                                                  -----------    -----------
                                                                  $28,001,997    $26,577,618
                                                                  ===========    ===========


      The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require periodic interest payments (either monthly or semi-annually) which are based on the outstanding principal balances.

The aggregate principal payment requirements subsequent to December 31, 1998 are as follows:


           1999                                         $   183,000
           2000                                             779,360
           2001                                             317,637
           2002                                             315,000
           2003                                             315,000
           2004 and thereafter                           26,275,000


      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE C - DEBT (CONTINUED)

The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 1998, approximately $4,382,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

      During 1998, 1997 and 1996, the Company paid interest of $2,200,659, $1,759,000 and $1,482,000, respectively.

      The Company has available a $4,500,000 unsecured, revolving credit facility with a bank and at December 31, 1998, there were no outstanding borrowings under this facility. Any outstanding borrowings under this facility are due on June 30, 2000. The weighted average interest rate on borrowings under this facility of the Company was 7.66% and 7.75% during 1998 and 1997, respectively.

      The Company has entered into interest rate exchange agreements to mitigate interest rate risks associated with its floating-rate loans. The agreements provide for the exchange of fixed rate interest payment obligations for floating rate interest payment obligations on notional amounts of principal. The net amounts paid and received under the agreements are reflected as interest expense.

      On April 24, 1998, the Company entered into two interest rate swap agreements at a fixed rate of 6.50%. The notional amount of the debt for which interest rate exchanges have been entered into under these agreements is $6,000,000 at December 31, 1998. The Company has only the above mentioned limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage specific interest rate risks.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 1998 is as follows:


                                                  Carrying Value     Fair Value
                                                  --------------     -----------

Long-term debt                                      $28,184,997      $29,916,747
Interest rate swaps                                 $       -0-      $   324,500


There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled. The fair market value of the Company's interest rate swaps represents the estimated cost to terminate these agreements based upon current interest rates.

      The carrying values of the Company's cash and restricted cash approximate their fair values because of the short maturity dates of those financial instruments.

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE E - BENEFIT PLANS

PENSION PLAN

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

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:


                                                                              1998           1997
                                                                       -----------    -----------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
   benefits of $2,435,571 in 1998 and $2,014,577 in 1997               $ 2,445,822    $ 2,023,847
                                                                       ===========    ===========
Projected benefit obligation for service rendered to date               (2,949,116)    (2,451,150)
Plan assets at a fair value (insurance contracts)                        2,974,201      2,656,625
                                                                       -----------    -----------
Plan assets in excess of projected benefit obligation                       25,085        205,475
Prior service costs                                                          7,521          8,306
Unrecognized net loss from past experience different
 from that assumed and effects of changes in assumptions                   340,814         64,854
Unrecognized net transition asset                                         (110,872)      (124,679)
                                                                       -----------    -----------
Prepaid pension cost included in "Deferred charges and other assets"   $   262,548    $   153,956
                                                                       ===========    ===========

Net pension cost for 1998, 1997 and 1996 includes the following components:


                                                        1998         1997         1996
                                                   ---------    ---------    ---------

Service cost - benefits earned during the period   $ 149,581    $ 138,996    $ 126,933
Interest cost on projected benefit obligation        180,820      163,290      145,325
Expected return on plan assets                      (226,636)    (200,193)    (149,411)
Amortization of (gains) and deferrals                (12,708)     (11,596)     (47,956)
                                                   ---------    ---------    ---------
Net periodic pension cost                          $  91,057    $  90,497    $  74,891
                                                   =========    =========    =========


For the years ended December 31, 1998 and 1997, the actuarial present value of the projected benefit obligation was determined using a discount rate of
7.0 percent in 1998 and 7.5 percent in 1997 and an assumed rate of increase in future compensation levels of 5 percent in 1998 and 1997. The expected long-term rate of return on plan assets was 9 percent in 1998, 1997 and 1996.

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE E - BENEFIT PLANS (CONTINUED)

SALARY DEFERRAL PLAN

In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $78,312, $68,103 and $61,882, respectively, for 1998, 1997 and 1996.

OTHER POST RETIREMENT BENEFITS

The Company provides post retirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic post retirement benefit cost for the years ended December 31, 1998 and 1997 are as follows:


                                                             1998          1997
                                                        ---------     ---------

Accumulated post retirement benefit obligation:
Current active employees                                $(430,743)    $(300,339)
Retirees                                                 (226,202)     (198,457)
                                                        ---------     ---------
      Total                                              (656,945)     (498,796)
Plan assets at fair value                                       0             0
                                                        ---------     ---------
Funded status (underfunded)                              (656,945)     (498,796)
Unrecognized net (gain)                                    (4,486)     (124,289)
Unrecognized prior service cost                           124,600       139,100
Unrecognized transition obligation                        122,600       153,500
                                                        ---------     ---------
Accrued post retirement benefit cost                    $(414,231)    $(330,485)
                                                        =========     =========

Service cost                                            $  24,805     $  22,478
Interest cost                                              37,136        33,928
Amortization of prior service cost                         14,500        14,500
Amortization of transition obligation                      30,900        30,900
Amortization of unrecognized (gains)                       (3,598)       (4,385)
                                                        ---------     ---------
                                                        $ 103,743     $  97,421
                                                        =========     =========


The Company is presently allowed to recover a portion of the post retirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation for 1998 and 1997, the Company has assumed a discount rate of 7.0 percent and 7.5 percent, respectively and a maximum medical care cost trend rate of 5 percent, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would have increased the post retirement benefit cost by $19,091 and the accumulated post retirement benefit obligation by $121,894 in 1998.

      Notes
          to
        Consolidated Financial Statements-CONTINUED

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


                                                            1998           1997
                                                      ----------     ----------

Net income:
  As reported                                         $2,106,053     $1,207,023
  Pro forma                                           $2,070,895     $1,200,626
Earnings per share:
  As reported                                         $     1.61     $     1.01
  Pro forma                                           $     1.59     $     1.00


Because the methodology prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. At December 31, 1998, all options which had been granted were exercisable and 75,000 shares were available for future grants under the plan as shown in the following table:


                                 Reserved        Options         Price Per
                                   Shares    Outstanding             Share
                                 --------    -----------     -------------

Balance at December 31, 1995       75,000         28,890     $ 8.33-$10.00
  Granted                                          6,788            $11.50
  Expired
  Exercised                                         (510)    $ 8.33-$11.50
                                   ------         ------     -------------
Balance at December 31, 1996       75,000         35,168     $ 8.33-$11.50
  Granted                                          6,788            $10.83
  Expired                                             --
  Exercised                                       (1,575)    $ 8.33-$10.83
                                   ------         ------     -------------

Balance at December 31, 1997       75,000         40,381     $ 8.33-$11.50
  Granted                                         11,288            $12.67
  Expired                                           (646)            $8.33
                                   ------         ------     -------------
  Exercised                                       (6,378)    $ 8.33-$12.67
Balance at December 31, 1998       75,000         44,645     $10.00-$12.67
                                   ======         ======     =============

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE F - STOCK BASED COMPENSATION PLANS (CONTINUED)

Of the 44,645 options outstanding at December 31, 1998, 21,050 have an exercise price of $10.00 and a remaining contractual life of one to two years; 6,505 shares have an exercise price of $11.50 and a remaining life of 7 years; and 6,025 shares have an exercise price of $10.83 and a remaining life of 8 years; and 11,065 shares have an exercise price of $12.67 and a remaining life of 9 years. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates of 6.3% and 5.5%; expected dividend yields of 5.4% and 5.2%; expected lives of 5 years; and expected volatility of 22% and 34%.

      In September 1997, the Company amended its deferred compensation plan for its directors. Under the terms of the amended plan, directors may elect to receive their directors' fees in common shares of the Company or in cash upon either attaining age 70 or retirement from the board of directors. As of December 31, 1998, 14,136 common shares of the Company had been reserved for issuance under this plan.

NOTE G - MERGER OF THE COMPANY AND PITTSFIELD AQUEDUCT COMPANY

On January 30, 1998, Pittsfield Aqueduct Company ("Pittsfield") was merged with and into the Company through the issuance of 49,428 shares of Pennichuck Corporation which were exchanged for substantially all of the outstanding common shares of Pittsfield. The merger has been accounted for as a pooling-of-interests. Accordingly, the Company's financial statements have been restated to include the results of Pittsfield for all periods presented.

The combined and separate results of the Company and Pittsfield during the periods preceding and after the merger were as follows:


                                          Pennichuck
                                         Corporation
                                        Consolidated    Pittsfield       Combined
                                        ------------    ----------       --------

Year ended December 31, 1998:
Operating revenues                       $16,952,067      $442,727    $17,394,794
Net income                               $ 2,070,747      $ 35,306    $ 2,106,053

Year ended December 31, 1997:
Operating revenues                       $11,840,700      $214,817    $12,055,517
Net income                               $ 1,290,091      $(83,068)   $ 1,207,023

Year ended December 31, 1996:
Operating revenues                       $12,202,688      $214,528    $12,417,216
Net income                               $ 1,238,485      $ 50,533    $ 1,289,018

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE H - ACQUISITION

On November 5th, 1997, the Company entered into an Agreement of Purchase and Sale of Assets with the Town of Hudson, New Hampshire (the "Town") whereby the Company agreed to purchase from the Town certain water utility assets located outside of the Town's municipal jurisdiction for $7.5 million. This purchase occurred in April 1998 once those assets , in addition to certain water utility assets located within the Town, were purchased by the Town from an investor-owned water utility previously serving the Town and certain surrounding communities. Those assets purchased by the Company were transferred into a new, wholly-owned, operating subsidiary of the Company, Pennichuck East, which is a regulated entity similar to Pennichuck. As a result of this purchase, the Company has added approximately 3,600 customers to its existing customer base. Based on unaudited data if the Company had acquired Pennichuck East at the beginning of each period reported, consolidated revenues would have been approximately $18,038,000 and $14,506,000 for 1998 and 1997, respectively.

      In order to fund this purchase from the Town, the Company obtained a commitment for permanent debt financing from its bank. The $7.5 million financing consisted of two notes, $3 million and $4.5 million, with maturities of 2 and 7 years, respectively. In connection with this debt, the Company entered into two interest rate swap agreements which fix the interest rates at 6.20% and 6.50%, respectively. In November 1998, the Company repaid the $3 million note. The remaining note is secured by the operating assets of the new operating subsidiary.

      In addition, the Service Corporation and the Town entered into a long-term contract whereby the Service Corporation will provide certain operations and maintenance functions for the Town in exchange for an annual fee. The initial term of this agreement is for five years with options to renew thereafter.

NOTE I-STOCK SPLIT

On August 7, 1998, the Company's Board of Directors declared a three for two stock split effected in the form of a stock dividend payable on September 1, 1998 to shareholders of record on August 18, 1998. The Company's retained earnings have been charged for the aggregate par value of the shares issued as a dividend and such aggregate par value has been transferred to the Company's common stock account for all periods presented in the financial statements.

NOTE J-BUSINESS SEGMENT INFORMATION

Pennichuck Corporation's operating activities are grouped into two primary business segments as follows:

      Water utility - Involved in the collection, treatment and distribution of potable water for domestic, industrial, commercial and fire protection service in the City of Nashua and certain surrounding communities in southern and central New Hampshire. Real estate - Involved in the ownership, development, management and sale of industrial and residential property in Nashua and Merrimack, New Hampshire. Other - Includes the operations and maintenance activities of the Service
Corporation and sundry activities of the Company.

      The tables below present information about Pennichuck Corporation's two primary business segments for the years ended December 31, 1998, 1997 and 1996.

        Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE J - BUSINESS SEGMENT INFORMATION (CONTINUED)


                                                 1998           1997           1996
                                          -----------    -----------    -----------

Operating revenues:
  Water utility                           $14,972,347    $11,415,065    $10,907,679
  Real estate                               1,909,793        514,143      1,320,676
  Other                                       512,654        126,309        188,861
                                          -----------    -----------    -----------
Total operating revenues                  $17,394,794    $12,055,517    $12,417,216
                                          ===========    ===========    ===========

Operating income:
  Water utility                           $ 5,073,615    $ 3,266,171    $ 3,180,782
  Real estate                                 489,940        316,411        421,025
  Other                                       155,569        134,224        106,219
                                          -----------    -----------    -----------
Total operating income                    $ 5,719,124    $ 3,716,806    $ 3,708,026
                                          ===========    ===========    ===========

Capital additions:
  Water utility                           $11,208,746    $ 5,974,194    $ 3,205,211
  Real estate                                      --             --             --
  Other                                        70,069             --         19,531
                                          -----------    -----------    -----------
Total capital additions                   $11,278,815    $ 5,974,194    $ 3,224,742
                                          ===========    ===========    ===========

Identifiable assets:
  Water utility                           $62,392,754    $53,331,333    $45,894,108
  Real estate                               3,666,320      2,554,608      3,223,048
  Other                                     4,779,107      1,354,508      2,239,979
                                          -----------    -----------    -----------
Total identifiable assets                 $70,838,181    $57,240,449    $51,357,135
                                          ===========    ===========    ===========

Depreciation and amortization expense:
  Water utility                           $ 1,792,739    $ 1,452,757    $ 1,217,038
  Real estate                                  80,833          4,385             --
  Other                                        62,009         29,513         29,372
                                          -----------    -----------    -----------
Total depreciation and
 amortization expense                     $ 1,935,581    $ 1,486,655    $ 1,246,410
                                          ===========    ===========    ===========

      Notes
          to
        Consolidated Financial Statements-CONTINUED

NOTE J - BUSINESS SEGMENT INFORMATION (CONTINUED)

The operating revenues within each business segment are sales to unaffiliated customers. Operating income is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown below.


                                              1998        1997        1996
                                          --------    --------    --------

Allocated parent expenses:
  Water utility                           $416,106    $345,785    $273,983
  Real estate and other                     21,635      50,970      39,823
                                          --------    --------    --------
Total allocated parent expenses           $437,741    $396,755    $313,806
                                          ========    ========    ========

Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 1998, 1997, and 1996, the water utility recorded $1,726,000, $1,693,000 and $1,685,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

NOTE K - QUARTERLY FINANCIAL DATA (UNAUDITED)


                                    First       Second        Third       Fourth
                                  Quarter      Quarter      Quarter      Quarter
                                  -------      -------      -------      -------

                             (In thousands of dollars, except per share amounts)

1998
Operating Revenues                 $2,916       $3,973       $6,404       $4,102
Operating Income                      849        1,411        2,385        1,074
Net Income                            236          510        1,049          311

Earnings Per Share                 $  .29       $  .32       $  .85       $  .15

1997
Operating Revenues                 $2,551       $2,946       $3,571       $2,988
Operating Income                      593          961        1,411          752
Net Income                            122          326          589          170

Earnings Per Share                 $  .10       $  .27       $  .49       $  .15

1996
Operating Revenues                 $2,961       $2,780       $3,161       $3,515
Operating Income                      546          948        1,049        1,165
Net Income                             79          347          396          467

Earnings Per Share                 $  .07       $  .29       $  .33       $  .40

      Market
          and
        Dividend Information

The Company's common stock is currently traded on the Nasdaq National Market System ("NMS") under the symbol "PNNW". From December 2, 1997 to October 28, 1998, the Company's common stock had been traded on the Nasdaq Over-the-Counter ("OTC") Bulletin Board system. On December 31, 1998, there were approximately 785 holders of record of the 1,709,824 shares of the Company's common stock outstanding. The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low sales prices as reported on the Nasdaq NMS and OTC Bulletin Board system during the applicable periods and the dividends declared by the Company during those periods. All amounts have been restated for the three for two stock split effected on September 1, 1998.


                                                                       Dividends
Period                                         High          Low        Declared
------                                         ----          ---       ---------

1998
Fourth Quarter                               $22.00       $19.00            $.22
Third Quarter                                 20.50        15.00             .19
Second Quarter                                16.00        15.00             .19
First Quarter                                 16.00        12.00             .19

1997
Fourth Quarter                               $13.33       $12.09            $.17
Third Quarter                                 13.50        12.00             .17
Second Quarter                                13.00        10.33             .17
First Quarter                                 12.00        10.33             .17

1996
Fourth Quarter                               $13.25       $10.33            $.17
Third Quarter                                 13.92        12.00             .17
Second Quarter                                14.00        11.33             .16
First Quarter                                 14.67        11.50             .15

ANNUAL MEETING AND SHAREHOLDER INFORMATION

Pennichuck Corporation's Annual Shareholders' Meeting will be held at 3:00 p.m. on Friday, April 16, 1999, at the Nashua Marriott Hotel, 2200 Southwood Drive in Nashua, New Hampshire.

      Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Attn: Shareholder Relations. Tel: 603/882-5191.

      Stock Transfer Agent and Registrar: EquiServe, Limited Partnership, Shareholder Services Department, P.O. Box 8040, Boston, MA 02266-8040,
(781) 575-3100, www.equiserve.com

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

      Five Year
            Selected
           Financial Data

                                       1998         1997         1996         1995         1994
Operating revenues (in 000's)       $17,395      $12,056      $12,417      $11,700      $10,430
Net income (in 000's)               $ 2,106      $ 1,207      $ 1,289      $ 1,148      $   966
Earnings per share-basic            $  1.61      $  1.01      $  1.09      $  1.00      $   .84
Cash dividends
 declared per share
 of common stock                    $   .79      $   .68      $   .65      $   .57      $   .48
Total assets (in 000's)             $70,838      $57,240      $51,357      $49,136      $47,719
Long-term debt &
 redeemable
 preferred stock (in 000's)         $28,185      $26,678      $21,946      $21,028      $17,032
Weighted average
 shares outstanding-basic         1,306,286    1,200,287    1,178,883    1,148,610    1,146,240
Book value per share                 $14.51       $12.07       $11.78       $11.32       $11.04
Utility plant
 additions (in 000's)               $11,209       $5,974       $3,205       $2,569       $2,413
Water delivered
 (million gallons per day)            14.44        12.74        12.51        13.03        12.75
Mains (miles)                           470          364          361          356          355
Services:
  Core & community systems           21,422       21,037       20,805       20,622       20,294
  Pittsfield Aqueduct                   623          615          615          616          622
  Pennichuck East                     3,766
Meters                               25,984       21,759       21,526       21,279       21,034
Hydrants                              2,540        2,194        2,190        2,182        2,177
Rainfall (in inches)                  47.15        47.36        53.24        38.94        42.70
Number of employees
 at year end                             66           57           56           55           57

Prior year numbers have been restated to reflect the merger of Pittsfield Aqueduct Company, Inc. and the three-for-two stock split. 1998 numbers reflect the acquisition of Pennichuck East Utility, Inc.

      Map
       of
       Service Territory

         [A map of the service territory of Pennichuck Corporation]

PITTSFIELD
HOOKSETT
NEWMARKET
EPPING
GOFFSTOWN
RAYMOND
AUBURN
FREEMONT
MANCHESTER
BRENTWOOD
CHESTER
SANDOWN
BEDFORD
DANVILLE
KINGSTON
LONDONDERRY
DERRY
HAMPSTEAD
MERRIMACK
AMHERST
PLAISTOW
LITCHFIELD
ATKINSON
WINDHAM
MILFORD
SALEM
HUDSON
NASHUA
HOLLIS
PELHAM

Retail Service Area
Wholesale Water Sales
Operations & Maintenance Agreement

              [A representation of the State of New Hampshire]

                           State of New Hampshire
and advice of elderly members. After considering all sides of the issue, the sagamore would make a decision that best reflected the consensus of the whole group.

      Between 1650 and 1800, the quiet existence of the Abenaki began to change dramatically with the coming of the Europeans. Vast numbers succumbed to diseases the foreigners brought with them, and a series of ensuing wars caused the Abenaki to migrate into Canada in search of safer places to live. After the conquest of Canada in 1759, New England was opened up to great numbers of English settlers who established settlements in the same areas once occupied by the Abenaki. Indeed, many of the Indian names still live on today, including Nashua, meaning "between streams," and Pennichuck, meaning "crooked stream."

      Originally founded under the name of Dunstable, in 1673, the area now known as Nashua was the fifth place in present day New Hampshire that was chartered. By 1820, the population of Dunstable had grown to 2,400, marking the change from a sleepy agricultural village to a fast-growing industrial center. On January 1, 1837, Dunstable officially became Nashua, and in 1852, a group of investors incorporated Nashville Aqueduct for the purpose of bringing water to the inhabitants of Nashua and the then independent town of Nashville. Within a year, the initial capitalization was found to be insufficient, so in 1853, new funding was raised and the name changed to Pennichuck Water Works.

      The company founders identified Pennichuck Brook as being the best source to meet all the requirements for a water supply. More than 150 years later, their wisdom is still confirmed today. The first supply was taken from a pond created by damming Pennichuck Brook just west of Concord Road. Between 1866 and 1883, the Holt, Harris and Bowers dams were constructed, to supply water to Nashua's textile mills, and the city's growing industry.

      Early on, Pennichuck management recognized the importance of ensuring a protected source of supply for the future, and purchased key portions of the watershed area. Today, Pennichuck continues the effort to ensure a safe supply of high quality source water, through special remediation projects and more effective management and treatment of stormwater runoff. As a result, portions of the land surrounding Pennichuck's source of supply remains in the same pristine condition that was once enjoyed by the Abenaki when they were living here in the Dawnland.

                          ------------------------
                           Pennichuck Corporation
                               4 Water Street
                                 PO Box 448
                            Nashua, NH 03061-0448
                                603 882 5191
                              Fax 603 882 4125
                             www.pennichuck.com
                          ------------------------