Form 10KSB, Exhibit 13
period 1999-12-31
PENNICHUCK CORP
filed 2000-03-22
CIK 788885

QUALITY RIGHT AT THE SOURCE

                  PENNICHUCK CORPORATION 1999 ANNUAL REPORT

                            FINANCIAL HIGHLIGHTS

TOTAL ASSETS (IN 000'S OF DOLLARS)

$49,136    $51,357    $57,240    $70,838    $75,581
  1995       1996       1997       1998       1999

NET INCOME (IN 000'S OF DOLLARS)

$1,148     $1,289      $1,207    $2,106     $2,616
 1995       1996        1997      1998       1999

DIVIDENDS PER SHARE

$.57         $.65        $.68      $.79       $.92
1995         1996        1997      1998       1999

BASIC EARNINGS PER SHARE

$1.00       $1.09       $1.01     $1.61      $1.50
 1995        1996        1997      1998       1999

CONSOLIDATED REVENUES (IN 000'S OF DOLLARS)

$11,700    $12,417    $12,056    $17,395    $17,809
  1995       1996       1997       1998       1999


                                  CONTENTS

Selected Financial Data                                                1
Mission statement                                                      3
Letter to Shareholders                                                 4
Review of Operations                                                   6
Board of Directors and Officers                                       18
Management's Discussion and Analysis                                  19
Report of Independent Public Accountants                              29
Consolidated Balance Sheets                                           30
Consolidated Statements of Income                                     32
Consolidated Stockholders' Equity                                     33
Consolidated Statements of Cash Flow                                  34
Notes to Consolidated Financial Statements                            35
Market and Dividend Information                                       50
Annual Meeting and Shareholder Information                            51
Five Year Selected Financial Data                                     52
Map of Service Territory                               Inside Back Cover


QUALITY, OUR CLEAR MISSION

Pennichuck Corporation ("The Company") is a holding company with five wholly-owned operating subsidiaries: Pennichuck Water Work, Inc. ("Pennichuck"), Pennichuck East Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), The Southwood Corporation ("Southwood") and Pennichuck Water Service Corporation (the "Service Company"). Pennichuck Water Service Corporation provides water system management services for communities such as Hudson, New Hampshire. The Southwood Corporation is a developer of commercial and residential real estate with landholdings in Nashua and Merrimack, NH. The mission of Pennichuck is to be a leading private supplier of quality, safe drinking water and water-related services in New England.


LETTERS TO SHAREHOLDERS

DEAR SHAREHOLDERS

For Pennichuck Corporation, 1999 was another remarkable year in every respect. It was a year of increased financial performance, sound strategic planning, and exploration of new opportunities in both the regulated and non-regulated business segments. As a result of these efforts, your Company is positioned to continue to prosper well into the new millennium.

      For a company such as Pennichuck, with a proud 148-year history, this is not the first time we've welcomed the dawn of a new century. Of course, times have changed dramatically. In the early 1990s, Pennichuck was a single company serving approximately 3,600 customers in Nashua. Over the years, Pennichuck has grown into a holding company comprised of five subsidiaries engaged in non-regulated contract water operations and real estate, in addition to our regulated water utility business. Today, your Company serves over 32,000 customers in 22 cities and towns throughout southern New Hampshire.

      1999 was another very successful year with strong financial performance. Total consolidated revenues rose to $17.8 million compared to $17.4 million in 1998. Net income also increased, reaching $2.6 million in 1999 versus $2.1 million the previous year. Earnings per share, however, decreased slightly from $1.61 in 1998 to $1.50 in 1999. This is attributable to a 39% increase in the number of common shares outstanding, as a result of our stock offering in November of 1998. As you know, your Company's share price increased substantially in 1999, from $21 in December 1998 to nearly $33 by the end of 1999. Although the current share price is off its December close, your Company's market to book value and other financial ratios are becoming more aligned with those of its industry peers.

      Gross revenues for our three regulated water utilities, Pennichuck Water Works, Pennichuck East Utility, and Pittsfield Aqueduct Company, were $16.3 million compared to $15 million the previous year. This increase was the result of having 12 full months of revenue from Pennichuck East, our adding over 500 new customers, and the very warm, dry weather we experienced in the month of June, when our total pumpage surpassed all previous records.

      In general, 1999 was a year of assimilation. Primarily, our efforts were focused on fully integrating the acquisitions and expansion undertaken in the previous year, by streamlining operations, sharing resources and achieving maximum economies of scale for greater profitability. The water system in the town of Hudson, New Hampshire, is just one example. Pennichuck Water Service Company entered into a long-term contract to operate and manage this system serving over 5,000 customers.

      During 1999, we also spent considerable time laying the groundwork for future acquisitions and expanding our contract operations. We nurtured relationships with towns and communities, and investigated ways that Pennichuck might best serve these communities should the opportunity arise in the future. We also explored new opportunities in non-regulated water industries, specifically in the areas of private laboratory testing, operations consulting, and providing contract operation services to non-community water systems, such as schools, day care centers, businesses and apartment buildings.

      The strong economy proved to be extremely beneficial to our real estate subsidiary, The Southwood Corporation. Highlights on the residential side included selling the remaining three homes in our Bowers Pond project, the sale of 30 homes in our Heron Cove project, and the commencement of our Ayer's Crossing project. On the commercial side, the infrastructure for Phase I of Westwood Park is now complete, and we continue to aggressively market our Southwood Park industrial development. We expect the strong interest in our commercial and residential projects to continue in 2000.

      As new rules and practices dictated by the reauthorization of the Safe Drinking Water Act (SDWA) in 1996 come into effect, the water industry will be subject to ever stricter regulation. More stringent requirements for minimum contaminant levels for radon and disinfectant byproducts are just two of the regulatory issues on the immediate horizon. Successfully complying with these, and other proposed standards, will undoubtedly place an additional financial burden on water utilities in the form of significant capital improvements. However, for Pennichuck the outlook is positive. First, we anticipate that new growth opportunities will arise from the acquisition of water companies that are ill-prepared to meet the challenge of stricter regulatory requirements. And second, we hope that water quality issues will raise public awareness for the true value of water, the importance of conservation, and the need for Pennichuck to protect our precious source water. These are all critical concerns given the urbanization of Pennichuck's own watershed area.

      As a result of our proactive effort to raise your Company's profile among the investment community, Pennichuck stock is now followed much more closely by investment analysts. To enable you and your fellow stockholders to share in Pennichuck's success, we increased the dividend per share twice during the year, resulting in a 16.5% increase over 1998. I am pleased to report that your annualized dividend is currently $0.96 per share.

      I believe that it is the vision, foresight and sound strategic planning of your Company's management team, combined with the dedication and hard work of all our employees, that has enable Pennichuck to succeed and prosper throughout all these years. I would like to express my gratitude to our employees and directors, and to you the shareholders of Pennichuck. As we look forward to the new century and beyond, I believe your Company is in the strongest position it has ever been.

Sincerely,

/s/ Maurice L. Arel
-------------------
Maurice L. Arel
President and Chief Executive Officer


                            REVIEW OF OPERATIONS

PROTECTING FUTURE SUPPLIES

Ask anyone, and they'll agree that water is a valuable resource. But few realize just how precious an abundant supply of quality water is today, or think about the fact that, in the not too distant future, water will likely become the most valuable commodity known to man.

      For many people, it's hard to imagine how something that appears to be so plentiful, that's all around us, could ever be in short supply. But for people like us, at Pennichuck, we know how much time, effort and expense it takes to maintain consistent water quality, and just how fragile are our own surface and groundwater sources of supply.

      Indeed, for a number of years now, one of our primary long-term initiatives has been to continue the implementation of our Watershed Protection Plan. With the advent of tighter governmental regulations regarding the quality of source water, and the ongoing threat from both residential and commercial development, protecting the delicate environment in our watershed area is of paramount importance to the future of your Company.

      In support of this effort, representatives from Pennichuck made presentations at a number of town meetings, and held several educational forums in conjunction with the Nashua Regional Planning Commission. Ultimately, our goal is to convince political leaders from all the communities within our watershed area to adopt ordinances that would require greater minimum set-backs and more effective on-site treatment of stormwater for any new development projects.

      In 1999, Pennichuck submitted proposals and grant requests that would enable us to establish two large stormwater treatment systems similar to the successful project implemented on the campus of the New Hampshire Community Technical College. This innovative project entailed constructing large, manmade wetlands to collect stormwater, allowing it to seep back into the water table, rather than being discharged directly into the Pennichuck Brook. As the first project of its kind in our state, the Pennichuck Brook Urban Runoff Project attracts regular visitors from the New Hampshire Water Works Association as well as government agencies.

      The growing challenges of meeting stricter requirements for water quality, coupled with population growth that is increasing overall demand, mean that communities are becoming more and more dependent on one another for their supply of water. Pennichuck predicted the growing regionalization and interdependence among community water systems over 10 years ago. Our vision is becoming a reality today. More and more, we believe that the supply of water will be managed on a regional basis rather than by each individual community. By cooperating as a group, instead of working in isolation, the regionalization of water would ensure a more consistent supply of higher quality water for everyone. However, if it's to be successful, regionalization requires the cooperation of all the communities involved. To this end, Pennichuck made inquiries with the owners of numerous small systems, and the management of several municipalities, to discuss potential opportunities for acquisition or privatization in conjunction with our regionalization effort.

THE CORE SYSTEM

The summer of 1999 will be remembered as one of the most challenging ever, as a result of the very dry spring, followed by near drought conditions. The lack of rain, combined with low snowfall during the winter, meant our groundwater reserves were very low going into our most demanding period of the year for water usage, late spring and summer.

      In fact, Pennichuck achieved record levels for pumpage in our core system. Although Pennichuck succeeded in satisfying the incredible demand, the tremendous velocity of water going through the pipes dislodged rust and other sedimentation in some of the older sections of the system, resulting in temporary discoloration of the water in certain areas.

      Once again, the dry weather served to illustrate that, in our community water systems, our sources of supply are not endless. Even after imposing conservation measures, and in some cases a complete ban on non-essential water use, it was still necessary for Pennichuck to deliver bulk water in trucks to serve customers in certain communities. While trucking water alleviated these short-term emergencies, establishing new sources of supply continues to be a priority. We anticipate that major capital projects, either being planned or already underway, will eliminate the need to truck water to most of these communities in the near future.

      One of the most significant capital improvements Pennichuck completed during 1999 was the change-out of the filtration media at our Nashua water treatment plant. This facility is in our core water system, serving over 85,000 customers in the city of Nashua and in portions of the towns of Amherst, Milford, Merrimack and Hollis. Replacing the existing 20-year-old filtration media was mandatory, in order to stay in compliance with the new requirements of the Interim Enhanced Surface Water Treatment Rule (IESWTR), enacted in November 1998. With the completion of the filter media change-out, Pennichuck achieved full compliance with stricter standards for water turbidity (clarity) more than one year ahead of the July 2000 regulatory deadline.

      While changing out the filtration media itself took just a few months, the project actually began in 1998 with a pilot study conducted by an independent engineering company to evaluate the effectiveness of a number of different options. Based on the results of the pilot study, Pennichuck opted to use a two-step filtration process that consists of a 24-inch layer of Granular Activated Carbon (GAC), on top of a 12-inch bed of 0.4 mm sand. The total cost of the project, including the pilot study, was over $600,000.

      During 1999, the city of Nashua continued progress in its long-term sewer separation project. This is a 10-year program to replace the current network of single pipes carrying both sewer effluent and storm water, with separate drains for each. Although the current system is adequate most of the time, during heavy rains, water flow can increase from 12 million to over 50 million gallons. This volume is more than the waste-water treatment facility can handle, and consequently the combined sewer overflow (CSO) is discharged into the Merrimack river.

      In order to lay independent pipelines to carry stormwater and effluent, the city must dig up the streets. Pennichuck is taking advantage of this opportunity to upgrade some of the oldest pipelines in our core system. By replacing or relining pipes at the same time as the city, we avoid considerable expense from paving costs while also improving service to our customers.

      Working in conjunction with the city, Pennichuck replaced over 6,000 feet of pipe during 1999. We switched the old, small-diameter cast iron pipe with larger diameter ductile iron pipe that is much less susceptible to corrosion and sediment build-up. Obviously, conducting this work mandated shutting down several water lines. This, in turn, created unusual flow conditions which resulted in water discoloration in some areas of the system. As part of the process, we plotted these problem areas, and have since succeeded in convincing the city of Nashua to alter its CSO project schedule in order to allow us to address these areas immediately. In the next phase of the project, Pennichuck expects to spend $2.5 million, replacing over 18,000 feet of pipe.

      Last year, Pennichuck installed a second crossing at Salmon Brook to the last remaining large section of undeveloped land in Nashua. The addition of this new 12-inch transmission main improves Pennichuck's ability to deliver water into southwest Nashua, and ensures we will be adequately prepared to meet the growing demand from the inevitable development in coming years.

COMMUNITY WATER SYSTEMS

Pennichuck continues to explore cooperative arrangements to buy and sell water between adjacent communities for the benefit of both parties. Interconnection of water supplies between towns helps meet the demands of growth and expands the Company's customer base.

      The interconnection between Manchester Water Works and our Powder Hill system in Bedford exemplifies this point. Establishing a pipeline between the two systems means that the water for Powder Hill will be supplied by Manchester. This innovative solution will alleviate the chronic supply problems in Powder Hill, and is far more cost-effective than the alternative of establishing a whole new source of local supply. In addition, the interconnection pipeline will enable Pennichuck to provide water service to new customers along the way.

      Similarly, Pennichuck is investigating ways to connect our Londonderry water system directly to Manchester. Currently, Londonderry is supplied by the neighboring town of Derry. Although Manchester is further away, establishing the interconnecting pipeline is a highly attractive proposition financially.

      Pennichuck also drilled three new wells in our East Derry community water system. In doing so, we more than doubled the capacity of the well field. As a result, even during the hot, dry summer of 1999, no outages were experienced in this community.

      It's one thing to acquire new water systems. Quite another to operate them efficiently. In 1999, Pennichuck successfully integrated three additional community water systems into our day-to-day operations. These were Sweet Hill in Plaistow, Great Bay in Newmarket, and Cabot Preserve, a newly established water system in Bedford, New Hampshire.

      In an effort to reduce the cost of reading meters and to test the effectiveness of radio meter reading, Pennichuck conducted a pilot study in one of our community systems, Great Bay, located in Newmarket, NH. This technology enables Pennichuck employees to read customers' meters using a radio monitoring device inside their vehicle. Instead of walking from house to house, they simply drive by and take the readings as they go. The fact that the Great Bay system is the furthest away from our headquarters, also makes it the most expensive to read manually. We will be expanding this program to other remote community systems throughout the coming year.

PENNICHUCK EAST UTILITY, INC.

1999 marked our first full year of operating Pennichuck East Utility ("Pennichuck East"). This has proved to be a very challenging undertaking, requiring us to make major improvements to many of the community systems. For example, we have upgraded three of the largest water booster stations, installing bigger pumps with variable frequency drives. Where the previous pumps delivered water at pressures that would fluctuate dramatically, now these systems maintain adequate and consistent pressure across a wide range of usage demands.

      Once all the necessary improvements are made, Pennichuck anticipates enjoying the rewards of a highly streamlined operation, and expects that Pennichuck East will impose much lower demands on your Company's human and financial resources. We also expect that as we succeed in stabilizing water rates and supply in the Pennichuck East operating territory, we will see a growing influx of new customers who will help increase the revenues and profitability of this subsidiary.

PITTSFIELD AQUEDUCT COMPANY

When Pennichuck acquired the Pittsfield Aqueduct Company ("pittsfield"), we inherited a system that was antiquated in some areas. In the past year, we've made many new upgrades that have dramatically increased the quality of water and the reliability of service to our customers.

      Pennichuck worked with the town of Pittsfield to secure a two-year grant worth $544,000, from the Department of Housing and Urban Development
(HUD). The purpose of the grant is to help fund the replacement of the aging tin/cement water pipe in the older sections of the community.

      Another significant improvement was the installation of Pennichuck's Supervisory Control And Data Acquisition (SCADA) system in the Pittsfield water treatment plant. Now, the SCADA system allows us to monitor the operation of the Pittsfield facility, remotely, from our Nashua water treatment plant. Keeping our highly trained technical personnel and skilled management team in Nashua, rather than duplicating their talents in all our various subsidiaries, demonstrates how Pennichuck is able to operate numerous systems in far-reaching geographical locations very cost effectively.

      After making a substantial capital investment into the Pittsfield system, Pennichuck expects to show improved returns as early as the coming year. We also believe that our acquisition of Pittsfield will prove to be an important strategic foothold that will enable Pennichuck to capitalize on future expansion opportunities in the mid and northern part of New Hampshire.

NON-REGULATED INDUSTRIES

In addition to pursuing operating and maintenance contracts, like the one we have secured in the town of Hudson, Pennichuck Water Service Company (the "Service Company") also initiated several marketing programs aimed at capitalizing on new business opportunities in the non-regulated water industry. One segment we are targeting is serving public non-community water systems. These are public facilities such as schools, day care centers and apartment buildings, that cater to 25 or more people on a daily basis, but are not served by municipal water systems. Stricter requirements for the monitoring and control of quality issues in these systems have created a need for ongoing analysis, planning and engineering, performed by a highly qualified specialist. There are over 425 such systems in New Hampshire alone, and we believe that this market presents a significant revenue opportunity for our Service Company.

      To complement this initiative, the Service Company is also investigating expansion into providing laboratory services. Based on the encouraging results of our analysis of the laboratory market made during 1999, we remain committed to developing this segment of our business.

      Selling billing reports to other utilities, and sewer billing data to the City of Nashua, provided additional sources of incremental revenue for the Service Company. However, like the opportunities in non-community water systems and laboratory testing, the potential in this area remains largely untapped. To promote a stronger presence and help penetrate these markets, the Service Company participated in two trade shows during 1999, and we intend to continue our proactive marketing efforts in the foreseeable future.

SOUTHWOOD CORPORATION

The Southwood Corporation ("Southwood") is the Company's real estate subsidiary. In 1999, the sale of three remaining lots at Bowers Pond brought this residential project to completion. We also sold 30 units in Heron Cove, a development consisting of 87 single-family detached condominiums, and started work on the infrastructure at Ayer's Crossing, a seven-unit residential development. Southwood also made significant progress in its commercial projects. The infrastructure for our Westwood Park industrial development project is now complete, and Delta Education has already constructed a 247,000-square-foot industrial building, with a further 90,000-square-foot addition planned in the year 2000. WEI, our partner in developing Southwood Park, continues to promote this project aggressively, and we expect to see significant activity both in our commercial real estate ventures, and in our Heron Cove and Ayer's Crossing residential projects, during the coming year.

      One of Pennichuck's corporate mandates is that any development project undertaken by Southwood must adhere to the strict standards set forth in our Watershed Protection Plan. Consequently, all construction must have at least a 300-foot buffer. However, we have less influence over projects undertaken by other parties. For example, in a development that abuts Bowers Pond, a developer was only intending to provide the minimum setback of 50-feet required under the ordinances in force at the time of purchase. Pennichuck reached an agreement that required the developer to provide a 120-foot buffer between the homes and Bowers Pond.

LOOKING AHEAD

Pennichuck continues to seek ways to improve our operations for even greater efficiency. This applies not just to water delivery, but to customer service, too. In 1999, Pennichuck utilized a new automated phone service to alert customers of system outages and emergency repairs. Now, we can contact 1,500 customers in an hour.

      In 2000, we plan to implement direct pay and credit card payment programs as an added convenience for our customers. We are also hoping to complete a total revision of the Pennichuck Web site to provide easier access and more information for our customers and shareholders. In doing so, we will be looking for new ways to leverage the power of the Internet to manage receivables, and provide even more efficient service.

      In a word, 1999 was a year of assimilation. We concentrated our efforts on upgrading the infrastructure and improving the efficiency of the systems Pennichuck acquired the previous year. At the same time, we were setting the stage for us to fully capitalize on new growth opportunities as they arise in the future.

      Pennichuck's far sighted vision and effective long-term planning in the past are paying huge dividends today. Rest assured we will continue to pursue the same proven strategy in the future. By fiercely guarding our valuable sources of supply, Pennichuck is ensuring the long-term superiority of our product. By making the significant capital investment required to keep our systems operating at their peak, Pennichuck is ensuring quality and reliability for our customers. By addressing stricter industry requirements ahead of time, Pennichuck is ensuring that regulatory concerns don't ever become a crisis. With the continuing regionalization of our water industry, the current landscape of many small operators will inevitably give way to just a few dominant water utilities. Our job is to make sure your Company is one of them.

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

SENIOR BOARD OF DIRECTORS

John C. Collins

OFFICERS (LEFT TO RIGHT)

Maurice L. Arel, President, Chief Executive Office
Stephen J. Densberger, Executive Vice President
Charles J. Staab, Vice President, Chief Financial Officer and Treasurer Bonalyn J. Hartley, Vice President-Controller
Donald L. Ware, Vice President, Chief Engineer

Corporate Secretary

James L. Sullivan Jr., Esquire


                     MANAGEMENT'S DISCUSSION & ANALYSIS

Pennichuck Corporation (the "Company") has five wholly-owned subsidiaries. Three of these subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East") and Pittsfield Aqueduct Company, Inc. ("Pittsfield"), are involved in the supply and distribution of water in cities and towns throughout southern and central New Hampshire. Because they are regulated by the New Hampshire Public Utilities Commission ("NHPUC"), these water subsidiaries must obtain approval to increase their water rates, in order to recover increases in operating expenses, and to obtain the opportunity to earn a return on rate base investments. A fourth subsidiary, Pennichuck Water Service Corporation (the "Service Corporation"), is involved in non-regulated, water-related services and operations, while the fifth, The Southwood Corporation ("southwood") owns, manages and develops real estate.

      In Management's Discussion and Analysis, we explain the general financial condition and the results of operations for the Company and its operating subsidiaries, including:

     *  What our earnings and costs were in 1999, 1998 and 1997,
     *  why those earnings and costs were different from the year before,
     *  where our earnings come from,
     *  how all of this affects our overall financial condition,
     *  what our expenditures for capital projects were in 1999, and
     *  where cash will come from to pay for future capital expenditures.

      As you read Management's Discussion and Analysis, please refer to our Consolidated Financial Statements and the Selected Financial Data contained in this Report. You should be aware that in January 1998 we merged with Pittsfield by exchanging 49,428 of our shares for substantially all of the outstanding common stock of Pittsfield. We used the pooling-of-interests method to account for this merger. This methodology requires us to combine Pittsfield's historical financial statements with our historical financial statements for all periods which are shown prior to January 30, 1998.

RESULTS OF OPERATIONS

In this section, we discuss our 1999, 1998 and 1997 results of operations and the factors affecting them. We begin with a general overview of our earnings per share ("EPS") generated by our businesses.

TOTAL EARNINGS PER SHARE OF COMMON STOCK


Twelve Months Ended December 31

                                     1999     1998     1997
Water Utility Operations            $1.18    $1.44    $ .83
Real Estate and Other Operations      .32      .17      .18
                                    -----------------------
Consolidated EPS                    $1.50    $1.61    $1.01
                                    =======================

      Our consolidated revenues tend to be seasonal, because of the overall significance of the water sales of our water utility business as a percent of our consolidated revenues. Typically, water revenues are lowest during the first and fourth quarters of the calendar year. Water revenues are usually highest in the second and third quarters, due to increased water consumption by our customers during the late spring and summer months. In addition, our consolidated revenues are significantly affected by sales of major real estate parcels which may occur from time to time (see discussion below).

RESULTS OF OPERATIONS - 1999 COMPARED TO 1998

For calendar year 1999, our consolidated net income increased 24%, to $2.62 million from $2.1 million in 1998, while our basic earnings per share decreased to $1.50 from $1.61 last year. However, for 1999, the basic earnings per share calculations include the dilutive effect of an additional 483,000 new common shares which were issued in our November 1998 common equity offering. At the time, these additional shares represented a 39% increase in the number of outstanding common shares.

      Our consolidated revenues in 1999 were $17.8 million, representing a 2.4% increase over last year. As we discuss below, this increase in our revenues is primarily attributed to growth in each of our utility subsidiaries.

WATER UTILITY OPERATIONS

Utility operating revenues for 1999 totaled $16.3 million, representing a $1.36 million increase over the same period in 1998. In 1999, approximately 81%, 16% and 3% of our total utility operating revenues were generated by Pennichuck, Pennichuck East and Pittsfield, respectively.

      The principal reasons for our utility revenue growth in 1999 were:

      * Additional revenues of $556,000 in 1999 from Pennichuck East which began its operations in April 1998,
      * additional billed revenues of approximately $450,000 from a 16.8% rate increase granted to Pennichuck which became effective on April 1, 1998, and
      * additional revenues of approximately $350,000 resulting from increased water consumption within Pennichuck's core and community systems due to the unusually hot and dry months of June and July 1999, and a 1.5% overall growth rate in new customers.

During 1999, none of our water utility subsidiaries was involved in any rate relief proceedings before the NHPUC.

      The expenses of operating our water utility business include such broad categories as:

      *  Water treatment and purification,
      *  pumping and other distribution system functions,
      *  general and administrative functions,
      *  depreciation on existing operating assets, and
      *  taxes other than income taxes.

      Our operating expenses increased by $1.1 million, or 11.2%, to $11 million for the twelve months ended December 31, 1999. We attribute this increase to (i) $312,000 of operations and maintenance costs relating to the addition of Pennichuck East which began operations in April 1998, (ii) $229,000 of additional depreciation expense and $83,000 of additional property taxes, incurred by our three utilities during 1999 as a result of net investments in new plant assets totaling $4.7 million in 1999 and $3.7 million in 1998, and (iii) approximately $302,000 of additional production and treatment costs incurred during 1999 due to the increased consumption discussed earlier. The combined utility operating expenses as a percentage of combined utility revenues increased from 66.1% in 1998 to 67.4% in 1999.

REAL ESTATE AND OTHER OPERATIONS

For the twelve months ended December 31, 1999 and 1998, the revenues from all of our real estate and other activities totaled $1.48 million and $2.42 million, respectively. Of these amounts, approximately $860,000 and $1.91 million relate to real estate revenues which we earned during these comparative periods, respectively.

In 1999, Southwood's revenues included the following:

      * $714,000 from partnership activities earned through our 50% ownership interest in two residential joint ventures,
      * $85,000 of option fee income earned under a development option agreement with a regional developer, and
      * a pretax gain of $72,000 from the sale of a one-half interest in a land parcel to a local developer.

      In connection with the final item, we conveyed our remaining interest in that land parcel to a limited liability corporation- Heron Cove Office Park I LLC ("HECOP I") in which Southwood is a 50% owner. HECOP I owns a 39,000-square-foot office building which is partially occupied by a local developer, and the remaining space is expected to be leased to a third party during the second quarter of 2000.

      Fiscal year 1998 real estate revenues included approximately $1.38 million from the sale of a major tract of land by Westwood Park LLC ("Westwood"), a commercial development joint venture with a regional developer formed in 1998. Westwood currently owns approximately 378 acres of land in Nashua which is zoned for commercial and industrial use. Westwood's pretax operating loss for 1999 was $73,000, resulting primarily from real estate taxes and interest on an outstanding construction loan.

      Revenues from other operating activities during 1999 include $539,000 for contract operations and laboratory analyses performed by the Service Corporation and $79,000 from lease and miscellaneous income. For the same period in 1998, revenues of the Service Corporation were approximately $436,000, consisting of $270,000 in contract operations income and $65,000 of sundry revenues. In April 1998, the Service Corporation signed a five-year contract with the neighboring Town of Hudson, New Hampshire ("Hudson"). We provide certain operations and maintenance functions for Hudson in exchange for a fixed monthly fee as agreed by both parties.

      The operating expenses associated with our real estate and other non-utility activities decreased from $1.78 million in 1998 to $728,000 in 1999. Of this decrease, $1.1 million relates to the allocated land and development costs associated with the 1998 Westwood land sale discussed earlier. The non-utility operating costs in 1999 are principally comprised of $468,000 for contract operations and other services, $68,000 of property taxes on Southwood's landholdings, and $174,000 for property management and other costs associated with Southwood's real estate activities including the $73,000 Westwood loss discussed above.

RESULTS OF OPERATIONS - 1998 COMPARED TO 1997

For the twelve month period that ended on December 31, 1998, our consolidated net income exceeded $2.1 million, or $1.61 per common share, compared to $1.2 million, or $1.01 per common share for 1997. The consolidated revenues from all of our business activities in 1998 were nearly $17.4 million, representing an increase of $5.34 million, or 44.3%, over 1997. As we discuss below, this increase in consolidated operating revenues is principally attributed to: The acquisition of two new water utilities - Pennichuck East and Pittsfield, and a major land sale which occurred in the third quarter of 1998.

WATER UTILITY OPERATIONS

The operating revenues from our water utility operations totaled nearly $15 million in 1998. Compared to 1997, this represented a $3.56 million increase in water revenues. There are several reasons for this increase:

      * First, our largest water utility, Pennichuck, was granted a permanent rate increase of approximately 16.8% by the NHPUC effective on April 1, 1998, and our water utility revenues for 1998 included approximately $1.2 million relating to this rate increase.
      * Second, Pittsfield's revenues more than doubled from $215,000 in 1997 to $443,000 in 1998. The 106% increase in Pittsfield's revenues resulted from a 101% rate increase which was approved by the NHPUC in December 1997.
      * The third major factor affecting our increased water revenues was the addition of Pennichuck East, which contributed approximately $1.93 million in water revenues during its first nine months of operations in 1998.

      On a combined basis, our utility operating expenses increased by $1.75 million to $9.9 million in 1998. The principal reasons for this increase were:

      * $1.27 million relating to the additional operations of Pennichuck East which commenced on April 8, 1998,
      * $267,000 of additional depreciation expense recorded by Pennichuck, as a result of a higher composite depreciation rate we began using on April 1, 1998 (from 2.15% to 2.44%) and the addition of nearly $4.2 million of new plant assets, and
      * $116,000 of additional water treatment costs, principally due to increased pumpage over 1997.

REAL ESTATE AND OTHER OPERATIONS

For the twelve months ended December 31, 1998 and 1997, we recognized revenues from our real estate business activities of $1.91 million and $514,000, respectively. In the third quarter of 1998, we recognized $1.3 million from the sale of a certain land parcel by Westwood Park LLC, of which Southwood is a 60% owner. In addition, Southwood recognized $488,000 in revenues earned through its Bowers Pond LLC joint venture, and $89,000 of option fee income earned under a development option agreement with a regional developer.

      In 1998, revenues from contract operations, principally with the Town of Hudson, and other non-regulated operating activities totaled $436,000. For the same period in 1997, revenues from our Service Corporation were approximately $66,000, consisting of $46,000 from contract operations and $20,000 from sundry leases and rents.

      The expenses associated with our real estate activities increased from $198,000 in 1997 to $1.42 million in 1998. Of this increase, approximately $1.1 million is related to the allocable land and infrastructure costs for the major land parcel that we sold in the third quarter of 1998. In addition, Southwood wrote down its basis in a certain piece of residential property, to reflect the demolition of a dwelling which was no longer deemed useful. This write-down, together with the cost of razing the dwelling, amounted to nearly $90,000 in the third quarter of 1998. The remaining expenses were primarily for property taxes on Southwood's real estate holdings which totaled $76,000 in 1998 compared to $80,000 in 1997.

LIQUIDITY AND FINANCIAL CONDITION

In the following paragraphs, we discuss the financial condition of the Company and its wholly-owned subsidiaries. This discussion focuses primarily on the adequacy of capital needed for our business activities.

      The primary source of cash which we need for normal operating activities, capital projects and dividend payments to our shareholders, is the operating cash flow which we generate from day-to-day activities. Historically, during periods when operating cash flow is not sufficient, we have borrowed funds under a revolving loan facility (the "Loan Agreement") with our bank, Fleet Bank-NH ("Fleet"). The Loan Agreement allows us to borrow up to $2.5 million at interest rates tied to Fleet's cost of funds or LIBOR, whichever is lower. During 1999, there were no borrowings outstanding under this Loan Agreement.

      For 2000, our cash flow needs are expected to be met by short-term investments of nearly $2.3 million, available at the end of 1999, and from internally generated funds. The short-term investments we had on hand at the end of 1999 are the remaining proceeds from a $9.4 million public equity offering completed in November 1998. In that offering, we issued 483,000 new common shares, which represented a 39% increase in the number of shares issued and outstanding of the Company at that time. The net proceeds to us were approximately $8.8 million. Of that amount, $4.5 million was used to repay outstanding interim bank debt.

      Our capital expenditures for 1999 totaled $4.7 million, which is net of approximately $2 million in contributions in aid of construction from area developers. Practically all of our capital expenditures in 1999 were for projects relating to our water utility business. The more significant projects included:

      *  Replacement of 4,300 linear feet of pre-1900 distribution mains,
      * change-out of the filter media in our water treatment facility at a cost of $688,000, and
      * nearly $700,000 for the installation of 4,000 feet of new distribution lines and additional system improvements.

      The remaining items in the Company's 1999 capital program reflect expenditures for ongoing, routine investment in new meters, services, distribution mains and hydrants. For 2000, we expect that our total expenditures for capital projects will be approximately $5.9 million, of which $950,000 is expected to be funded by contributions in aid of construction and state grants. The remainder is expected to be funded by internally generated cash and from our short-term investments.

      The Consolidated Balance Sheet at December 31, 1999 also reflects a line item captioned "Minority interest" totaling $295,000. This represents a 40% interest held by a third party in Westwood Park LLC ("Westwood"), a real estate development venture. Southwood owns the remaining 60% majority interest in Westwood, and financial data for this project are included in the accompanying consolidated financial statements at December 31, 1999.

      We offer a Dividend Reinvestment and Common Stock Purchase program which is available to our shareholders and our residential New Hampshire customers. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at a 5% discount from prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices. Since its inception in 1993, this program has provided us with nearly $1.2 million of additional common equity.

ENVIRONMENTAL MATTERS

Our water utility subsidiaries are subject to the water quality regulations set forth by the United States Environmental Protection Agency ("EPA") and the New Hampshire Department of Environmental Services ("DES"). The EPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the EPA and DES. Given the present water quality standards set by the SDWA, as well as those proposed for the year 2000, we do not anticipate any significant capital expenditures will be required in the next three years for regulatory compliance. However, increased monitoring and reporting standards have led to additional operating costs for us. It is expected that any additional monitoring and testing costs arising from EPA and DES mandates will eventually be recouped through water rates in our utilities' next rate filings.

YEAR 2000 ISSUE

Prior to December 31, 1999, we performed an exhaustive review of our hardware and software systems in order to determine the level of readiness to meet the next millennium. Because we own some operating assets which pre-date 1900, we were aware of the potential Year 2000 problem well before the recent publicity. In fact, eight-digit dates have been a requirement for all of our in-house software developed since 1987. In addition, the Year 2000 issue has been addressed in all of our computer migration and upgrades since 1990.

      As part of our Year 2000 project planning, we identified mission-critical applications and, in early 1994, we implemented a five-year plan to replace or upgrade both hardware and software. All of our software applications were evaluated to identify any Year 2000 problems, their importance to our operations, and efficiencies to be gained with newer and updated software. At this time, our NT network, financial accounting, billing, customer service information and meter management, human resources, work orders, inventory control, and various maintenance programs and SCADA management systems are Year 2000 compliant. All of these systems and applications have operated satisfactorily since January 1, 2000, and we have not experienced any problems in connection with the Year 2000 issue.

      As part of our planning process, we also identified and contacted all external vendors who provide and/or require date dependent information, as well as those customers who are material to our operations, to ensure that they too are in compliance with the Year 2000 issue. We have not experienced any problems or difficulties in our dealings with our major vendors and suppliers since the turn of the millennium. However, for all vendors or customers who we deemed to be critical to our operations, we developed a disaster recovery plan outlining alternative actions to prepare for any potential event of vendor non-compliance.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." While not material, the effect of this Statement is discussed in "Note C - Debt" of the Notes to Consolidated Financial Statements.

EFFECTS OF INFLATION

The effects of inflation on the utility operations of the consolidated group are not material since the NHPUC allows most prudent and reasonable cost increases to be recouped through increased water rates. It should be noted that a regulatory lag exists from the time that the utility incurs higher costs to the time that it is allowed to bill revenues sufficient to cover these cost increases. In times of high inflation, this lag could have a detrimental effect on the profitability of our water utility companies and the Company. Conversely, during periods of lower inflation and lower interest rates, the rates of return granted by the NHPUC have tended to be reduced reflecting that lower inflation and interest rate environment. There can be no absolute assurance that the NHPUC will approve rate increases to recover any future increased operational costs.


                              AUDITOR'S REPORT

REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PENNICHUCK CORPORATION:

We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries (a New Hampshire corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

  /S/ Arthur Andersen LLP
  -----------------------
      Boston, Massachusetts
      February 2, 2000

                   PENNICHUCK CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

ASSETS                                                 December 31
                                                    1999          1998

Property, Plant and Equipment
  Land                                          $   998,458   $   998,916
  Buildings                                      22,498,206    22,248,416
  Equipment                                      58,619,793    53,104,353
  Construction work in progress                     954,773       295,846
                                                -------------------------
                                                 83,071,230    76,647,531
  Less accumulated depreciation                 (20,066,457)  (18,258,227)
                                                -------------------------
                                                 63,004,773    58,389,304

Current Assets
  Cash                                            2,437,674     3,601,648
  Restricted cash                                       897           639
  Accounts receivable, net of reserves of
   $37,000 in 1999 and 1998                       1,333,072     1,024,329
  Unbilled revenue                                1,175,955     1,307,000
  Refundable income taxes                           271,312        51,519
  Materials and supplies, at cost                   311,712       319,744
  Prepaid expenses and other current assets         467,587       470,352
                                                -------------------------
                                                  5,998,209     6,775,231

Other Assets
  Deferred land costs                             3,753,144     3,029,243
  Deferred charges and other assets               2,430,389     2,169,775
  Investment in real estate partnerships            394,329       474,628
                                                -------------------------
                                                  6,577,862     5,673,646
                                                -------------------------
                                                $75,580,844   $70,838,181
                                                =========================

The accompanying notes are an integral part of these consolidated financial statements.

Stockholders' Equity and Liabilities                   December 31
                                                    1999          1998

Stockholders' Equity
  Common stock - $1 par value - authorized
   5,000,000 shares; issued 1,761,070
    in 1999 and 1,714,236 shares in 1998        $ 1,761,070   $ 1,714,236
  Additional paid in capital                     14,457,786    13,820,759
  Retained earnings                              10,361,038     9,335,414
                                                -------------------------
                                                 26,579,894    24,870,409
Less cost of  14,418 shares of common
 stock in treasury in 1999 and 4,412
  shares in 1998                                   (322,585)      (59,240)
                                                -------------------------
                                                 26,257,309    24,811,169
Minority Interest                                   294,809       314,078
Preferred stock, no par value, 100,000
 shares authorized, no shares issued in
  1999 and 1998                                           -             -
Long-term Debt, less current portion             27,223,378    28,001,997

Current Liabilities
  Current portion of long-term debt               1,042,593       183,000
  Accounts payable                                  479,333       568,391
  Accrued interest payable                          382,703       350,065
  Other current liabilities                       1,225,487       765,809
                                                  3,130,116     1,867,265
                                                -------------------------

Commitments and Contingencies                             -             -

Deferred Credits and Other Reserves
  Deferred income taxes                           4,360,463     3,415,154
  Deferred investment tax credits                 1,098,282     1,131,318
  Regulatory liability                            1,194,870     1,213,605
  Post-retirement health benefit obligation         518,285       414,231
  Customer advances and other liabilities           203,227       160,467
                                                -------------------------
                                                  7,375,127     6,334,775

Contributions in Aid of Construction             11,300,105     9,508,897
                                                -------------------------
                                                $75,580,844   $70,838,181
                                                =========================

The accompanying notes are an integral part of these consolidated financial statements.

                   PENNICHUCK CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF INCOME

                                                     Year Ended December 31
                                                1999          1998          1997
                                            ---------------------------------------

Revenues
  Water utility operations                  $16,331,633   $14,972,347   $11,415,065
  Real estate and other operations            1,477,625     2,422,447       640,452
                                            ---------------------------------------
                                             17,809,258    17,394,794    12,055,517
Operating Expenses
  Water utility operations                   11,005,271     9,898,732     8,148,894
  Real estate and other operations              728,083     1,776,938       189,817
                                            ---------------------------------------
                                             11,733,354    11,675,670     8,338,711
Operating Income                              6,075,904     5,719,124     3,716,806
Other Income                                    170,305        33,586        42,277
Interest Expense                             (2,024,601)   (2,263,636)   (1,812,091)
                                            ---------------------------------------
Income Before Provision for Income Taxes      4,221,608     3,489,074     1,946,992
Provision for Income Taxes                    1,625,212     1,342,405       739,969
                                            ---------------------------------------
Net Income Before Minority Interest           2,596,396     2,146,669     1,207,023
Minority Interest in Loss (Earnings) of
 Westwood Park LLC                               19,269       (40,616)            -
                                            ---------------------------------------
Net Income                                  $ 2,615,665   $ 2,106,053   $ 1,207,023
                                            =======================================
Earnings Per Common Share:
  Basic                                     $      1.50   $      1.61   $      1.01
                                            =======================================
  Diluted                                   $      1.49   $      1.59   $      1.00
                                            =======================================
Weighted Average Shares Outstanding:
  Basic                                       1,745,698     1,306,286     1,200,287
                                            =======================================
  Diluted                                     1,755,659     1,327,383     1,207,173
                                            =======================================

The accompanying notes are an integral part of these consolidated financial statements.


                   PENNICHUCK CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Common       Common      Additional
                                              Stock-       Stock-      Paid - in     Retained      Treasury
                                              Shares       Amount       Capital      Earnings        Stock
                                             --------------------------------------------------------------

Balances at December 31, 1996                1,196,841   $1,196,841   $ 5,104,477   $ 7,799,959   $ (52,940)
Net  income                                                                           1,207,023
Dividend reinvestment plan                      14,585       14,585       147,625
Common dividends declared-$.68 per share                                               (807,425)
Common equity issuance costs                                              (34,300)
Exercise of stock options                        1,575        1,575        11,925
                                             --------------------------------------------------------------

Balances at December 31, 1997                1,213,001    1,213,001     5,229,727     8,199,557     (52,940)
Net income                                                                            2,106,053
Common stock offering, net                     483,000      483,000     8,319,337
Dividend reinvestment plan                      12,322       12,322       194,027
Common dividends declared-$.79 per share                                               (970,196)
Exercise of stock options                        6,378        6,378        52,785                    (6,300)
Retirement of repurchased shares                  (465)        (465)       (5,248)
Directors' deferred compensation plan                                      30,131
                                             --------------------------------------------------------------

Balances at December 31, 1998                1,714,236    1,714,236    13,820,759     9,335,414     (59,240)
Net income                                                                            2,615,665
Dividend reinvestment plan                      12,600       12,600       268,169
Common dividends declared-$.92 per share                                             (1,590,041)
Exercise of stock options                       34,234       34,234       347,946                  (279,783)
Common equity issuance costs                                              (10,000)
Directors' fees and other deferred
 compensation plan                                                         30,912                    16,438
                                             --------------------------------------------------------------

Balances at December 31, 1999                1,761,070   $1,761,070   $14,457,786   $10,361,038   $(322,585)
                                             ==============================================================

The accompanying notes are an integral part of these consolidated financial statements.


                   PENNICHUCK CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended December 31
                                                            1999            1998           1997
                                                        ------------------------------------------
Operating Activities
  Net income                                            $ 2,615,665    $  2,106,053    $ 1,207,023
    Adjustments to reconcile net income to
     net cash provided by operating activities:
    Depreciation and amortization                         2,141,767       1,935,581      1,486,655
    Amortization of deferred
    investment tax credits                                  (33,036)        (33,036)       (33,036)
    Provision for deferred income taxes                     926,574         651,575        483,505
  Changes in assets and liabilities:
    Accounts receivable and unbilled revenue               (177,698)       (576,443)       470,458
    Refundable income taxes                                (219,793)        (38,548)        36,499
    Materials and supplies                                    8,032        (111,912)        36,559
    Prepaid expenses                                          2,765          14,077        (83,330)
    Deferred charges and other assets                      (865,345)     (1,594,872)      (824,553)
    Accounts payable and accrued expenses                   403,258         389,865        282,663
    Other                                                    96,166          18,713        (91,352)
                                                        ------------------------------------------

Net cash provided by (used in) operating activities       4,898,355       2,761,053      2,971,091
Investing Activities:
  Purchases of property,
   plant & equipment                                     (6,735,185)    (11,278,815)    (5,974,194)
  Contributions in aid of construction                    2,012,082         676,190        101,665
  (Increase) decrease in restricted cash                       (258)        905,129       (905,768)
  (Increase) decrease in investment in
   real estate partnerships                                (231,148)        154,942       (156,851)
                                                        ------------------------------------------

Net cash (used in) investing activities                  (4,954,509)     (9,542,554)    (6,935,148)
Financing Activities:
  Proceeds from long-term borrowings                        263,198       9,446,395      5,197,618
  Proceeds from common stock offering, net                        -       8,802,337              -
  Payments on long-term debt                               (182,224)     (4,259,016)      (950,603)
  Net (decrease) increase in notes
   payable to bank                                                -      (3,680,000)       485,000
  Increase (decrease) in minority interest                  (19,269)        314,078              -
  Dividends paid                                         (1,590,041)       (970,197)      (807,425)
  Proceeds from dividend reinvestment
   plan and other, net                                      420,516         281,631        141,410
                                                        ------------------------------------------

Net cash (used in) provided by financing activities      (1,107,820)      9,935,228      4,066,000
(Decrease) increase in cash                              (1,163,974)      3,153,727        101,943
Cash at beginning of year                                 3,601,648         447,921        345,978
                                                        ------------------------------------------

Cash at end of year                                     $ 2,437,674    $  3,601,648    $   447,921
                                                        ==========================================


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

      Basis of Presentation: The consolidated financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the "company") and its subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), The Southwood Corporation ("southwood") and Pennichuck Water Service Corporation (the "Service Corporation").

      Nature of Operations: Pennichuck, Pennichuck East and Pittsfield (collectively referred to as the "Company's utility subsidiaries") are engaged principally in the gathering and distribution of potable water to approximately 26,400 customers in southern and central New Hampshire. The Service Corporation is involved in non-regulated, water-related services and contract operations. Southwood owns, manages and develops real estate.

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

      Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of the Company's utility subsidiaries, is recorded at cost plus an allowance for funds used during construction on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction. The useful lives range from six to ninety years and the average composite depreciation rate was 2.24% and 2.47% in 1999 and 1998, respectively.

      Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

      Allowance for Funds Used During Construction ("AFUDC"): AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 1999, 1998 and 1997.

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

      Regulatory Assets: The Company's utility subsidiaries are subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulations." Such utility subsidiaries have recorded certain regulatory assets in cases where the New Hampshire Public Utilities Commission (the "NHPUC") has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $789,671 and $596,107 at December 31, 1999 and 1998, respectively.

      Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

      Investment in Partnerships: Southwood is a 50 percent general partner in two residential development projects and has sold certain parcels of land to those partnerships in exchange for promissory notes. Revenues relating to the sales of those parcels are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method. Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in these partnerships is recorded using the equity method of accounting. As of December 31, 1999 and 1998, the notes receivable balance was $655,500 and $1,060,500, respectively, which was offset by the deferred gain of approximately $645,000 and $1,053,000, in 1999 and 1998, respectively. During 1999, one of the residential joint venture partnerships sold land and a home to an executive officer of the Company. The terms of that sale were the same as the terms which would be given to any independent third party purchaser.

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

Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 1999, 1998 and 1997.

Years Ended                                         1999          1998          1997
                                                  --------------------------------------
Basic earnings per share                          $     1.50    $     1.61    $     1.01
Dilutive effect of unexercised stock options            (.01)         (.02)         (.01)
Diluted earnings per share                        $     1.49    $     1.59    $     1.00
                                                  ======================================

Numerator:
Basic net income                                  $2,615,665    $2,106,053    $1,207,023
                                                  ======================================
Diluted net income                                $2,615,665    $2,106,053    $1,207,023
                                                  ======================================

Denominator:
Basic weighted average shares outstanding          1,745,698     1,306,286     1,200,287
Dilutive effect of unexercised stock options           9,961        21,097         6,886
                                                  --------------------------------------
Diluted weighted average shares outstanding        1,755,659     1,327,383     1,207,173
                                                  ======================================

NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:

                                             1999          1998        1997
                                          ------------------------------------

Federal                                   $1,320,519    $1,088,849    $599,533
State                                        337,729       286,592     173,472
Amortization of investment tax credits       (33,036)      (33,036)    (33,036)
                                          ------------------------------------
                                          $1,625,212    $1,342,405    $739,969
                                          ====================================

Currently payable                         $  816,062    $  856,765    $245,139
  Deferred                                   809,150       485,640     494,830
                                          ------------------------------------
                                          $1,625,212    $1,342,405    $739,969
                                          ====================================

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 1999, 1998 and 1997:

                                                1999          1998        1997
                                                ------------------------------

Statutory federal rate                          34.0%         34.0%       34.0%
State tax rate, net of federal benefit           5.3           5.4         5.6
Amortization of investment tax credits           (.8)          (.9)       (1.6)
                                                ------------------------------

Effective tax rate                              38.5%         38.5%       38.0%
                                                ==============================

The Company made income tax payments of $858,892, $802,564 and $353,000 in 1999, 1998 and 1997, respectively.

      The Company has $65,522 and $214,732 of alternative minimum tax credits available at December 31, 1999 and 1998, respectively. These credits may be carried forward indefinitely to offset future regular tax and are recorded as a reduction to accumulated deferred income taxes.

      The Company has a regulatory liability related to income taxes of $1,194,870 and $1,213,605 at December 31, 1999 and 1998, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

The temporary items that give rise to the net deferred tax liability at December 31, 1999 and 1998 are as follows:

                                                     1999          1998
                                                  ------------------------

Liabilities:
Property related                                  $6,171,627    $5,368,591
Other                                                330,757       320,295
                                                  ------------------------
                                                   6,502,384     5,688,886

Assets:
Investment tax credits                               688,173       706,908
Regulatory liability                                 197,282       197,282
Alternative minimum tax carry forward                 65,522       214,732
Taxes on contributions in aid of construction        832,288       876,819
Other                                                358,656       277,991
                                                  ------------------------
                                                   2,141,921     2,273,732
                                                  ------------------------
Net Deferred Tax Liabilities                      $4,360,463    $3,415,154
                                                  ========================

NOTE C - DEBT

Long-term debt at December 31 consists of the following:

                                                     1999          1998
                                                 -------------------------

Unsecured notes payable to various insurance
 companies:
  9.10%, due April 1, 2005                       $ 3,500,000   $ 3,500,000
  7.40%, due March 1, 2021                         8,000,000     8,000,000
Unsecured Industrial Development
  Authority Revenue Bond (1988 Series),
   7.50%, due July 1, 2018                         1,235,000     1,300,000
Unsecured Business Finance Authority
  1994 Revenue Bond (Series A), 6.35%,
   due December 1, 2019                            2,940,000     3,000,000
Unsecured Business Finance Authority 1994
 Revenue Bond (Series B), 6.45%, due
  December 1, 2016                                 1,860,000     1,900,000
Unsecured Business Finance Authority 1997
 Revenue Bond, 6.30%, due May 1, 2022              4,000,000     4,000,000
Secured notes payable to bank, floating rate,
 due April 8, 2005                                 6,000,000     6,000,000
Mortgage construction loan to bank at LIBOR
 plus 175 points due September 11, 2000              709,593       446,360
Capitalized lease obligation                          21,378        38,637
                                                 -------------------------
                                                  28,265,971    28,184,997
Less current portion                               1,042,593       183,000
                                                 -------------------------
                                                 $27,223,378   $28,001,997
                                                 =========================

The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require periodic interest payments (either monthly or semi-annually) which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 1999 are as follows:

                  2000                      1,042,593
                  2001                        318,378
                  2002                        315,000
                  2003                        315,000
                  2004                        315,000
                  2005 and thereafter      25,960,000

The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 1999, approximately $4,499,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

      During 1999, 1998 and 1997, the Company paid interest of $1,967,318, $2,200,659 and $1,759,000 respectively.

      The Company has available a $2,500,000 unsecured, revolving credit facility with a bank and at December 31, 1999 and 1998, there were no outstanding borrowings under this facility. Any subsequent outstanding borrowings under this facility are due on June 30, 2001. The weighted average interest rate on borrowings under this facility was 7.66% during 1998.

      The Company has entered into interest rate exchange agreements to mitigate interest rate risks associated with its floating-rate loans. The agreements provide for the exchange of fixed rate interest payment obligations for floating rate interest payment obligations on notional amounts of principal. The net amounts paid and received under the agreements are reflected as interest expense.

      On April 24, 1998, the Company entered into two interest rate swap agreements at a fixed rate of 6.50%. The notional amount of the debt for which interest rate exchanges have been entered into under these agreements is $6,000,000 at December 31, 1999. The Company has only the above mentioned limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage specific interest rate risks.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 1999 is as follows:

                                     Carrying Value     Fair Value
------------------------------------------------------------------

Long-term debt                        $28,265,971      $27,607,147
Interest rate swaps                   $        -0-     $  (181,000)

There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled. The fair market value of the Company's interest rate swaps represents the estimated unrealized gain upon termination of these agreements based upon current interest rates.

          The carrying values of the Company's cash and restricted cash approximate their fair values because of the short maturity dates of those financial instruments.

NOTE E - BENDFIT PLANS PENSION PLAN

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

          The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                                  1999             1998
                                                              ----------------------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
   benefits of $2,268,511 in 1999 and $2,435,571 in 1998      $ 2,280,267    $   2,445,822
                                                              ============================
Projected benefit obligation for service
 rendered to date                                              (2,978,617)      (2,949,116)
Plan assets at a fair value (insurance contracts)               3,223,705        2,974,201
                                                              ----------------------------
Plan assets in excess of projected benefit obligation             245,088           25,085
Prior service costs                                                 6,736            7,521
Unrecognized net loss from past experience
 different from that assumed and effects of
  changes in assumptions                                          176,568          340,814
Unrecognized net transition asset                                 (97,065)        (110,872)
                                                              ----------------------------
Prepaid pension cost included in
 deferred charges and other assets                            $   331,327    $     262,548
                                                              ============================

Net pension cost for 1999, 1998 and 1997 includes the following components:

                                                     1999          1998          1997
                                                   -------------------------------------

Service cost - benefits earned during the period   $ 186,006    $  149,581    $  138,996
Interest cost on projected benefit obligation        201,832       180,820       163,290
Expected return on plan assets                      (255,738)     (226,636)     (200,193)
Amortization of (gains) and deferrals                 (1,536)      (12,708)      (11,596)
                                                   -------------------------------------
Net periodic pension cost                          $ 130,564    $   91,057    $   90,497
                                                   =====================================

For the years ended December 31, 1999 and 1998, the actuarial present value of the projected benefit obligation was determined using a discount rate of 7.5% and 7.0%, respectively, and an assumed rate of increase in future compensation levels of 5%. The expected long-term rate of return on plan assets was 9% in 1999, 1998 and 1997.

SALARY DEFERRAL PLAN

In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $91,469, $78,312 and $68,103, respectively, for 1999, 1998 and 1997.

OTHER POSTRETIREMENT BENEFITS

The Company provides postretirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic postretirement benefit cost for the years ended December 31, 1999 and 1998 are as follows:


                                                 1999           1998
                                               ------------------------

Accumulated postretirement benefit obligation:
Current active employees                       $(447,740)     $(430,743)
Retirees                                        (152,434)      (226,202)
                                               ------------------------
      Total                                     (600,174)      (656,945)
Plan assets at fair value                         72,335              0
                                               ------------------------
Funded status (underfunded)                     (527,839)      (656,945)
Unrecognized net (gain)                         (119,911)        (4,486)
Unrecognized prior service cost                  110,100        124,600
Unrecognized transition obligation                91,700        122,600
                                               ------------------------
Accrued postretirement benefit cost, net       $(445,950)     $(414,231)
                                               ========================
Service cost                                   $  37,995      $  24,805
Interest cost                                     39,643         37,136
Amortization of prior service cost                14,500         14,500
Amortization of transition obligation             30,900         30,900
Amortization of unrecognized (gains)              (1,505)        (3,598)
                                               ------------------------
                                               $ 121,533      $ 103,743
                                               ========================

The Company is presently allowed to recover a portion of the postretirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation, the Company has assumed a discount rate of 7.75% in 1999 and 7% in 1998 and a maximum medical care cost trend rate of 5% in 1999 and 1998, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would have increased the postretirement benefit cost by $111,360 and the accumulated postretirement benefit obligation by $17,441 in 1999.

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

                                               1999          1998
                                            ------------------------

Net income:
  As reported                               $2,615,665    $2,106,053
  Pro forma                                 $2,586,364    $2,070,895
Earnings per share:
  As reported                               $     1.50    $     1.61
  Pro forma                                 $     1.48    $     1.59

At December 31, 1999, all options which had been granted were exercisable and 40,238 shares were available for future grants under the plan as shown in the following table:

                                                 Options       Price Per
                                               Outstanding       Share
                                               ---------------------------

Balance at December 31, 1996                     35,168      $ 8.33-$11.50
  Granted                                         6,788             $10.83
  Expired                                             -
  Exercised                                      (1,575)     $ 8.33-$10.83
                                               ---------------------------
Balance at December 31, 1997                     40,381      $ 8.33-$11.50
  Granted                                        11,288             $12.67
  Expired                                          (646)             $8.33
  Exercised                                      (6,378)     $ 8.33-$12.67
                                               ---------------------------
Balance at December 31, 1998                     44,645      $10.00-$12.67
  Granted                                         9,900             $21.00
  Expired                                          (275)            $10.00
  Exercised                                     (34,234)     $10.00-$21.00
                                               ---------------------------
Balance at December 31, 1999                     20,036      $10.00-$21.00
                                               ===========================

Of the 20,036 options outstanding at December 31, 1999, 600 have an exercise price of $10.00 and a remaining contractual life of less than one year; 2,927 shares have an exercise price of $11.50 and a remaining contractual life of 6 years; 2,964 shares have an exercise price of $10.83 and a remaining life of 7 years; and 5,145 shares have an exercise price of $12.67 and a remaining life of 8 years; and 8,400 shares have an exercise price of $21.00 and a remaining life of 9 years. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 1999 and 1998, respectively: risk-free interest rates of 4.9% and 6.3%; expected dividend yields of 5.3% and 5.2%; expected lives of 5 years; and expected volatility of 35% and 22%.

      In September 1997, the Company amended its deferred compensation plan for its directors. Under the terms of the amended plan, directors may elect to receive their directors' fees in common shares of the Company or in cash upon either attaining age 70 or retirement from the board of directors. As of December 31, 1999, 15,365 common shares of the Company had been reserved for issuance under this plan.

NOTE G - MERGER OF THE COMPANY AND PITTSFIELD AQUEDUCT COMPANY

On January 30, 1998, Pittsfield Aqueduct Company ("Pittsfield") was merged with and into the Company through the issuance of 49,428 shares of Pennichuck Corporation which were exchanged for substantially all of the outstanding common shares of Pittsfield. The merger was accounted for as a pooling-of-interests.

NOTE H - ACQUISITION

On November 5, 1997, the Company entered into an Agreement of Purchase and Sale of Assets with the Town of Hudson, New Hampshire (the "town") whereby the Company agreed to purchase from the Town certain water utility assets located outside of the Town's municipal jurisdiction for $7.5 million. This purchase occurred in April 1998 once those assets, in addition to certain water utility assets located within the Town, were purchased by the Town from an investor-owned water utility previously serving the Town and certain surrounding communities. Those assets purchased by the Company were transferred into a new, wholly-owned, operating subsidiary of the Company, Pennichuck East, which is a regulated entity similar to Pennichuck. As a result of this purchase, the Company added approximately 3,600 customers to its existing customer base. Based on unaudited data, if the Company had acquired Pennichuck East at the beginning of each period reported, consolidated revenues would have been approximately $18,038,000 and $14,506,000 for 1998 and 1997, respectively.

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

      In addition, the Service Corporation and the Town entered into a long-term contract whereby Service Corporation will provide certain operations and maintenance functions for the Town in exchange for an annual fee. The initial term of this agreement is for five years with options to renew thereafter.

NOTE I - BUSINSESS SEGMENT INFORMATION

Pennichuck Corporation's operating activities are grouped into three primary business segments as follows:

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

      Contract operations and other - Includes the contract operations and laboratory testing activities of the Service Corporation and sundry activities of the Company.

      The tables below present information about Pennichuck Corporation's three primary business segments for the years ended December 31, 1999, 1998 and 1997.

                                       1999          1998          1997
                                   ---------------------------------------

Operating revenues:
  Water utility                    $16,331,633   $14,972,347   $11,415,065
  Real estate                          860,103     1,909,793       514,143
Contract operations & other            617,522       512,654       126,309
                                   ---------------------------------------
Total operating revenues           $17,809,258   $17,394,794   $12,055,517
                                   =======================================
Operating income:
  Water utility                    $ 5,326,362   $ 5,073,615   $ 3,266,171
  Real estate                          591,887       489,940       316,411
  Contract operations & other          157,655       155,569       134,224
                                   ---------------------------------------
Total operating income             $ 6,075,904   $ 5,719,124   $ 3,716,806
                                   =======================================
Capital additions:
  Water utility                    $ 6,717,877   $11,208,746   $ 5,974,194
  Real estate                                -             -             -
  Contract operations & other           17,308        70,069             -
                                   ---------------------------------------
Total capital additions            $ 6,735,185   $11,278,815   $ 5,974,194
                                   =======================================
Identifiable assets:
  Water utility                    $68,337,550   $62,392,754   $53,331,333
  Real estate                        4,243,177     3,666,320     2,554,608
  Contract operations & other        3,000,117     4,779,107     1,354,508
                                   ---------------------------------------
Total identifiable assets          $75,580,844   $70,838,181   $57,240,449
                                   =======================================
Depreciation and amortization
 expense:
  Water utility                    $ 2,068,180   $ 1,792,739   $ 1,452,757
  Real estate                                -        80,833         4,385
  Contract operations & other           73,587        62,009        29,513
                                   ---------------------------------------
Total depreciation and
 amortization expense              $ 2,141,767   $ 1,935,581   $ 1,486,655
                                   =======================================

The operating revenues within each business segment are sales to unaffiliated customers. Operating income is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown.

                                     1999        1998         1997
                                    ---------------------------------

Allocated parent expenses:
  Water utility                     $477,156    $416,106    $ 345,785
  Real estate and other               41,491      21,635       50,970
                                    ---------------------------------
Total allocated parent expenses     $518,647    $437,741    $ 396,755
                                    =================================

Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 1999, 1998, and 1997, the water utility recorded $1,784,000, $1,726,000 and $1,693,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

                               First    Second     Third    Fourth
                              Quarter   Quarter   Quarter   Quarter
                              -------------------------------------
                                    (In thousands of dollars,
                                     except per share amounts)

1999
Operating Revenues             $3,892    $4,710    $5,131    $4,076
Operating Income                1,177     1,722     1,897     1,280
Net Income                        456       777       870       513

Earnings Per Share             $  .26    $  .45    $  .50    $  .29

1998
Operating Revenues             $2,916    $3,973    $6,404    $4,102
Operating Income                  849     1,411     2,385     1,074
Net Income                        236       510     1,049       311

Earnings Per Share             $  .19    $  .42    $  .85    $  .15

1997
Operating Revenues             $2,551    $2,946    $3,571    $2,988
Operating Income                  593       961     1,411       752
Net Income                        122       326       589       170

Earnings Per Share             $  .10    $  .27    $  .49    $  .15


MARKET AND DIVIDEND INFORMATION

The Company's common stock is currently traded on the Nasdaq National Market System ("NMS") under the symbol "PNNW". From December 2, 1997 to October 28, 1998, the Company's common stock was traded on the Nasdaq Over-the-Counter ("OTC") Bulletin Board system. On December 31, 1999, there were approximately 800 holders of record of the 1,761,070 shares of the Company's common stock outstanding. The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low closing sales prices as reported on the Nasdaq NMS and OTC Bulletin Board system during the applicable periods and the dividends declared by the Company during those periods. All amounts have been restated for the three for two stock split effected on September 1, 1998.

                                         Dividends
Period                  High       Low   Declared
--------------------------------------------------

1999
Fourth Quarter         $34.00    $24.00    $.24
Third Quarter           29.00     22.00     .23
Second Quarter          22.63     19.31     .23
First Quarter           21.75     19.63     .22

1998
Fourth Quarter         $22.00    $19.00    $.22
Third Quarter           20.50     15.00     .19
Second Quarter          16.00     15.00     .19
First Quarter           16.00     12.00     .19

1997
Fourth Quarter         $13.33    $12.09    $.17
Third Quarter           13.50     12.00     .17
Second Quarter          13.00     10.33     .17
First Quarter           12.00     10.33     .17


Pennichuck Corporation's Annual Shareholders' Meeting will be held at 3:00 p.m. on Thursday, April 20, 2000, at the Nashua Marriot Hotel, 2200 Southwood Drive in Nashua, New Hampshire.

      Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Attn: Shareholder Relations. Tel: 603/882-5191.

      Stock Transfer Agent and Registrar: EquiServe, Limited Partnership, Shareholder Services Department, 150 Royall Street, Canton, MA 02021, 781/ 575-3001, www.equiserve.com.

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

FIVE YEAR SELECTED DATA

                                     1999       1998       1997       1996       1995

Operating revenues                 $17,809    $17,395    $12,056    $12,417    $11,700
Net income (in 000's)               $2,616     $2,106     $1,207     $1,289     $1,148
Earnings per share-basic             $1.50      $1.61      $1.01      $1.09      $1.00
Cash dividends
 declared per share
  of common stock                     $.92       $.79       $.68       $.65       $.57
Total assets (in 000's)            $75,581    $70,838    $57,240    $51,357    $49,136
Long-terms debt &
 redeemable preferred
  stock (in 000's)                 $28,266    $28,185    $26,678    $21,946    $21,028
Weighted average shares
 outstanding-basic               1,745,698  1,306,286  1,200,287  1,178,883  1,148,610
Book value per share                $15.03     $14.51     $12.07     $11.78     $11.32
Utility plant
 additions (in 000's)               $6,718    $11,209     $5,974     $3,205     $2,569
Water delivered
 (million gallons per day)           14.91      14.44      12.74      12.51      13.03
Mains (miles)                          481        470        364        361        356
Services:
  Core & community systems          22,213     21,422     21,037     20,805     20,622
  Pittsfield Aqueduct                  625        623        615        615        616
  Pennichuck East                    3,804      3,766
Meters                              26,642     25,984     21,759     21,526     21,279
Hydrants                             2,583      2,540      2,194      2,190      2,182
Rainfall (in inches)                 42.87      47.15      47.36      53.24      38.94
Number of employees
 at year end                            71         66         57         56         55

Per share amounts prior to 1999, have been restated for the September 1998 three-for-two stock split.

Pennichuck Corporation
4 Water Street
PO Box 448
Nashua NH 03061-0448
800 553 5191
603 882 5191
Fax 603 882 4125
www.pennichuck.com


