Form 10KSB, Exhibit 13
period 2000-12-31
PENNICHUCK CORP
filed 2001-03-28
CIK 788885

Exhibit 13

                  Pennichuck Corporation 2000 Annual Report

(Front Cover: oil painting titled Dean & Main Station Circa 1900, signed by artist John Gamache on a paper background graphic)

        Cover

(Inside front cover: graphic charts)

Selected Financial Data

Total Assets
(in 000's of dollars)

1996      $51,357
1997      $57,240
1998      $70,838
1999      $75,581
2000      $82,880

Net Income
(in 000's of dollars)

1996      $ 1,289
1997      $ 1,207
1998      $ 2,106
1999      $ 2,616
2000      $ 3,683

Dividends per share

1996      $   .65
1997      $   .68
1998      $   .79
1999      $   .92
2000      $   .97

Basic Earnings per Share

1996      $  1.09
1997      $  1.01
1998      $  1.61
1999      $  1.50
2000      $  2.08

Consolidated Revenues
(in 000's of dollars)

1996      $12,417
1997      $12,056
1998      $17,395
1999      $17,809
2000      $23,671

        Inside Front Cover

(Graphics: Snow Station building illustration upper left)

                                                 Contents
IFC       Selected financial data
2         Letter to shareholders
4         Review of Operations
13        Management's Discussion & Analysis
18        Board of Directors & Officers
19        Report of Independent Public Accountants
20        Consolidated Balance Sheets
22        Consolidated Statements of Income
23        Consolidated Statements of Stockholders' Equity
24        Consolidated Statements of Cash flows
25        Notes to Consolidated Financial Statements
33        Market & Dividend Information
33        Annual Meeting and Shareholder Information
34        Five-year Selected Data
IBC       Map of Service Territory

(Graphics: ghosted Corning Building illustration top)

Dear Shareholders:

      At midnight on December 31, 1999, we all waited with great anticipation for the Y2K rollover and the beginning of the new millennium. The months of preparation proved successful, and when the rollover occurred we were able to provide our customers with the same quality of service without interruption or inconvenience. Overall Y2K proved to be a nonevent. The rest of the year continued to be equally successful, in spite of the fact that our water sales fell below projections due to the cool, damp summer. Fortunately, the booming regional economy helped The Southwood Corporation, our real estate subsidiary, exceed expectations and more than make up for any shortfall in water revenues.

      Total consolidated revenue for 2000 was $23.7 million compared to $17.8 million in 1999, with consolidated earnings of $2.08 per share versus $1.50 last year. It should be noted, however, that the 2000 earnings reflect the significant and positive impact of a major land sale to a multinational company. Gross revenues for all water utilities combined were $15,963,000 which represents a 2.25% decline from 1999. This was a complete contrast to the hot dry summer of 1999, which drove demand for water to record levels.

      The year 2000 was the beginning of a new millennium. I also believe it will mark the beginning of a new era for your Company. We are entering a time of ever-increasing challenges. The rising cost of maintaining aging infrastructure, more stringent regulatory standards and securing abundant water supplies will have an effect on our entire industry. However, as is often the case, these same challenges also bring with them great opportunities. And while it won't be an easy task, I believe your Company has the vision, the talent, and the dedication necessary to turn these challenges into a period of great reward.

      Since its last rate filing in 1997, Pennichuck has invested over $15.7 million into its water utility operations. As typically happens with public utilities, we experience a cyclical pattern where a period of heavy investment is followed by a period of declining returns. We experienced just such a decline in 2000, and as a result, our utility earnings fell below the allowed rate of return set by the New Hampshire Public Utilities Commission (NHPUC). In 2001, we intend to file for a rate increase on behalf of Pennichuck Water Works, Inc., our major water utility. We expect that we will receive a positive outcome before year-end. And we will continue to aggressively pursue rate relief through timely filings of rate cases to maximize future earnings for all our water utilities.

      Of the total $3.5 million we invested in capital improvements during 2000, the majority was devoted to three main projects. Working in conjunction with the City of Nashua's sewer separation project, Pennichuck is upgrading some of its oldest pipelines. Nashua has allocated $110 million to fund its project over the next 10 years. Working with the City saves Pennichuck from bearing the full expense of rebuilding the City's streets. Upgrading our infrastructure will constitute a significant investment for Pennichuck throughout the decade. In addition, we completed two major interconnections that will enable Pennichuck to buy water from the City of Manchester, New Hampshire. One interconnection will service our Bedford franchise area, and the other Londonderry. These interconnections allow us to provide a more economical water supply, provide sufficient capacity to enable us to grow our customer base, and open up new areas for future development.

      In 2000, we experienced significant customer growth in all our utilities, with the greatest expansion coming in Pennichuck East Utility. During the year, we added a total of 558 new customers. We are currently working with developers that have, or are in the process of obtaining, approval for the construction of more than 2,000 residential units within our franchise areas. We expect customer growth to continue at its current pace well into 2001.

      Moving forward, your Company will increase its focus on expanding our non-regulated water operations by providing contract operations for community water systems and for non-transient non-community water systems (NTNCWS). These

NTNCWS typically include schools, daycare centers and apartment buildings with private wells. In 2000, Pennichuck Water Service Company (PWSC) secured 22 new contracts to operate and manage water systems. There are over 600 NTNCWS systems in New Hampshire, and many more in nearby Massachusetts. Now, with the recent appointment of a full-time manager to direct this operation, we expect this segment of our business to grow significantly in the years to come.

      New and pending legislation continues to present us with new challenges. For example, the introduction of MTBE as a gasoline additive, and its attendant contamination of water supplies, has resulted in tighter regulations being imposed by the State of New Hampshire. At the federal level, we are facing revised regulations governing maximum contaminant levels for radon and arsenic, naturally occurring contaminants that are present in many groundwater sources in New Hampshire. Pennichuck plays an active role in monitoring legislation and rule making in order to assure an appropriate balance between growing environmental concerns and maintaining the ability to operate efficiently. The in-stream flow rule currently being advanced by the State of New Hampshire Department of Environmental Services (NHDES) is a case in point. As originally proposed, the rule would dramatically reduce the volume of water we would be able to withdraw from the Merrimack River during certain times of the year. Your Company has worked with the committee of the NHDES to revise these rules, and soon, we expect to see a rule that addresses environmental concerns and does not put service to our customers in jeopardy.

      Southwood Corporation, posted a banner year in 2000. Gross revenues were $7.0 million, as compared to $860,000 in 1999. The robust economy in the area enabled us to sell 42 homes in our Heron Cove residential development, as well as all seven homes in our Ayers Crossing development. We sold two lots in Westwood Park, a joint venture industrial development. This included a 55+ acre parcel that was sold to Corning Lasertron, Inc. This multinational company will construct a 390,000 sq. ft. facility and eventually employ over 800 people in its first phase of development, boosting the economy of the City of Nashua, and the local region as well.

      In addition, we completed the construction and occupancy of a second office building in our Heron Cove Office Park (HECOP II) in Merrimack. This 42,000 sq. ft. office/R&D building is jointly owned by The Southwood Corporation and J. P. Stabile. A third, fully pre-leased building, HECOP III, is currently under construction with occupancy projected for April 2001. We foresee another active year ahead of us.

      In the fourth quarter of the year, the Board of Directors increased the dividend on common shares to an annualized rate of $1.00 per share. Also during the year, the Company added two market makers for its common shares, bringing our total to five. Hopefully, this, combined with a solid performance, will have a positive impact on the value of our common stock as the year proceeds.

      There is no doubt that the year 2000 was a very successful year for your company. We achieved many of the goals that we set for the company, seized new opportunities as they emerged, and positioned ourselves well for the future.

I look forward to a very exciting period ahead. I wish to express my appreciation to our employees and directors for their commitment and hard work and as always, I recognize our shareholders for their loyalty and support.

Sincerely,

/s/ Maurice L. Arel

Maurice L. Arel
President and Chief Executive Officer

(Graphics: p. 4-5: various cropped images of Harris Dam illustrations top and center background; p. 6-7: Bowers Dam illustrations top right and ghosted center bottom; p. 9: Corning Building illustration top right;
p. 10-11: Pennichuck Water Treatment Plant illustrations top center and lower left; p. 12: Heron Cove illustration top right and ghosted lower left)

Review of Operations

Pennichuck manages 46 community water systems...

After the extremely dry summer of 1999, the weather went to the opposite extreme in 2000, bringing with it one of the dampest summers in recent memory. Similarly, while 1999 presented huge operational challenges, to provide water when our supplies were stretched, last year, our primary challenge was financial, managing operations with lower water revenues.

      Approximately 15 years ago, when the Company first entered the real estate industry, we were looking for profitable ways to diversify and provide a hedge in years when we experience a downturn in water revenues. 2000 was the first year that we saw this long-term strategic plan truly come to fruition. You'll note that without the single large real estate sale, your Company's consolidated revenues would still have been about the same as the previous year. In addition, these performance figures were achieved during a period of significant capital investment, which, as a result, caused the Company's rate of return to temporarily fall below the allowable return set by the New Hampshire Public Utilities Commission (NHPUC). Consequently, the proposed rate case filing planned for 2001, coupled with our aggressive expansion into contract operations, bode very well for increasing revenue during the coming year and beyond.

      Despite having a damper than normal season, your Company continued to grow, and we posted a very good year in many areas of our utility enterprise. Residential real estate is booming in the region, and although the core system in Nashua is reaching "build-out" in terms of undeveloped land available, the systems we've acquired in surrounding towns have continued to grow at a fast rate resulting in 558 total new service connections in 2000. This increased number of customers helped lessen the impact of lower consumption per capita overall.

Regulated Water Operations

Pennichuck is constantly making improvements to ensure reliable delivery of high quality water for its customers, investing nearly $3.5 million in 2000 alone. One of the Company's larger projects is happening in conjunction with the City of Nashua's 10-year program to separate the storm water system from the city sewer system by laying independent pipelines for each. At the same time, Pennichuck is upgrading some of the oldest pipelines in its Nashua core system. During the latest phase of the project, we replaced 7,500 feet of unlined cast-iron water main with cement-lined ductile iron pipe. By working in concert with the City, Pennichuck avoids significant costs for re-paving the streets while improving service to our customers.

      In 2000, Pennichuck completed two new interconnections with Manchester Water Works. The first interconnection provides a more economical supply of water for customers in Londonderry. We installed 12,000 feet of 16-inch water line, constructed a new pumping station and made various system upgrades, and as a result, these customers now receive water purchased directly from Manchester Water Works, giving Londonderry a second water supply and increased fire protection with reduced operating costs. The second interconnection resolved water shortages in our Powder Hill system in Bedford, New Hampshire. The installation of a new 12-inch water line vastly increased water capacity to our service area in Bedford, reducing the need for usage restrictions, while improving water quality due to the lower levels of iron and manganese.

      After 20 years, it was time to rebuild all three pumps in our water treatment facility in Nashua. Originally installed in 1980, these pumps were losing efficiency as their parts began to wear out. Test results showed that, after rebuilding, the efficiency of the 500-horsepower pump increased from 63% to 83% and the two 300-horsepower pumps also gained efficiency by more than 20%. The total rebuild cost was about $34,000 per pump, and will save Pennichuck over $20,000 per year in power costs because we now use significantly less electricity to pump the same amount of water. Currently, we are evaluating the efficiency of all the pumps in our larger booster stations, and where efficiencies are low, rebuilding these pumps, too.

      To help reduce the cost of meter reading, Pennichuck has started implementing radio meter reading in several of our communities. This highly efficient technology utilizes a radio frequency transmitting device, which enables our technicians to read the meters from a vehicle, by simply driving past a property. After a successful pilot test in our Great Bay system in Newmarket, New Hampshire, we expanded the remote meter reading program to other communities. To date, the results are proving to be very cost-effective, especially in those outlying systems that require our technicians to drive some distance, and where properties are spaced far apart.

      Even the cooler, damper summer was not without its benefits. For example, last year production costs for electricity and chemicals were lower than the prior year. Just as important, manpower resources were not stretched to their limit, as they were the previous summer. In 1999, maintenance crews worked overtime implementing demand management programs, and even trucking water to certain communities to ensure an adequate water supply. During the summer of 2000, our crews were free to perform scheduled maintenance and make necessary system repairs. In total, we serviced 1,413 main line gate valves and 2,941 hydrants to help keep the distribution system in peak operating condition. It's much more practical and cost-effective to perform this work during the summer, rather than in the winter when the ground is frozen.

      The proper functioning of gate valves enables us to isolate systems more effectively in the event of an emergency such as water line breaks. Shutdowns are handled much more quickly and fewer customers are impacted.

      Pennichuck continued to expand its Supervisory Control and Data Acquisition (SCADA) system that allows us to monitor remote operations from our treatment plant in Nashua. SCADA means there's always someone monitoring these systems 24 hours a day, seven days a week, 365 days per year. A computer continually evaluates performance data, and if anything is abnormal, SCADA sounds an alarm to alert the operator on duty. As a result, we can identify potential problems much earlier, helping us avert system outages and improving reliability. We also updated some of our older SCADA systems, such as the one in Hudson, New Hampshire, by installing better instrumentation that generates more comprehensive data. In Pittsfield, New Hampshire, we are successfully using a "PC-Anywhere" program that allows us to monitor the operations of this water system via a phone line--anytime and from anywhere online.

      As always, your management team is seeking out new expansion opportunities within the regulated water industry. In 2000, we acquired a small community water system with 28 customers in Hooksett, New Hampshire. This acquisition came at the request of the NHPUC who asked us to consider taking over this system as it had a number of operating deficiencies. Pennichuck was readily able to solve some of the difficulties, including the inadequate supply. We are currently in the process of evaluating several other water systems for potential acquisition, some at the prompting of state regulatory agencies and some that we've discovered ourselves. And at year-end, Pennichuck had filed with the NHPUC to expand franchise operations in the town of Milford, New Hampshire, by encompassing a new 180-home subdivision in a remote section of the town. Pennichuck also signed agreements to acquire two new community water systems in Windham, NH with a total customer base of 218.

      As you may recall, in 1999 Pennichuck and the town of Pittsfield succeeded in gaining a two-year federal grant for $544,000. The purpose of the funding was to replace the 100-year-old pipes in Pittsfield's aging water system, which were causing frequent main breaks. As part of this project, Pennichuck is also extending the municipal water supply to include an industrial park that was previously served by a well, thereby helping Pittsfield's economic development and expansion efforts. In 2000, we completed approximately 60% of the rehabilitation work, replacing over 2,000 feet of pipe. The rest of the project is scheduled to be completed in the spring of 2001. Performing this type of rehabilitation work using federal grant money benefits our customers since it allows us to upgrade systems and improve water quality without having to increase water rates. It's also beneficial to you, our shareholders, because improving the reliability of a water system dramatically reduces ongoing maintenance costs. We are intending to use a similar funding mechanism to pay for rebuilding the distribution system and establishing new wells at a community of mobile homes in Raymond, New Hampshire, that we acquired as part of our acquisition of Pennichuck East Utility's systems in 1998.

      One of the stricter standards now being developed by the United States Environmental Protection Agency (USEPA), will regulate the level of radon that's acceptable in our water supplies. In bedrock wells like those we have here in New England, the granite typically emits a certain amount of radon gas into the water. In anticipation of the pending requirements, Pennichuck has conducted comprehensive testing in all of our 74 individual wells. In the past, we would have used an outside lab, but given the importance and frequency of the testing, we opted to purchase a liquid-scintillation apparatus and bring this capability in-house. Some of our systems have two or three wells feeding into a single pump station, so it is important to sample and measure each well individually. In addition, we've already installed mitigation devices in certain wells, and we need to be able to measure their effectiveness for radon removal. By taking these precautions in advance, Pennichuck is well prepared to meet the projected future standard for a Minimum Contaminant Level (MCL) for radon.

Non-Regulated Water Operations

Over the years, Pennichuck has become extremely proficient in all aspects of operating smaller community water systems. Whether it's financing, building and instituting improvements, or taking care of day-to-day issues like water sampling, repairing or replacing equipment and managing customer concerns, Pennichuck has the expertise. From starting up a new treatment plant, to turning around an unprofitable system and making it financially viable, Pennichuck has done it before, for systems we've owned or acquired in the past. Along the way, we also gained valuable skills, and built a highly trained workforce, such that now, we can leverage these core competencies and offer this same valuable expertise to other customers in the non-regulated arena of the water industry. That's where Pennichuck Water Service Corporation (PWSC), our contract operations subsidiary, comes in.

      Today, simply drinking a glass of water requires a huge act of faith. While stringent standards protecting the quality of municipal and residential water systems have long been in place, it's only recently that the government has started regulating non-transient, non-community water systems. These are defined as public facilities such as schools, daycare centers and apartment buildings, that cater to 25 or more people and are served by a community well. The State of New Hampshire enforces the same standards that are mandated for community water systems. With an estimated 600 non-transient, non-community water systems in New Hampshire, plus many more in Massachusetts, these businesses present a huge opportunity for PWSC as they must now adhere to established water quality and reporting requirements and have their wells monitored and tested by a certified water operator.

      In 1999, we laid the groundwork for expanding into this area of contract operations, and in 2000 PWSC secured 22 certified water operator contracts. Feedback from our customers has been highly encouraging. In the past, the "service" these owners typically received was limited to collecting a water sample, and sending a report to the State. Consequently, the full service expertise of PWSC is proving to be an advantage in this competitive marketplace. This becomes most evident when problems arise, because small-time operators lack the expertise to install any remediation systems, such as an inline disinfection device, which would be a routine procedure for us. These certified operator contracts also provide an extremely attractive financial return for PWSC, because servicing them requires very little upfront investment. We utilize most of the same equipment, vehicles and manpower that we already have. And in the event that a system requires capital investment, it is the responsibility of the owner rather than PWSC.

      In 2000, PWSC began to have a noticeable impact on our total revenues. Revenues from contract operations reached $650,000 by the end of the year. We also implemented a new program to offer a service maintenance plan to our residential customers through PWSC, and we expect this to provide a new source of revenue beginning in 2001. In addition, PWSC continues to submit proposals and pursue opportunities for larger contracts in both New Hampshire and Massachusetts. However, unlike the regulated water industry, large-scale contract operations is proving to be a very highly competitive arena.

Regulatory Issues

Since the late 80s, one of our greatest challenges has been to maintain an appropriate balance between increasing environmental concerns and maintaining our ability to meet the growing demand for water service in our region. Water is invariably at the center of this debate, because if supplies are limited, so too is the potential for future development. However, we are now beginning to see regulations, including the New Hampshire Department of Environmental Services' (NHDES) proposed in-stream flow rule, that directly impact us at Pennichuck. The in-stream flow rule was written as part of a law passed in the late 80s and, would have forced Pennichuck to shut off our intake of water from the Merrimack River during certain times of the year. This would have been extremely detrimental, forcing us to curtail service to customers in certain areas. As a result, we have been working very closely with the State to amend the in-stream flow rule, and help develop new regulatory measures. When these new rules are promulgated and applied, we are confident they will address environmental concerns, and not put service to our customers in jeopardy.

      Pennichuck management recognizes that developing reasonable solutions will require us all to make a compromise in order to satisfy the concerns of all constituencies, including environmental groups, businesses and residents. We respect the notion that there are finite limits to water resources, and that no one's use of water should be at the detriment of the environment. But who is more concerned about our natural resources than a water company? Pennichuck has always pursued professional and responsible management solutions, and we will continue to work with community leaders to find a reasonable balance between environmental concerns and the desire to accommodate long-term growth in the region. More than most, Pennichuck realizes how fortunate we are in New England to have an ample supply of water, and the very real need to protect it for the future.

Future Planning

People are our most important asset, and as we grow, the value of our people also grows. While Pennichuck has added a number of qualified new people, we have also made a sincere commitment to develop those employees we already have. We brought in consultants to coach our management executives on how to manage their staff more effectively. We've implemented training programs to help ensure our employees stay up to date with technological advancements. And we've made it a priority to develop the younger talent who represents the future of your Company. The current economic climate and low unemployment reinforce the need to train and retain our employees. In a service business like ours it is both a blessing and a significant competitive advantage to have such a knowledgeable workforce.

      Technology continues to be an effective tool in helping us achieve greater efficiency and productivity in the face of the needs of our growing company. Currently, Pennichuck is in the process of installing a new enterprise management system, to be implemented in 2001, at a total cost of over $400,000. This program will replace our current work order, payroll, inventory, and purchase order process. The primary benefit of the new system is its ability to interface with most of our software applications, improving our operating efficiency and reporting capabilities.

      In 2000, we also completed a major upgrade to our web site at www.Pennichuck.com. We wanted to make the site more user-friendly, by providing more comprehensive information for our customers and shareholders. The modular design makes the site easy to update, and now, our site has a direct link to NASDAQ, giving you real time stock quotes. For financial reports, or any other news, the Pennichuck web site makes it easy to stay in touch and up-to-the-minute. And, if our customers have a question about their water quality or their bill, they can contact one of our Customer Service Representatives directly and get answers right away.

      After a number of years of steady growth and increased revenues, our corporate headquarters have become a little cramped. Consequently, we are in the process of evaluating various alternatives as we consider relocating to another larger facility. There is a strong sentiment among your management team that we would like Pennichuck to remain within the Nashua area, our home base for over 149 years. However, the limited options available may ultimately force us to look outside the downtown area.

      As we move ahead, Pennichuck is in a very strong position to expand, leveraging our core competencies in operating relatively small community water systems, and exploring opportunities in other non-regulated, water-related markets. In our regulated water operations, we have pursued a concentric growth strategy by establishing a service foothold in relatively distant areas, then in-filling with new customers and servicing other communities in between. While we continue to fill in more and more geographical areas in southern New Hampshire, we are actively looking to add more town-wide franchises not only in the central and northern part of the state, but in border areas of Massachusetts. Our ability to offer a choice of service options, including contract operations as well as acquisition, gives Pennichuck the flexibility to satisfy various specific needs and presents the most attractive solution for many towns and communities.

      In 2000, Pennichuck built the foundation that would allow us to pursue several other initiatives on the non-regulated side of the water business. We intend to capitalize on the growing market for consulting and operating services to non-transient, non-community water systems, and recently began offering a service maintenance plan to our residential customers. We expect that these initiatives will make a significant contribution to our overall financial performance in the years to come.

      To help ensure the long-term viability of our real estate subsidiary, The Southwood Corporation, we are focusing on turning the cash gains from our recent land sales into a sustainable income stream. At the same time, we are working to acquire additional protective land surrounding our water supply. Over the years, when Pennichuck has been able to purchase land that abuts our water supply, we've used it to establish a buffer. Now, we are looking at other parcels, ideally, contiguous to land we already own. Our goal is to take on the additional land and create a buffer for the water supply. Then, we would combine it with other holdings to create a viable, ongoing business opportunity that will provide a sustainable income stream and continue to contribute to your Company's revenues and growth. Southwood's current inventory of real estate is becoming depleted. By purchasing more property around our ponds, we achieve two goals. We'll be providing a valuable source of ongoing revenue, and we'll be helping to protect our watershed for the years to come.

      Over the last few years, Pennichuck has made a considerable effort to increase our visibility within the water industry and in the communities we serve. We've been participating in tradeshows. We've been active in our industry associations. And we've been contacting our customers regularly, by direct mail, via our website, and over the telephone. Today, we are starting to reap the rewards of these proactive marketing efforts. Now the Pennichuck name is known in the industry. Suddenly people are calling us and soliciting our services. More and more referrals are coming at the request of the NHPUC. We have a reputation for providing a good product and providing a good service. Creating a win-win for us and for the communities we serve. At Pennichuck, our business is really beginning to snowball, and we expect that will reflect very positively in our results for 2001, and even more in the coming years.

---------------------------------------------------------------------------
For a quick update on the recent Pennichuck Stock quote, visit us at www.pennichuck.com now with a direct link to NASDAQ.
---------------------------------------------------------------------------

Management's Discussion and Analysis

Introduction

Pennichuck Corporation (the "Company") has five wholly-owned subsidiaries. Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East") and Pittsfield Aqueduct Company, Inc. ("Pittsfield") are involved in water supply and distribution in cities and towns throughout southern and central New Hampshire. These water subsidiaries are regulated by the New Hampshire Public Utilities Commission ("NHPUC") and, as such, they must obtain approval to increase their water rates to recover increases in operating expenses and to obtain the opportunity to earn a return on rate base investments. Pennichuck Water Service Corporation (the "Service Corporation") is involved in non-regulated, water-related services and operations, and The Southwood Corporation ("Southwood") owns, manages and develops real estate.

      As you read Management's Discussion and Analysis, please refer to the Company's Consolidated Financial Statements and Selected Financial Data contained in this Report. You should be aware that in January 1998 we merged with Pittsfield by exchanging 49,428 of our shares for substantially all of the outstanding common stock of Pittsfield. We used the pooling-of-interests method to account for this merger. This methodology requires us to add Pittsfield's historical financial statements with our historical financial statements for all periods which are shown prior to January 30, 1998.

Forward-Looking Statements

In addition to the historical financial information, this report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on several assumptions concerning future events and involve risks, uncertainties and factors which may be beyond the Company's control. As such, they may cause the actual performance of the Company to be materially different from the future results or performance implied by the forward-looking statements contained in this report. Such factors may include, among other things, changes in governmental regulations, changes in the economic and business environment, changes in capital requirements and unusual changes in weather conditions.

      Accordingly, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

In this section, we discuss our 2000, 1999 and 1998 results of operations and the factors affecting them. We begin with a general overview of our basic earnings per share ("EPS") generated by our core businesses.

Earnings per Share of Common Stock

                                          Twelve Months Ended
                                              December 31
                                       2000       1999       1998

Water utility operations              $ .86      $1.18      $1.44
Real estate operations                 1.11        .22        .16
Contract operations
& other                                 .11        .10        .01
                                      -----      -----      -----
Consolidated EPS                      $2.08      $1.50      $1.61
                                      =====      =====      =====

      Our consolidated revenues tend to be significantly affected by weather conditions experienced throughout the year and by sales of major real estate parcels which may occur from time to time (see discussion below). Water revenues are typically at their lowest point during the first and fourth quarters of the calendar year. However, water revenues in the second and third quarters tend to be greater because of increased water consumption for non-essential usage by our customers during the late spring and summer months.

Results of Operations-2000 Compared to 1999

As indicated in the table above, there was a significant shift in the earnings among the Company's core businesses from 1999 to 2000. Although consolidated net income increased nearly 41% to $3.68 million from $2.62 million in 1999, practically all of that increase resulted from the gains on two major land sales by Westwood Park LLC ("Westwood"), in which Southwood has a controlling 60% ownership interest. The impact of those sales alone on earnings per share was $.74 in 2000.

      Our consolidated revenues in 2000 were $23.67 million compared to $17.81 million last year, an increase of $5.86 million, or 33%. Of that increase, $4.9 million was attributable to the two Westwood land sales discussed above.

Water Utility Operations

On a combined basis, net income of our three utilities in calendar year 2000 was approximately $1.52 million, or $538,000 less than in 1999. Of that decrease, nearly $450,000 alone was attributed to Pennichuck, the Company's core water utility subsidiary while net income for Pennichuck East also declined by $107,000.

      Utility operating revenues for 2000 totaled $15.96 million-a 2.25% decrease from 1999. For 2000, approximately 82%, 16% and 2% of our total utility operating revenues were generated by Pennichuck, Pennichuck East and Pittsfield, respectively which was not materially different than in 1999.

      The principal reasons for the decrease in our utility revenues were:

      * A $490,000 decrease in billed consumption within Pennichuck's core system from 1999 to 2000 resulting from the unusually hot and dry months of June and July 1999 compared to the cooler and damper weather conditions experienced in 2000; offset however,

      * By an increase of 2.2% in the number of customers serviced by the three water utilities.

      During 2000, none of our water utility subsidiaries were involved in any rate relief proceedings before the NHPUC. However, the combined return on our utilities' rate base investment has declined to 7.29%, or 113 basis points below the combined allowable return as currently approved by the NHPUC. Principally all of that shortfall has occurred within the Company's core utility, Pennichuck. Given this fact, Pennichuck expects to file for rate relief during the second quarter of 2001. Pennichuck's recent returns have also been adversely affected by nearly $5.2 million of new rate base investment and $1.25 million of additional operating expenses since its last rate filing in 1997. At this time, Pennichuck has not determined the percentage increase it intends to request and typically such rate case proceedings may take six to nine months before new rates become effective.

      The expenses of operating our water utility business include such broad categories as:

      *  water treatment and purification,

      *  pumping and other distribution system functions,

      *  general and administrative functions,

      *  depreciation on existing operating assets, and

      *  taxes other than income taxes (principally property taxes).

      Our utility operating expenses increased by $609,000, or 5.5%, to $11.6 million for the twelve months ended December 31, 2000. That increase is attributable to (i) $189,000 of additional depreciation expense and $89,000 of additional property taxes incurred by our three utilities during 2000 reflecting their $3.5 million net investment in new plant assets during 2000 and $4.7 million in 1999 and (ii) approximately $160,000, or 4.9%, for additional administrative costs, primarily health insurance and other benefit costs. As a result of the decrease in utility revenues and increase in utility expenses from 1999 to 2000, the utilities' combined operating income as a percentage of combined utility revenues decreased from 32.6% to 27.2%, respectively.

Real Estate and Other Operations

Net income from our real estate and other operations was $2.16 million and $557,000 for the twelve months ended December 31, 2000 and 1999, respectively. The following table provides a breakout of net income by business segment for the past two years.

                                   2000           1999

Real estate                     $1,963,000      $381,000
Contract operations                 97,000        56,000
Other                              102,000       120,000
                                ----------      --------
Total                           $2,162,000      $557,000
                                ==========      ========

      Real estate earnings during 2000 were positively impacted by two principal land sales and by Southwood's continued involvement in residential joint ventures. The two major land sales alone accounted for nearly $1.22 million in net income for 2000. There were no such major land sales in 1999.

      In 2000, real estate revenues increased to $6.99 million compared to $860,000 in 1999 for the following reasons:

      * $5.49 million from the sale of two land parcels by Westwood Park, LLC in which Southwood has a 60% ownership interest,

      * $1.33 million from two residential partnerships in which Southwood has a 50% ownership, and

      * $100,000 from the sale of a one-half interest in a 6.3 acre land parcel to a local developer.

      In connection with the last item, Southwood and its partner conveyed their respective interests into a limited liability corporation known as Heron Cove Office Park II ("HECOP II") which constructed and owns a 42,000 square foot office building. In 1999, Southwood entered into a similar transaction in which it sold a one-half interest in a separate land parcel for $72,000 and established Heron Cove Office Park I LLC ("HECOP I") which owns a 39,000 square foot office building. For the years ended December 31, 2000 and

1999 respectively, Southwood recorded $48,000 and $33,000 as its 50% share of operating losses from HECOP I and HECOP II. Both of these buildings were fully leased to third parties at December 31, 2000.

      The robust housing market in southern New Hampshire during 2000 is reflected in the performance of the two residential partnerships in which Southwood participated last year. Ayers Crossing LLC was formed for the construction and sale of 7 homes which was begun and concluded in calendar year 2000. Heron Cove LLC began construction and sales in 1999 that continued throughout 2000. In 2000, Heron Cove LLC sold 42 homes to third parties compared to 30 homes in 1999. The remaining 15 homes, which are currently under purchase and sales contracts, are expected to be sold by the end of the third quarter in 2001.
      Revenues from contract operations conducted by the Service Corporation during 2000 increased $111,000 over 1999 to $650,000. Of that increase, nearly $80,000 was derived from 22 new contracts under which the Service Corporation performs various water-related monitoring, maintenance, testing and compliance reporting services for water systems throughout New Hampshire. Other operating revenues totaling $68,000 in 2000 and $78,000 in 1999 were derived from sundry lease and laboratory activities conducted by the Company and the Service Corporation.

      The operating expenses associated with our real estate and other non-utility activities increased significantly from $728,000 in 1999 to $2.84 million in 2000. Of that increase, $1.87 million relates to the allocated land and development costs associated with the Westwood land sales discussed earlier. The remaining non-utility operating costs in 2000 are principally comprised of (i) $505,000 for contract operations and other services, (ii) $73,000 of property taxes on Southwood's landholdings and
(iii) $250,000 for property management and other costs associated with Southwood's real estate activities.

Results of Operations-1999 Compared to 1998

For calendar year 1999, our consolidated net income increased 24% to $2.62 million from $2.1 million in 1998 while our basic earnings per share decreased to $1.50 from $1.61 last year. However, for 1999, the basic earnings per share calculations included the dilutive effect of an additional 483,000 new common shares which were issued by us in our November 1998 common equity offering. Those additional shares represented a 39% increase in our then outstanding common shares.

Water Utility Operations

Utility operating revenues for 1999 totaled $16.3 million-a $1.36 million increase over the same period in 1998. For 1999, approximately 81%, 16% and 3% of our total utility operating revenues were generated by Pennichuck, Pennichuck East and Pittsfield, respectively.

      The principal reasons for our utility revenue growth in 1999 were:

      * additional revenues of $556,000 in 1999 from Pennichuck East which began its operations in April 1998,

      * additional billed revenues of approximately $450,000 from a 16.8% rate increase granted to Pennichuck which became effective on April 1, 1998, and

      * additional revenues of approximately $350,000 resulting from increased water consumption within Pennichuck's core and community systems due to the unusually hot and dry months of June and July 1999 and a 1.5% overall growth rate in new customers.

      Our operating expenses increased by $1.1 million, or 11.2%, to $11 million for the twelve months ended December 31, 1999. That increase is attributable to (i) $312,000 of new operations and maintenance costs relating to the addition of Pennichuck East which began operations in April 1998, (ii) $229,000 of additional depreciation expense and $83,000 of additional property taxes incurred by our three utilities during 1999 as a result of their $4.7 million net investment in new plant assets during 1999 and $3.7 million in 1998 and (iii) approximately $302,000 of additional production and treatment costs incurred during 1999 due to the increased consumption discussed earlier. The combined utility operating income as a percentage of combined utility revenues decreased from 33.9% in 1998 to 32.6% in 1999.

Real Estate and Other Operations

For the twelve months ended December 31, 1999 and 1998, the revenues from all of our real estate and other activities totaled $1.48 million and $2.42 million, respectively. Of those amounts, approximately $860,000 and $1.91 million relate to real estate revenues which we earned during those comparative periods, respectively.

      In 1999, Southwood's revenues included the following:

      * $714,000 from partnership activities earned through its 50% ownership interest in two residential joint ventures,

      * $85,000 of option fee income earned under a development option agreement with a regional developer, and

      * a pretax gain of $72,000 from the sale of a one-half interest in a land parcel to a local developer.

      Fiscal year 1998 real estate revenues included approximately $1.38 million from the sale of a major tract of land by Westwood Park, LLC. Westwood's pretax operating loss for 1999 was $73,000, resulting primarily from real estate taxes and interest on an outstanding construction loan.

      Revenues from other operating activities during 1999 included $539,000 for contract operations and laboratory analyses performed by the Service Corporation and $79,000 from lease and miscellaneous income. For the same period in 1998, revenues of the Service Corporation were approximately $436,000 consisting of $270,000 in contract operations income and $65,000 of sundry revenues. In April 1998, the Service Corporation signed a five year contract with the neighboring Town of Hudson, New Hampshire.

      The operating expenses associated with our real estate and other non-utility activities decreased from $1.78 million in 1998 to $728,000 in 1999. Of that decrease, $1.1 million relates to the allocated land and development costs associated with the 1998 Westwood land sale discussed earlier. The non-utility operating costs in 1999 are principally comprised of (i) $486,000 for contract operations and other services, (ii) $68,000 of property taxes on Southwood's landholdings, and (iii) $174,000 for property management and other costs associated with Southwood's real estate activities, including the $73,000 Westwood loss discussed above.

Liquidity and Financial Condition

The following paragraphs discuss the financial condition of the Company and its wholly-owned subsidiaries. This discussion focuses primarily on the adequacy of available capital needed for our business activities.

      Over the past two years, the primary sources of cash needed for normal operating activities, capital projects and dividend payments were available cash from the Company's short-term investments and from the operating cash flow generated from day-to-day business activities. During previous periods when available cash and operating cash flow were not sufficient, we have borrowed funds under a revolving loan facility (the "Loan Agreement") with our bank. The Loan Agreement allows the Company and its subsidiaries to borrow up to $2.5 million at interest rates tied to the bank's cost of funds or LIBOR, whichever is lower. However, during 2000 and 1999, there were no borrowings outstanding under this Loan Agreement.

      For the year ended December 31, 2000, the Company's cash position increased $1.29 million principally as a result of $2.45 million of operating cash flow generated by Southwood's real estate operations which was offset by cash needs of $1.16 million by our water utility business. Given the one-time nature of the real estate sales that occurred in 2000, it is likely that the positive consolidated cash flow generated by the Company in 2000 may not be repeated in 2001. Throughout 2000 and 1999, any available excess cash was invested in short-term money market funds and as a result, the Company realized approximately $141,000 in interest income last year and $169,000 in 1999. For 2001, our cash flow needs are expected to be met from internally-generated funds and, if needed, from short-term investments which totaled $3.73 million available at the end of 2000.

      Our capital expenditures in 2000 totaled $7.47 million, of which approximately $4.2 million was in the form of contributions in aid of construction from grants and area developers. Practically all of our capital expenditures in 2000 were for projects relating to our water utility business. The more significant projects included:

      * $1.33 million for an interconnection with an adjoining municipal water system and our franchise in Londonderry, New Hampshire.

      * $915,000 for replacing aging distribution mains in Nashua and Pittsfield, New Hampshire.

      * $832,000 for various new main installations and system upgrades in Pennichuck's and Pennichuck East's community systems.

      * $236,000 for the initial phase of software and system development of a Company-wide enterprise resource planning program.

      The remaining items in the Company's 2000 capital program reflect expenditures for ongoing, routine investment in new meters, services, distribution mains and hydrants, and sundry system improvements. For 2001, we expect that our total expenditures for capital projects will be approximately $7.57 million, of which $1.24 million is expected to be funded by contributions in aid of construction, state grants and low-interest, state revolving loans. The remainder is expected to be funded by internally-generated cash and from our short-term investments.

      Over the next several years, Pennichuck expects that its capital investment program will include significant expenditures for replacing aging distribution mains in Nashua and in certain smaller community water systems. In 1999, the City of Nashua (the "City") began a public works program mandated by the United States Environmental Protection Agency ("USEPA") requiring the City to separate its stormwater runoff and sewer discharge systems over the next 10 years. Pennichuck will take the opportunity to replace any aged or deteriorating water mains in those sections where the City is performing its sewer separation work. In the past 2 years, Pennichuck has spent approximately $1.1 million replacing its aged mains and its 2001 capital budget includes $1.13 million for similar work. It is likely that Pennichuck will continue to spend $1 to $2 million annually on replacing its aging infrastructure within Nashua.

      The Consolidated Balance Sheet at December 31, 2000 and 1999 also reflects a line item captioned "Minority interest" totaling $1.15 million and $295,000, respectively. This represents a 40% interest held by a third party in Westwood Park LLC ("Westwood"), a real estate development venture. Southwood owns the remaining 60% majority interest in Westwood, whose financial statements are included in the accompanying consolidated financial statements.

Dividend Reinvestment and Common Stock Purchase Plan

We offer a Dividend Reinvestment and Common Stock Purchase program which is available to our shareholders. Under this program, our shareholders may reinvest all or a portion of their common dividends into shares of common stock at a 5% discount from prevailing market prices. We also accept optional cash payments to purchase additional shares at 100% of the prevailing market prices. Since its inception in 1993, this program has provided the Company with nearly $1.35 million of additional common equity.

Environmental Matters

Our water utility subsidiaries are subject to the water quality regulations set forth by the USEPA and the New Hampshire Department of Environmental Services ("NHDES"). The USEPA is required to periodically set new maximum contaminant levels for certain chemicals as required by the federal Safe Drinking Water Act ("SDWA"). The quality of our treated water currently meets or exceeds all standards set by the USEPA and the NHDES We do not anticipate that any significant capital expenditures for regulatory compliance will be required in the next three years given the present water quality standards set by the SDWA and those proposed standards for the year 2001. However, increased monitoring and reporting standards have led to additional operating costs for us. Additional monitoring and testing costs arising from USEPA and NHDES mandates should eventually be recouped through water rates in our utilities' next rate filings.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." While not material, the effect of this Statement is discussed in "Note C-Debt" to the Notes to Consolidated Financial Statements.

(Graphics: Water Street Building illustration upper right)

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

Senior Board of Directors
John C. Collins

Executive Officers
Maurice L. Arel, President, Chief Executive Officer
Stephen J. Densberger, Executive Vice President
Charles J. Staab, Vice President, Chief Financial Officer and Treasurer Bonalyn J. Hartley, Vice President-Controller
Donald L. Ware, Vice President, Chief Engineer

Corporate Secretary
James L. Sullivan Jr., Esquire

Auditor's Report

REPORT OF ARTHUR ANDERSEN LLP, INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Pennichuck Corporation:

      We have audited the accompanying consolidated balance sheets of Pennichuck Corporation and subsidiaries (a New Hampshire corporation) as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennichuck Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
February 2, 2001

Consolidated Balance Sheets

PENNICHUCK CORPORATION AND SUBSIDIARIES

ASSETS                                          Year Ended December 31
                                                2000              1999

Property, Plant and Equipment
  Land                                      $  1,211,903      $    998,458
  Buildings                                   23,201,005        22,498,206
  Equipment                                   65,948,723        58,619,793
  Construction work in progress                  528,542           954,773
                                            ------------      ------------
                                              90,890,173        83,071,230
  Less accumulated depreciation              (22,452,617)      (20,066,457)
                                            ------------      ------------
                                              68,437,556        63,004,773

Current Assets
  Cash                                         3,731,634         2,437,674
  Restricted cash                              1,002,855               897
  Accounts receivable, net of reserves
   of $37,000 in 2000 and 1999                 1,395,606         1,333,072
  Unbilled revenue                             1,198,000         1,175,955
  Refundable income taxes                        370,134           271,312
  Materials and supplies, at cost                354,002           311,712
  Prepaid expenses and other current
   assets                                        400,896           467,587
                                            ------------      ------------
                                               8,453,127         5,998,209

Other Assets
  Deferred land costs                          2,521,560         3,753,144
  Deferred charges and other assets            2,751,353         2,430,389
  Investment in real estate partnerships         716,410           394,329
                                            ------------      ------------
                                               5,989,323         6,577,862

                                            $ 82,880,006      $ 75,580,844
                                            ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

PENNICHUCK CORPORATION AND SUBSIDIARIES

STOCKHOLDERS' EQUITY AND LIABILITIES            Year Ended December 31
                                                2000              1999


Stockholders' Equity
  Common stock - $1 par value - authorized
   11,500,000 shares in 2000 and 5,000,000
   shares in 1999; issued 1,769,736 in
   2000 and 1,761,070 shares in 1999        $  1,769,736      $  1,761,070
  Additional paid in capital                  14,667,282        14,457,786
  Retained earnings                           12,342,510        10,361,038
                                            ------------      ------------
                                              28,779,528        26,579,894
  Less cost of 7,346 shares of common
   stock in treasury in 2000 and
   14,418 shares in 1999                        (183,895)         (322,585)
                                            ------------      ------------
                                              28,595,633        26,257,309
Minority Interest                              1,149,673           294,809

Preferred stock, no par value, 100,000
 shares authorized, no shares issued in
 2000 and 1999                                        --                --

Long-term debt, less current portion          26,917,860        27,223,378
Current Liabilities
  Current portion of long-term debt              319,155         1,042,593
  Accounts payable                               724,832           479,333
  Accrued interest payable                       415,685           382,703
  Other current liabilities                    1,013,280         1,115,537
                                            ------------      ------------
                                               2,472,952         3,020,166

Commitments and Contingencies                         --                --

Deferred Credits and Other Reserves
  Deferred income taxes                        5,320,538         4,360,463
  Deferred investment tax credits              1,065,246         1,098,282
  Regulatory liability                         1,179,689         1,194,870
  Post-retirement health benefit
   obligation                                    593,267           518,285
  Customer advances and other liabilities        258,304           313,177
                                            ------------      ------------
                                               8,417,044         7,485,077

Contributions in Aid of Construction          15,326,844        11,300,105
                                            ------------      ------------

                                            $ 82,880,006      $ 75,580,844
                                            ============      ============

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

PENNICHUCK CORPORATION AND SUBSIDIARIES

                                                       Year Ended December 31
                                               2000             1999             1998

Revenues
  Water utility operations                  $15,963,540      $16,331,633      $14,972,347
  Real estate and other operations            7,707,936        1,477,625        2,422,447
                                            -----------      -----------      -----------
                                             23,671,476       17,809,258       17,394,794

Operating Expenses
  Water utility operations                   11,614,329       11,005,271        9,898,732
  Real estate and other operations            2,841,227          728,083        1,776,938
                                            -----------      -----------      -----------
                                             14,455,556       11,733,354       11,675,670

Operating Income                              9,215,920        6,075,904        5,719,124

Other income                                    183,086          170,305           33,586
Interest expense                             (1,991,488)      (2,024,601)      (2,263,636)
                                            -----------      -----------      -----------

Income Before Provision for Income Taxes      7,407,518        4,221,608        3,489,074

Provision for Income Taxes                    2,869,993        1,625,212        1,342,405
                                            -----------      -----------      -----------

Net Income Before Minority Interest           4,537,525        2,596,396        2,146,669

Minority Interest in Loss (Earnings) of
 Westwood Park LLC                             (854,864)          19,269          (40,616)
                                            -----------      -----------      -----------

Net Income                                  $ 3,682,661      $ 2,615,665      $ 2,106,053
                                            ===========      ===========      ===========

Earnings Per Common Share:
  Basic                                           $2.08            $1.50            $1.61
  Diluted                                         $2.07            $1.49            $1.59

Weighted Average Shares Outstanding:
  Basic                                       1,770,575        1,745,698        1,306,286
  Diluted                                     1,776,954        1,755,659        1,327,383

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

PENNICHUCK CORPORATION AND SUBSIDIARIES

                                            Common          Common       Additional Paid     Retained       Treasury
                                         Stock-Shares    Stock-Amount      in Capital        Earnings        Stock

Balances at December 31, 1997             1,213,001       $1,213,001       $ 5,229,727      $ 8,199,557    $ (52,940)

Net income                                                                                    2,106,053
Common stock offering, net                  483,000          483,000         8,319,337
Dividend reinvestment plan                   12,322           12,322           194,027
Common dividends declared -
 $.79 per share                                                               (970,196)
Exercise of stock options                     6,378            6,378            52,785           (6,300)
Retirement of repurchased shares               (465)            (465)           (5,248)
Directors' deferred compensation plan                                           30,131
                                          ---------       ----------       -----------      -----------    ---------

Balances at December 31, 1998             1,714,236        1,714,236        13,820,759        9,335,414      (59,240)

Net income                                                                                    2,615,665
Dividend reinvestment plan                   12,600           12,600           268,169
Common dividends declared -
 $.92 per share                                                                              (1,590,041)
Exercise of stock options                    34,234           34,234           347,946                      (279,783)
Common equity issuance costs                                                   (10,000)
Directors' fees and other deferred
 compensation plan                                                              30,912                        16,438
                                          ---------       ----------       -----------      -----------    ---------

Balances at December 31, 1999             1,761,070        1,761,070        14,457,786       10,361,038     (322,585)

Net income                                                                                    3,682,661
Dividend reinvestment plan                    4,055            4,055           134,490                       142,432
Common dividends declared -
 $.97 per share                                                                              (1,701,189)
Exercise of stock options                     4,611            4,611            50,786                       (44,953)
Directors' fees and other deferred
 compensation plan                                                              24,220                        41,211
                                          ---------       ----------       -----------      -----------    ---------
Balances at December 31, 2000             1,769,736       $1,769,736       $14,667,282      $12,342,510    $(183,895)
                                          =========       ==========       ===========      ===========    =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

PENNICHUCK CORPORATION AND SUBSIDIARIES

                                                                     Year Ended December 31
                                                             2000            1999             1998

Operating Activities:
  Net income                                              $ 3,682,661     $ 2,615,665     $  2,106,053
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization                           3,171,766       2,141,767        1,935,581
    Amortization of deferred investment tax credits           (33,036)        (33,036)         (33,036)
    Provision for deferred income taxes                       944,895         926,574          651,575
  Changes in assets and liabilities:
    Accounts receivable and unbilled revenue                  (84,579)       (177,698)        (576,443)
    Refundable income taxes                                   (98,822)       (219,793)         (38,548)
    Materials and supplies                                    (42,290)          8,032         (111,912)
    Prepaid expenses                                          322,670           2,765           14,077
    Deferred charges and other assets                        (176,809)       (865,345)      (1,594,872)
    Accounts payable and accrued expenses                     (79,755)        403,258          389,865
    Other                                                      78,796          96,166           18,713
                                                          -----------     -----------     ------------
Net cash provided by operating activities                   7,685,497       4,898,355        2,761,053
Investing Activities:
  Purchases of property, plant & equipment                 (7,740,316)     (6,735,185)     (11,278,815)
  Contributions in aid of construction                      4,191,247       2,012,082          676,190
  (Increase) decrease in restricted cash                   (1,001,958)           (258)         905,129
  (Increase) decrease in investment in
   real estate partnerships                                  (322,081)       (231,148)         154,942
                                                          -----------     -----------     ------------
Net cash (used) in investing activities                    (4,873,108)     (4,954,509)      (9,542,554)
Financing Activities:
  Proceeds from long-term borrowings                           12,860         263,198        9,446,395
  Proceeds from common stock offering, net                         --              --        8,802,337
  Payments on long-term debt                               (1,041,816)       (182,224)      (4,259,016)
  Net (decrease) in notes payable to bank                          --              --       (3,680,000)
  Increase (decrease) in minority interest                    854,864         (19,269)         314,078
  Dividends paid                                           (1,701,189)     (1,590,041)        (970,197)
  Proceeds from dividend reinvestment
   plan and other, net                                        356,852         420,516          281,631
                                                          -----------     -----------     ------------
  Net cash (used in) provided by financing activities      (1,518,429)     (1,107,820)       9,935,228
Increase (decrease) in cash                                 1,293,960      (1,163,974)       3,153,727
Cash at beginning of year                                   2,437,674       3,601,648          447,921
                                                          -----------     -----------     ------------
Cash at end of year                                       $ 3,731,634     $ 2,437,674     $  3,601,648
                                                          ===========     ===========     ============

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

PENNICHUCK CORPORATION AND SUBSIDIARIES

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of Pennichuck Corporation and subsidiaries are as follows:

      Basis of Presentation: The consolidated financial statements include the accounts of Pennichuck Corporation, an investor-owned holding company (the "Company") and its subsidiaries, Pennichuck Water Works, Inc. ("Pennichuck"), Pennichuck East Utility, Inc. ("Pennichuck East"), Pittsfield Aqueduct Company, Inc. ("Pittsfield"), Pennichuck Water Service Corporation (the "Service Corporation") and The Southwood Corporation ("Southwood").

      Nature of Operations: Pennichuck, Pennichuck East and Pittsfield (collectively referred to as the "Company's utility subsidiaries") are engaged principally in the gathering and distribution of potable water to approximately 27,700 customers in southern and central New Hampshire. The Service Corporation is involved in providing non-regulated, water-related services to over 5,000 customers while Southwood owns, manages and develops real estate.

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

      Property, Plant and Equipment: Property, plant and equipment, which includes principally the water utility assets of the Company's utility subsidiaries, is recorded at cost plus an allowance for funds used during construction ("AFUDC") on major additions. The provision for depreciation is computed on the straight-line method over the estimated useful lives of the assets including property funded with contributions in aid of construction ("CIAC"). The useful lives range from 6 to 90 years and the average composite depreciation rate was 2.55% and 2.24% in 2000 and 1999, respectively.

      Maintenance, repairs and minor improvements are charged to expense as incurred. Improvements which significantly increase the value of property, plant and equipment are capitalized.

      Allowance for Funds Used During Construction: AFUDC represents a non-cash credit to income with a corresponding charge to plant in service. AFUDC amounts reflect the cost of borrowed funds and, if applicable, equity capital when used to fund major plant construction projects. Such AFUDC amounts were immaterial for 2000, 1999 and 1998.

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

      Regulatory Assets: The Company's utility subsidiaries are subject to the provisions of Statement of Financial Accounting Standard ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulations." Such utility subsidiaries have recorded certain regulatory assets in cases where the New Hampshire Public Utilities Commission (the "NHPUC") has permitted, or is expected to permit, recovery of these costs over future periods. Included in deferred charges and other assets are regulatory assets totaling $961,235 and $789,671 at December 31, 2000 and 1999, respectively.

      Deferred Land Costs: Included in deferred land costs are Southwood's original basis in its landholdings and developmental costs for its Corporate Park. Deferred land costs are stated at the lower of cost or market.

      Investment in Partnerships: Southwood is a 50% general partner in two residential development projects and has sold certain parcels of land to those partnerships in exchange for promissory notes. Revenues relating to the sales of those parcels are deferred until the lots are ultimately sold to third parties. Real estate transactions are presented using the cost recovery method. Under this method, any deferred gain and related note receivable are offset for financial statement purposes. Southwood's investment in these partnerships is recorded using the equity method of accounting. As of December 31, 2000 and 1999, the notes receivable balance

NOTE A - SIGNIFICANT ACCOUNTING POLICIES continued

was $172,500 and $655,500, respectively, which was offset by the deferred gain of approximately $170,000 and $645,000, in 2000 and 1999, respectively.

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

      Earnings Per Share: The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the twelve months ended December 31, 2000, 1999 and 1998.

                                                                Year Ended
                                                    2000           1999           1998

Basic earnings per share                              $2.08          $1.50          $1.61
Dilutive effect of unexercised stock options           (.01)          (.01)          (.02)
                                                 ----------     ----------     ----------
Diluted earnings per share                            $2.07          $1.49          $1.59
                                                 ==========     ==========     ==========

Numerator:
Basic net income                                 $3,682,661     $2,615,665     $2,106,053
                                                 ==========     ==========     ==========

Diluted net income                               $3,682,661     $2,615,665     $2,106,053
                                                 ==========     ==========     ==========

Denominator:
Basic weighted average shares outstanding         1,770,575      1,745,698      1,306,286
Dilutive effect of unexercised stock options          6,379          9,961         21,097
                                                 ----------     ----------     ----------
Diluted weighted average shares outstanding       1,776,954      1,755,659      1,327,383
                                                 ==========     ==========     ==========

NOTE B - INCOME TAXES

The components of the federal and state income tax provision at December 31 are as follows:

                                                    2000           1999           1998

Federal                                          $2,309,552      $1,320,519      $1,088,849
State                                               593,477         337,729         286,592
Amortization of investment tax credits              (33,036)        (33,036)        (33,036)
                                                 ----------     ----------     ----------
                                                 $2,869,993      $1,625,212      $1,342,405
                                                 ==========     ==========     ==========

Currently payable                                $2,220,703      $  816,062      $  856,765
Deferred                                            649,290         809,150         485,640
                                                 ----------     ----------     ----------
                                                 $2,869,993      $1,625,212      $1,342,405
                                                 ==========     ==========     ==========

The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate for 2000, 1999 and 1998:

                                                    2000           1999           1998

Statutory federal rate                                34.0%           34.0%           34.0%
State tax rate, net of federal benefit                 5.3             5.3             5.4
Amortization of investment tax credits                 (.6)            (.8)            (.9)
                                                 ----------     ----------     ----------

Effective tax rate                                    38.7%           38.5%           38.5%
                                                 ==========     ==========     ==========

NOTE B - INCOME TAXES continued

      The Company made income tax payments of $1,349,149, $858,892 and $802,564 in 2000, 1999 and 1998, respectively.

      The Company did not have any alternative minimum tax credits available at December 31, 2000 compared to $65,522 available at the end of 1999.

      The Company has a regulatory liability related to income taxes of $1,179,689 and $1,194,870 at December 31, 2000 and 1999, respectively. This represents the amount of deferred taxes recorded at rates higher than currently enacted rates and the impact of deferred investment tax credits on future revenue. The liability is being amortized consistent with the Company's ratemaking treatment.

The temporary items that give rise to the net deferred tax liability at December 31, 2000 and 1999 are as follows:

Liabilities:                                                            2000            1999

Property related                                                     $6,887,537      $6,171,627
Other                                                                   585,749         330,757
                                                                     ----------      ----------
                                                                      7,473,286       6,502,384

Assets:
Investment tax credits                                                  672,992         688,173
Regulatory liability                                                    506,697         197,282
Alternative minimum tax carryforward                                        ---          65,522
Taxes on contributions in aid of construction                           766,187         832,288
Other                                                                   206,872         358,656
                                                                     ----------      ----------
                                                                      2,152,748       2,141,921

Net Deferred Tax Liabilities                                         $5,320,538      $4,360,463
                                                                     ==========      ==========

NOTE C - DEBT

Long-term debt at December 31 consists of the following:

Unsecured notes payable to various insurance companies:                2000             1999

  9.10%, due April 1, 2005                                          $ 3,500,000      $3,500,000
  7.40%, due March 1, 2021                                            8,000,000       8,000,000

Unsecured Industrial Development Authority Revenue Bond
 1988 Series, 7.50%, due July 1, 2018                                 1,170,000       1,235,000

Unsecured Business Finance Authority
 1994 Revenue Bond (Series A), 6.35%, due December 1, 2019            2,880,000       2,940,000

Unsecured Business Finance Authority
 1994 Revenue Bond (Series B), 6.45%, due December 1, 2016            1,670,000       1,860,000

Unsecured Business Finance Authority
 1997 Revenue Bond, 6.30%, due May 1, 2022                            4,000,000       4,000,000

Secured notes payable to bank, floating rate, due April 8, 2005       6,000,000       6,000,000

Unsecured New Hampshire State Revolving Fund Loan, 3.8%,
 due November 1, 2020                                                    12,860             ---

Mortgage construction loan to bank at LIBOR plus 175 points
 due September 11, 2000                                                    ----         709,593
Capitalized lease obligation                                              4,155          21,378
                                                                    ---------------------------
                                                                     27,237,015      28,265,971
Less current portion                                                    319,155       1,042,593
                                                                    ---------------------------
                                                                    $26,917,860     $27,223,378
                                                                    ===========================

NOTE C - DEBT continued

      The 1994 Series A and B Bonds are not subject to optional redemption until 2004 at which time they may be redeemed in whole or in part at a premium not to exceed 2% and may be redeemed at par on or after December 1, 2008. The notes and bonds payable require periodic interest payments (either monthly or semi-annually) which are based on the outstanding principal balances. The aggregate principal payment requirements subsequent to December 31, 2000 are as follows:

      2001                                       319,155
      2002                                       315,000
      2003                                       315,000
      2004                                       315,000
      2005                                       315,000
      2006 and thereafter                     25,657,860

      The note and bond agreements require, among other things, the maintenance of certain financial ratios and restrict the payment or declaration of dividends by Pennichuck. Under Pennichuck's most restrictive covenant, cumulative common dividend payments or declarations by Pennichuck subsequent to December 31, 1989 are limited to cumulative net income earned after that date plus $1,000,000. At December 31, 2000, approximately $4,056,000 of Pennichuck's retained earnings was unrestricted for payment or declaration of common dividends.

      During 2000, 1999 and 1998, the Company paid interest of $1,905,473, $1,967,318 and $2,200,659, respectively. The Company has available a $2,500,000 unsecured, revolving credit facility with a bank and during 2000 and 1999, there were no outstanding borrowings under this facility. Any subsequent outstanding borrowings would be due on June 30, 2002.

      The Company has entered into interest rate exchange agreements to mitigate interest rate risks associated with its floating-rate loans. The agreements provide for the exchange of fixed rate interest payment obligations for floating rate interest payment obligations on notional amounts of principal. The net amounts paid and received under the agreements are reflected as interest expense.

      On April 24, 1998, the Company entered into two interest rate swap agreements at a fixed rate of 6.50%. The notional amount of the debt for which interest rate exchanges have been entered into under these agreements is $6,000,000 at December 31, 2000. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Deferral of the Effective Date of SFAS No. 133 and SFAS No. 138, An Amendment to SFAS No. 133, establishes certain accounting and reporting standards requiring every derivative instrument to be recorded in the Company's balance sheet as either an asset or liability measured at its fair value. These Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting treatment for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company completed its review and implementation of SFAS No. 133, effective January 1, 2001. The Company has taken an inventory of its contracts and determined that the interest rate swap contract mentioned above represents a derivative under SFAS No. 133. This contract qualifies for hedge accounting under SFAS No. 133. The Company does not expect this contract to have a material effect on the financial position or results of operations of the Company.

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments included in the accompanying Consolidated Balance Sheet as of December 31, 2000 is as follows:

                                  Carrying Value      Fair Value

Long-term debt                     $27,237,015        $28,818,000
Interest rate swaps                $       -0-        $  (213,000)

      There are no quoted market prices for the Company's various long-term debt issues and thus, their fair values have been determined based on quoted market prices for securities similar in nature and in remaining maturities. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled. The fair market value of the Company's interest rate swaps represents the estimated unrealized gain to terminate these agreements based upon current interest rates.

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

      The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31:

Actuarial present value of benefit obligations:                           2000            1999

  Accumulated benefit obligation, including vested benefits of
   $2,737,758 in 2000 and $2,268,511 in 1999                           $ 2,772,035     $ 2,280,267
                                                                       ===========     ===========

Projected benefit obligation for service rendered to date               (3,299,694)     (2,978,617)
Plan assets at a fair value (insurance contracts)                        3,294,074       3,223,705
                                                                       -----------     -----------
Plan assets in excess of (less than) projected benefit obligation           (5,620)        245,088
Prior service costs                                                          5,951           6,736
Unrecognized net loss from past experience different from that
 assumed and effects of changes in assumptions                             454,327         176,568
Unrecognized net transition asset                                          (83,258)        (97,065)
                                                                       -----------     -----------
Prepaid pension cost included in deferred charges and other assets     $   371,400     $   331,327
                                                                       ===========     ===========

Net pension cost for 2000, 1999 and 1998 includes the following components:

                                                       2000           1999           1998

Service cost - benefits earned during the period     $ 189,730      $ 186,006      $ 149,581
Interest cost on projected benefit obligation          219,624        201,832        180,820
Expected return on plan assets                        (277,061)      (255,738)      (226,636)
Amortization of (gains) and deferrals                  (11,374)        (1,536)       (12,708)
                                                     ---------      ---------      ---------
Net periodic pension cost                            $ 120,919      $ 130,564      $  91,057
                                                     =========      =========      =========

      For the years ended December 31, 2000 and 1999, the actuarial present value of the projected benefit obligation was determined using a discount rate of 7.5% and an assumed rate of increase in future compensation levels of 5%. The expected long-term rate of return on plan assets was 9% in 2000, 1999 and 1998.

SALARY DEFERRAL PLAN

      In addition, the Company has a salary deferral plan covering substantially all full-time employees. Under this plan, the Company matches 100% of the first 3% of the employee's salary contributed to the plan. The matching employer's contributions were $101,644, $91,469 and $78,312, respectively, for 2000, 1999 and 1998.

OTHER POST-RETIREMENT BENEFITS

      The Company provides post-retirement medical benefits to current and retired employees, which are payable upon reaching normal retirement date. Future benefits payable to current employees are capped based on the actual percentage of wage and salary increases earned from the plan inception date to normal retirement date. The accumulated benefit obligation, unrecognized transition obligation and net periodic post-retirement benefit cost for the years ended December 31, 2000 and 1999 are as follows:

Accumulated post-retirement benefit obligation:        2000           1999

  Current active employees                          $(501,269)     $(447,740)
  Retirees                                           (152,434)      (152,434)
                                                    ---------      ---------
    Total                                            (653,703)      (600,174)
Plan assets at fair value                             145,052         72,335
                                                    ---------      ---------
Funded status (underfunded)                          (508,651)      (527,839)
Unrecognized net (gain)                              (109,844)      (119,911)
Unrecognized prior service cost                        95,600        110,100
Unrecognized transition obligation                     60,800         91,700
                                                    ---------      ---------
Accrued post-retirement benefit cost, net           $(462,095)     $(445,950)
                                                    =========      =========

NOTE E - BENEFIT PLANS continued

Service cost                                  $ 28,538     $ 37,995
Interest cost                                   40,583       39,643
Amortization of prior service cost              14,500       14,500
Amortization of transition obligation           30,900       30,900
Amortization of unrecognized (gains)            (2,826)      (1,505)
                                              --------     --------
Net periodic post-retirement benefit cost     $111,695     $121,533
                                              ========     ========

      The Company is presently allowed to recover a portion of the post-retirement benefits relating to active employees and retirees in its rates. To calculate the estimated accumulated benefit obligation, the Company has assumed a discount rate of 7.75% in 2000 and 1999, and a maximum medical care cost trend rate of 5% in 2000 and 1999, which is the projected annual increase in future compensation levels. A one percent increase in the assumed health care cost trend rate would not have had a material effect on the post-retirement benefit cost or the accumulated post-retirement benefit obligation in 2000.

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

Net income:                2000           1999

  As reported           $3,682,661     $2,615,665
  Pro forma             $3,461,126     $2,586,364
Earnings per share:
  As reported                $2.08          $1.50
  Pro forma                  $1.95          $1.48

      At December 31, 2000, all options which had been granted were exercisable and 167,988 shares were available for future grants. The following table shows the option plan activity for 1998, 1999 and 2000:

                                 Options Outstanding     Price Per Share

Balance at December 31, 1997            40,381             $8.33-$11.50
  Granted                               11,288                   $12.67
  Expired                                 (646)                   $8.33
  Exercised                             (6,378)            $8.33-$12.67
                                       -------
Balance at December 31, 1998            44,645            $10.00-$12.67
  Granted                                9,900                   $21.00
  Expired                                 (275)                  $10.00
  Exercised                            (34,234)           $10.00-$21.00
                                       -------
Balance at December 31, 1999            20,036            $10.00-$21.00
  Granted                               22,250                   $31.00
  Expired                                   --                       --
  Exercised                             (4,611)           $10.00-$21.00
                                       -------
Balance at December 31, 2000            37,675            $10.83-$31.00
                                       =======

      Of the 37,675 options outstanding at December 31, 2000, 1,989 have an exercise price of $11.50 and a remaining contractual life of 5 years; 2,214 shares have an exercise price of $10.83 and a remaining contractual life of 6 years; 2,964 shares have an exercise price of $12.67 and a remaining life of 7 years; and 8,258 shares have an exercise price of $21.00 and a remaining life of 8 years; and 22,250 shares have an exercise price of $31.00 and a remaining life of 9 years. Shares acquired pursuant to such options are subject to a restriction against transfer for a period of twelve months after acquisition by the employee. The fair value of each option grant is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants in 2000 and 1999, respectively: risk-free interest rates of 6.59% and 4.9%; expected dividend yields of 5.3%; expected lives of 5 years; and expected volatility of 53% and 35%.

      In September 1997, the Company amended its deferred compensation plan for its directors. Under the terms of the amended plan, directors may elect to receive their directors' fees in common shares of the Company or in cash upon either attaining age 70 or retirement from the board of directors. As of December 31, 2000, 16,278 common shares of the Company had been reserved for issuance under this plan.

NOTE G - SHAREHOLDER RIGHTS PLAN

On April 20, 2000, the Company's Board of Directors adopted a Rights Agreement and declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, $1.00 par value. Each Right entitles the shareholder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $85.00 per share, subject to adjustment. The Rights become exercisable in the event that a person or group acquires, or commences a tender or exchange offer to acquire, more than 10% of the Company's outstanding common stock. In that event, each Right will entitle the holder, other than the acquiring party, to purchase a number of common shares of the Company having a market value equal to two times the Right's exercise price. If the Company is acquired in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to purchase a certain number of shares of common stock of the acquiring company having a market value equal to two times the Right's exercise price. The Rights are redeemable by the Company at a redemption price of $.01 per Right at any time before the Rights become exercisable. The Rights will expire on April 19, 2010, unless previously redeemed.

NOTE H - MERGER OF THE COMPANY AND PITTSFIELD AQUEDUCT COMPANY

On January 30, 1998, Pittsfield was merged with and into the Company through the issuance of 49,428 shares of Pennichuck Corporation which were exchanged for substantially all of the outstanding common shares of Pittsfield. The merger was accounted for as a pooling-of-interests.

NOTE I - BUSINESS SEGMENT INFORMATION

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

      The tables below present information about Pennichuck Corporation's three primary business segments for the years ended December 31, 2000, 1999 and 1998.

                                     2000            1999            1998

Operating revenues:
  Water utility                   $15,963,540     $16,331,633     $14,972,347
  Real estate                       6,989,006         860,103       1,909,793
  Contract operations & other         718,930         617,522         512,654
                                  -----------     -----------     -----------
Total operating revenues          $23,671,476     $17,809,258     $17,394,794
                                  ===========     ===========     ===========

Operating income:
  Water utility                   $ 4,349,211     $ 5,326,362     $ 5,073,615
  Real estate                       4,632,404         591,887         489,940
  Contract operations & other         234,305         157,655         155,569
                                  -----------     -----------     -----------
Total operating income            $ 9,215,920     $ 6,075,904     $ 5,719,124
                                  ===========     ===========     ===========

Capital additions:
  Water utility                   $ 7,735,483     $ 6,717,877     $11,208,746
  Real estate                              --              --              --
  Contract operations & other           4,833          17,308          70,069
                                  -----------     -----------     -----------
Total capital additions           $ 7,740,316     $ 6,735,185     $11,278,815
                                  ===========     ===========     ===========

Identifiable assets:
  Water utility                   $73,547,121     $68,337,550     $62,392,754
  Real estate                       4,053,620       4,243,177       3,666,320
  Contract operations & other       5,279,265       3,000,117       4,779,107
                                  -----------     -----------     -----------
Total identifiable assets         $82,880,006     $75,580,844     $70,838,181
                                  ===========     ===========     ===========

NOTE I - BUSINESS SEGMENT INFORMATION continued

Depreciation and amortization expense:

  Water utility                   $2,225,329     $2,068,180     $1,792,739
  Real estate                        912,221             --         80,833
  Contract operations & other         34,216         73,587         62,009
                                  ----------     ----------     ----------
Total depreciation and
 amortization expense             $3,171,766     $2,141,767     $1,935,581
                                  ==========     ==========     ==========

      The operating revenues within each business segment are sales to unaffiliated customers. Operating income is defined as segment revenues less operating expenses including allocable Parent Company expenses attributable to each business segment as shown below.

                                      2000         1999         1998

Allocated parent expenses:
  Water utility                     $522,231     $477,156     $416,106
  Real estate and other               39,307       41,491       21,635
                                    --------     --------     --------
Total allocated parent expenses     $561,538     $518,647     $437,741
                                    ========     ========     ========

      Within the water utility business segment, one customer accounted for over 10 percent of total operating revenues. During 2000, 1999, and 1998, the water utility recorded $1,745,000, $1,784,000 and $1,726,000, respectively, in water revenues which were derived from fire protection and other billings to the City of Nashua.

NOTE J - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                  First      Second       Third      Fourth
                                 Quarter     Quarter     Quarter     Quarter
                                 -------------------------------------------
                             (In thousands of dollars, except per share amounts)

2000
Operating Revenues               $4,135      $4,453      $5,945      $9,138
Operating Income                  1,197       1,383       2,516       4,120
Net Income                          460         596       1,150       1,477

Basic Earnings Per Share         $  .26      $  .34      $  .65      $  .83

1999
Operating Revenues               $3,892      $4,710      $5,131      $4,076
Operating Income                  1,177       1,722       1,897       1,280
Net Income                          456         777         870         513

Basic Earnings Per Share         $  .26      $  .45      $  .50      $  .29

1998
Operating Revenues               $2,916      $3,973      $6,404      $4,102
Operating Income                    849       1,411       2,385       1,074
Net Income                          236         510       1,049         311

Basic Earnings Per Share         $  .19      $  .42      $  .85      $  .15

MARKET & DIVIDEND INFORMATION

The Company's common stock is currently traded on the Nasdaq National Market System ("NMS") under the symbol "PNNW".

      On December 31, 2000, there were approximately 850 holders of record of the 1,769,736 shares of the Company's common stock outstanding. The following table sets forth the comparative market prices per share of the Company's common stock based on the high and low closing sales prices as reported on the Nasdaq NMS during the applicable periods and the dividends declared by the Company during those periods. All amounts have been restated for the three for two stock split effected on September 1, 1998.

                               High        Low      Dividends Declared
2000
Fourth Quarter                $28.50      $23.75          $.25
Third Quarter                  28.00       24.00           .24
Second Quarter                 30.25       22.00           .24
First Quarter                  33.00       20.88           .24

1999
Fourth Quarter                $34.00      $24.00          $.24
Third Quarter                  29.00       22.00           .23
Second Quarter                 22.63       19.31           .23
First Quarter                  21.75       19.63           .22

1998
Fourth Quarter                $22.00      $19.00          $.22
Third Quarter                  20.50       15.00           .19
Second Quarter                 16.00       15.00           .19
First Quarter                  16.00       12.00           .19

Annual Meeting and Shareholder Information

Pennichuck Corporation's Annual Shareholder's Meeting will be held at 3:00 p.m. on Thursday, April 19, 2001, at the Nashua Marriot Hotel, 2200 Southwood Drive in Nashua, New Hampshire.

      Shareholder Relations: Pennichuck Corporation, 4 Water Street, PO Box 448, Nashua, NH 03061-0448, Attn: Shareholder Relations. Tel: 603/882-5191.

      Stock Transfer Agent and Registrar: EquiServe, Limited Partnership, Shareholder Services Department, 150 Royall Street, Canton, MA 02021, 781/575-3001, www.equiserve.com.

      Dividend Reinvestment and Common Stock Purchase Plan: Pennichuck Corporation has a Dividend Reinvestment and Common Stock Purchase Plan which is open to all holders of Pennichuck's common shares and to all of Pennichuck's New Hampshire residential customers. Participants in the Plan receive their dividends in the form of Pennichuck common shares and may also, within certain limits, make additional cash purchases under the Plan. For a copy of the Plan Prospectus and an enrollment form, please call Shareholder Relations.

Five-year Selected Data

                                         2000          1999          1998          1997          1996

Operating revenues (in $000's)         $  23,671     $  17,809     $  17,395     $  12,056     $  12,417
Net income (in $000's)                 $   3,683     $   2,616     $   2,106     $   1,207     $   1,289
Earnings per share - basic             $    2.08     $    1.50     $    1.61     $    1.01     $    1.09
Cash dividends declared per
 share of common stock                 $    0.97     $    0.92     $    0.79     $    0.68     $    0.65
Total assets (in $000's)               $  82,880     $  75,581     $  70,838     $  57,240     $  51,357
Long-term debt (in $000's)             $  27,237     $  28,266     $  28,185     $  26,678     $  21,946
Weighted average shares
 oustanding - basic                    1,770,575     1,745,698     1,306,286     1,200,287     1,178,883
Book value per share                   $   16.23     $   15.03     $   14.51     $   12.07     $   11.78
Utility plan additions (in $000's)     $   7,735     $   6,718     $  11,209     $   6,126     $   3,144
Water delivered
 (million gallons per day)                 15.86         15.12         14.44         12.74         12.51
Mains (miles)                                495           481           470           364           361
Services:
  Core & Communities                      22,380        22,213        21,422        21,037        20,805
  Pittsfield Aqueduct                        628           625           623           615           615
  Pennichuck East                          4,139         3,804         3,766            --            --
Meters                                    27,243        26,642        25,984        21,759        21,526
Hydrants                                   2,634         2,583         2,540         2,194         2,190
Rainfall                                   57.62         42.87         47.36         47.36         53.24
Employees                                     72            71            66            57            56

Prior year numbers have been restated to reflect the merger of Pittsfield Aqueduct Company, Inc. and the three for two stock split. 1998 numbers reflect the acquisition of Pennichuck East Utility, Inc.

(inside back cover: Map of Pennichuck Corporation Service Territory, with small map of New Hampshire and key)

        Inside Back Cover

Pennichuck Corporation
4 Water Street
P.O. Box 448
Nashua, NH 03061-0448
800.553.5191
603.882.5191
Fax 603.882.4125
www.pennichuck.com


4370-AR-2001

        Back Cover